
11006711

BJ's Wholesale Club, Inc.

2010 Annual Report and Proxy Statement for the 2011 Annual Meeting of Shareholders


BJ's

Company Profile

BJ's Wholesale Club introduced the warehouse club concept to the northeastern United States in the mid 1980s. Since then, the chain has expanded its operations to 15 states from Maine to Florida.

BJ's is dedicated to providing its members with high-quality, brand-name merchandise at prices that are significantly lower than the prices found at supermarkets, supercenters, department stores, drug stores and specialty retail stores.

BJ's is traded on the New York Stock Exchange under the symbol "BJ."


Net Income ($ in millions)
150
120
90
60
30
0
2006
2007
2008
2009
2010*

*Includes post-tax expense of $41.1 million for charges related to club closures, restructuring, asset impairments and other.


Net Sales ($ in millions)
12000
10000
8000
6000
4000
2000
0
2006
2007
2008
2009
2010


Cash Flow from Operating Activities ($ in millions)
350
300
250
200
150
100
50
0
2006
2007
2008
2009
2010


Membership Fee Income ($ in millions)
200
150
100
50
0
2006
2007
2008
2009
2010

Financial Highlights*

($ in millions, except per share amounts)	2010 (1)	2009 (2)	2008 (3)
Net Sales	$10,632.9	$9,820.9	$9,662.5
Membership Fees	190.7	179.6	175.1
Other Revenues	53.6	50.1	47.0
Total Revenues	10,877.2	10,050.6	9,884.6
Operating Income	208.1	227.6	225.5
Income from Continuing Operations	124.3	134.8	138.5
Loss from Discontinued Operations, net of income taxes	(29.2)	(3.5)	(4.6)
Net Income	95.0	131.3	133.9
Diluted Earnings Per Share			
Income from Continuing Operations	$2.31	$2.47	$2.35
Loss from Discontinued Operations	($0.54)	($0.07)	($0.08)
Net Income	$1.77	$2.40	$2.27
Total Assets	$2,321.7	$2,171.3	$2,026.1
Working Capital	305.2	166.5	167.8
Cash Flow from Operating Activities	228.8	300.0	224.0
Capital Expenditures	186.7	176.4	138.0
Long-term Debt	-	0.5	1.1
Stockholders' Equity	1,144.3	1,025.6	977.9
Comparable Club Sales (%)	4.4%	(1.9)%	9.4%
Merchandise Comparable Club Sales (%) (4)	2.4%	4.0%	6.4%
# of Clubs at Year End	189	187	180
# of Members at Year End (in thousands) (5)			
Inner Circle	8,194	8,033	7,629
Business	1,381	1,396	1,360
Total Square Footage (million)	20.6	20.4	19.5
Operating Margin (%) (6)	2.0%	2.3%	2.3%
Current Ratio	1.31	1.17	1.18
Debt/Total Capitalization (%) (7)	0.0%	0.1%	0.2%

(1) During 2010, the Company recorded post-tax expense of $41.1 million, or $0.76 per diluted share, for charges related to club closures, restructuring, asset impairments and other. Of the $41.1 million charge, $25.8 million, or $0.48 per diluted share, was related to club closures and is recorded in discontinued operations. The remaining charges, $15.3 million, or $0.28 per diluted share, represent restructuring, impairments and other.

(2) During 2009, the Company recorded post-tax expense of $6.9 million, or $0.13 per diluted share, to establish a reserve in connection with a proposed settlement of a legal claim that resolves wage and hour job classification claims. Also in 2009, the Company recorded post-tax income of $1.8 million, or $0.03 per diluted share, related to payments the Company received from a class action settlement involving the credit card interchange fees charged by MasterCard® and Visa® and post-tax income of $1.7 million, or $0.03 per diluted share, from an adjustment to legal reserves established in 2004 that were resolved in 2009.

(3) During 2008, the Company recorded post-tax expense of $0.5 million, or $0.01 per diluted share, to increase its reserve for closed clubs. Also in 2008, the Company recorded post-tax income of $3.3 million, or $0.06 per diluted share, as a result of favorable state income tax audit settlements.

(4) Excludes sales of gasoline

(5) Includes supplemental members

(6) Defined as Operating Income/Net Sales

(7) Includes short-term and long-term debt

* Prior period results have been revised to correct errors in our accounting for ground leases and to reclassify the operating results of five clubs closed in 2010 to discontinued operations. See our Form 10-K for further details.

To Our Fellow Shareholders,

I am very pleased to report BJ's strong operating results for 2010. Throughout the year, we maintained our focus on improving member experience while adapting to a more cautious consumer. As a result, net sales increased by 8.3% and comparable club sales increased by 4.4%, including a contribution from sales of gasoline of 2.0%. Merchandise margin rates benefitted from an increased penetration of perishable food sales and lower acquisition costs.

Strategic Actions to Optimize Performance

Before going into more detail on our operating results for 2010, I would like to review the strategic actions we took in early January to optimize our performance and build shareholder value. After a comprehensive review and analysis that began in the spring of 2010, we decided to close five underperforming clubs and restructure certain home office and field operations. These actions resulted in post-tax expense of $41.1 million and were a major factor in our net income of $95.0 million, or $1.77 per diluted share for the year. Excluding the $41.1 million expense, adjusted non-GAAP net income for 2010 was $136.1 million, or $2.53 per diluted share, which was favorable to our original guidance and reflected higher than expected merchandise margins and strong expense control. The savings associated with the strategic actions are expected to make it possible for BJ's to grow our earnings while maintaining our investments in information technology, chain expansion and club remodels. These investments are vital to our competitiveness, future growth and profitability.

Management Transitions

At the end of 2010, we announced the promotions of two Senior Vice Presidents to Executive Vice Presidents. On January 30, 2011 Bob Eddy, formerly BJ's Senior Vice President of Finance, succeeded Frank Forward as Executive Vice President and Chief Financial Officer; and Cornel Catuna, formerly Senior Vice President, Director of Field Operations, succeeded Tom Gallagher as Executive Vice President, Club Operations. Frank and Tom made many important contributions to BJ's, and we truly appreciate their years of service. Owing to their ability to recruit and mentor successors, they built strong organizations with exceptional leaders in Bob and Cornel.

Operational Highlights for 2010

Comparable club sales excluding gasoline increased by 2.4% in 2010, driven by a 4% increase in food. Our members responded enthusiastically to the quality and value they found in new offerings of prepared foods, produce and frozen. Sales of perishable food, our highest margin department, rose by 7.4%. New ordering systems significantly improved inventory management in our meat and deli departments and together with better sourcing and club execution, contributed to our merchandise margin expansion throughout the year.

Our membership trends were positive throughout 2010, driven by acquisition and retention programs that focused on BJ's quality and value. Renewal rates increased among both Inner Circle and Business members. In addition, the penetration of Rewards members, who pay a $90 annual fee in exchange for a 2% merchandise rebate, rose to 7.8% of all members and approximately 17% of merchandise sales, up from 5.5% and 13%, respectively, in 2009. We also saw a higher level of spending from first year members in 2010. On January 3, 2011 we raised our annual membership fees for Inner Circle and Business members from $45 to $50. Our last fee increase was in January 2006.

In addition to membership, growth in member traffic is another leading indicator of our success. In 2010, member visits rose by 3%, following a 5% increase in 2009. Clearly, our expanded assortments of fresh food, investments in club payroll and club remodels are driving market share growth.

We opened eight clubs in 2010, including the relocation of our Johnston, Rhode Island club. The other 2010 openings were in Waltham, Quincy and Hudson, Massachusetts; Capitol Heights, Maryland; Southington, Connecticut; Brooklyn, New York; and Falls Church, Virginia. We continued to test an 85,000 square foot format as an alternative to our full size clubs which average about 120,000 square feet. The smaller footprint gives us greater flexibility in finding new locations, both in urban and suburban markets. Compared to our full size clubs, they have roughly the same assortments of perishable foods and selective assortments of general merchandise. We ended the year with three of the smaller format clubs and expect to open four or five more in 2011.

We invested approximately $32 million in club renovations in 2010 to provide an even better shopping experience for our members. By expanding our presentation and holding capacity for fresh food, we improved our clarity of offering and made it easier for our members to complete more of their weekly shopping at BJ's. In 2011 we plan to invest approximately $25 million in club renovations.

Information technology upgrades continued to be a priority in 2010. During the year, we launched a pilot program for a new point of sale system that we plan to install in about half the chain this year. We also completed a major upgrade of our eCommerce site. Online sales comprise a small but rapidly growing percentage of our overall sales, increasing by more than 30% in 2010. In 2011, we plan to make further investments in the site to improve usability, increase flexibility with suppliers and facilitate better order transparency.

Good expense control is a hallmark of our corporate culture. Since energy is one of our largest recurring expenses, we are constantly looking for ways to reduce consumption. For example, in 2010, we expanded the use of LED lighting in our refrigeration cases. LED lighting is not only energy savvy, it also enhances our presentation of food.

Wider use of solar energy is another way that we reduced energy consumption. In 2010, we installed solar energy panels in four additional clubs, bringing the total to 15 clubs at year-end. We plan to add solar energy systems to six or seven more clubs in 2011 as well as to our Uxbridge, Massachusetts distribution center.

Focus on Team Member Development

Another important aspect of our culture is team member development. BJ's Leadership Academy, now in its third year, provides our team members with opportunities to acquire the knowledge and skills they need to reach their potential. One of the many benefits of this curriculum is that it creates a common value system among our team members, and this helps to facilitate growth and development, as well as orderly management succession.

Throughout our club network, BJ's team members share a belief that their most important job assignment, no matter what their job, is to deliver a great shopping experience to our members. Putting members first is a core value that we believe differentiates BJ's and gives us a competitive advantage. Our culture of service is fostered and reinforced in weekly and monthly meetings where team members identify opportunities based on customer feedback.

BJ's Culture Rewards Teamwork

Teamwork is another core value for BJ's, both in the work environment and in our local communities. As a way of recognizing our peers for their community service, in 2010 we launched a company-wide program called ***Get InVOLved.*** More than 300 BJ's team members were nominated by their peers to receive management and public recognition, and ten winners also received $1,000 donations to the charities for which they volunteered.

We also encouraged teamwork in 2010 through our participation in the Military Appreciation Month Letter Writing Campaign, with national partner, Operation Gratitude. The program enabled our team members and club members to write letters in support of our troops. We were thrilled with the level of participation. More than 100,000 letters were submitted, which was double our original goal.

Many Reasons for Optimism in 2011

We are very encouraged by the results we are seeing from our investments in information technology, club remodels and club payroll. Our clubs have never looked better. And it is clear that our members are doing more of their weekly household shopping with us. Our consistent growth in member visits, membership renewals and sales of fresh food over the past four years demonstrate that providing great values on quality merchandise is a strategy that succeeds in both strong and struggling economies.

Our priorities in 2011 are to maintain momentum in market share gains, expand our chain, and invest in our existing business through renovations, club payroll, training and technology upgrades. Our plan calls for a 5.5% to 7.5% increase in net sales and a 2.0% to 4.0% increase in merchandise comparable club sales, excluding gasoline. We expect to open six to eight new clubs, including one club relocation.

I'm very grateful to BJ's team members for their hard work and dedication, to our members for their loyalty, and to our shareholders for their support. I look forward to updating you on our progress throughout the year.



Laura Sen
President and Chief Executive Officer
April 8, 2011

Board of Directors

Herbert J Zarkin, Chairman of the Board

Laura J. Sen, President and Chief Executive Officer

Christine M. Cournoyer, President and Chief Operating Officer, Picis, Inc.

Paul Danos, Ph.D., Dean, Laurence F. Whittemore Professor of Business Administration
Tuck School of Business at Dartmouth College

Edmond J. English, Chief Executive Officer, Bob's Discount Furniture

Helen Frame Peters, Ph.D., Professor of Finance and Former Dean, Carroll School of Management, Boston College

Leonard A. Schlesinger, President, Babson College

Michael J. Sheehan, Chief Executive Officer, Hill, Holliday, Connors, Cosmopulos, Inc.

Thomas J. Shields, Managing Director, Shields & Company, Inc.

Senior Management

Laura J. Sen, President and Chief Executive Officer

Robert W. Eddy, Executive Vice President and Chief Financial Officer

Cornel Catuna, Executive Vice President, Club Operations

Christina M. Neppl, Executive Vice President, Merchandising and Logistics

Lon F. Povich, Executive Vice President, General Counsel and Secretary

Peter Amalfi, Executive Vice President, Chief Information Officer

Michael P. Atkinson, Senior Vice President, Director of Marketing and E-Commerce

Lisa Bires, Senior Vice President, Treasury, Taxes and Risk

Jeff Desroches, Senior Vice President, Director of Logistics

Scott Floeck, Senior Vice President, Business Information Officer

Bruce L. Graham, Senior Vice President, GMM, Food Merchandise

Susan Hoffman, Senior Vice President, Human Resources, Chief People Officer

John J. Mulleady, Senior Vice President, Director of Real Estate/Property Development

Carol G. Stone, Senior Vice President, Finance

Mark S. Titlebaum, Senior Vice President, GMM, General Merchandise

Club Listing by State (189 Locations)

Connecticut
Derby
Fairfield
Manchester
North Haven
Southington
Stratford
Torrington
Wallingford
Waterbury
Waterford
West Hartford
Willimantic

Delaware
Millsboro
Newark
New Castle

Florida
Boynton Beach
Cape Coral
Claremont
Cutler Ridge
Fort Lauderdale
Fort Myers
Hialeah
Hollywood
Homestead
Jacksonville – Atlantic Blvd
Jacksonville – Phillips Hwy
Jensen Beach
Kendall
Kissimmee
Melbourne
Merritt Island
Miami Lakes
Orange Park
Orlando – Millenia Plaza
Orlando – Waterford Lakes
Parkland
Pembroke Pines
Royal Palm Beach
Sanford
Sarasota
Tampa
Tampa – Waters Ave
West Kendall

Georgia
Conyers
Cumming
East Point
Newnan
Woodstock

Maine
Auburn
Portland

Maryland
Baltimore
Bel Air
Bowie
Capitol Heights
Columbia
Lexington Park
Owings Mills
Pasadena
Waldorf
Westminster

Massachusetts
Auburn
Chicopee
Danvers
Dedham
Framingham
Franklin
Greenfield
Haverhill
Hudson
Hyannis
Leominster
Medford
North Dartmouth
Plymouth
Quincy
Revere
South Attleboro
Stoneham
Stoughton
Taunton
Waltham
Westborough
Weymouth

New Hampshire
Hooksett
Nashua
Portsmouth
Salem
Tilton
West Lebanon

New Jersey
Deptford
East Rutherford
Edison
Flemington
Hamilton Township
Jersey City
Linden
Manahawkin
Maple Shade
Mays Landing
North Bergen
Ocean Township
Old Bridge
Paramus
Riverdale
Roxbury
Toms River
Vineland
Voorhees
Watchung

New York
Albany
Allegany
Auburn – Sennett
Batavia
Brooklyn
Bronx
Canarsie
Clarence
Clay
College Point, Queens
East Setauket
East Syracuse
Farmingdale
Flushing
Freeport
Geneva
Greece
Hamburg
Henrietta
Islandia
Levittown
Massena
Middle Village, Queens
Monroe
Oneonta
Pelham
Riverhead
Rotterdam
Saratoga Springs
Tonawanda
Utica
Valley Stream
Victor
Wappingers Falls
Webster
Westbury
West Nyack
Yorktown Heights

North Carolina
Cary
Concord
Garner
Mooresville
Pineville
Raleigh
Raleigh – Capital Blvd

Ohio
Akron
Avon
Middleburg Heights
North Canton
Warrensville Heights
Willoughby

Pennsylvania
Allentown
Camp Hill
Downingtown
Lancaster
Langhorne
Oaks
Philadelphia
Plymouth Meeting
Quakertown
Reading
South Philadelphia
Springfield
Stroudsburg
Warrington
York

Rhode Island
Coventry
Johnston
Middletown

Virginia
Alexandria
Chesapeake
Fairfax
Falls Church
Fredericksburg
Hampton
Mechanicsville
Norfolk
Richmond
Virginia Beach
Woodbridge

Average Sales Per Club*

($ Millions)

	NUMBER OF CLUBS**												
YEAR OPEN	**Big**	**Small**	**Total**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**
2000 & PRIOR	99	14	113	42	43	44	46	47	47	48	50	52	52
2001	11	1	12		26	28	32	34	35	35	38	39	41
2002	10	1	11			43	45	48	50	53	57	61	62
2003	7	2	9				33	35	36	37	39	42	44
2004	4		4					43	44	48	52	57	60
2005	7	1	8						37	39	43	46	49
2006	9		9							29	32	35	37
2007	5		5								47	53	57
2008	4		4									39	41
2009	6	1	7										63
2010	5	2	7										
TOTAL CLUBS	**167**	**22**	**189**										

* Note: New clubs are not included in their first (partial) fiscal year. For 2006, which was a 53-week year, average sales are presented on a 52-week basis (2-53). Average sales per club data excludes sales of gasoline.

** Prior period results have been revised to reclassify the operating results of five clubs closed in 2010 to discontinued operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 29, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-13143

BJ'S WHOLESALE CLUB, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-3360747**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
25 Research Drive Westborough, Massachusetts	**01581**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (774) 512-7400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant on July 31, 2010 (the last day of our most recent second quarter) was approximately $2,460,457,000 based on the closing price of $45.55 on the New York Stock Exchange as of such date.

There were 54,278,178 shares of the Registrant's Common Stock, $.01 par value, outstanding as of March 11, 2011.

Documents Incorporated by Reference

Portions of the Proxy Statement for the Registrant's 2010 Annual Meeting of Stockholders (See Part III of this Form 10-K).

In this report, references to "we," "our," "us," "BJ's" or "the Company" refer to BJ's Wholesale Club, Inc. unless the context indicates otherwise.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This report contains a number of "forward-looking statements," including statements regarding planned capital expenditures, planned club openings, expected provision for income taxes, litigation, our strategic initiatives to optimize performance and the board's review of strategic alternatives, lease obligations in connection with closed BJ's and ProFoods clubs, and other information with respect to our plans and strategies, including the section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") titled "Outlook for 2011." Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "intends," "anticipates," "plans," "estimates," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual events or our actual results to differ materially from those indicated by such forward-looking statements, including, without limitation, the factors set forth in Item 1A., Risk Factors, and other factors noted in MD&A, particularly those noted under "Critical Accounting Policies and Estimates." In addition, any forward-looking statements represent our estimates only as of the day this annual report was first filed with the Securities and Exchange Commission ("SEC") and should not be relied upon as representing our estimates as of any subsequent date. Our forward-looking statements do not reflect the potential future impact of any merger, acquisition or disposition or other strategic transaction. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

PART I

Item 1. Business

General

BJ's Wholesale Club introduced the warehouse club concept to New England in 1984 and has since expanded to become a leading warehouse club operator in the eastern United States. As of January 29, 2011, BJ's operated 189 warehouse clubs in 15 states. The table below shows the number of Company locations by state.

State	Number of Locations
New York	38
Florida	28
Massachusetts	23
New Jersey	20
Pennsylvania	15
Connecticut	12
Virginia	11
Maryland	10
North Carolina	7
New Hampshire	6
Ohio	6
Georgia	5
Delaware	3
Rhode Island	3
Maine	2
TOTAL	189

On July 28, 1997, BJ's Wholesale Club, Inc., a Delaware corporation, became an independent, publicly owned entity when Waban Inc. ("Waban"), BJ's parent company at the time, distributed to its stockholders on a pro rata basis all of the Company's outstanding common stock. Before that date, BJ's business had operated as a division of Waban.

The fiscal year ended January 29, 2011 is referred to as "2010" or "fiscal 2010" below. Other fiscal years are referred to in a similar manner.

Industry Overview

Warehouse clubs offer a relatively narrow assortment of food and general merchandise items within a wide range of product categories. In order to achieve high sales volumes and rapid inventory turnover, merchandise selections are generally limited to items that are brand name leaders in their categories and an assortment of private brands. Since warehouse clubs sell a diversified selection of product categories, they attract customers from a wide range of other wholesale and retail distribution channels, such as supermarkets, supercenters, department stores, drug stores, discount stores, office supply stores, consumer electronics stores and automotive stores. BJ's believes that it is difficult for these higher cost channels of distribution to match the low prices offered by warehouse clubs.

Warehouse clubs eliminate many of the merchandise handling costs associated with traditional multiple-step distribution channels by purchasing full truckloads of merchandise directly from manufacturers and by storing merchandise on the sales floor rather than in central warehouses. By operating no-frills, self-service warehouse facilities, warehouse clubs have fixturing and operating costs substantially below those of traditional retailers. Because of their higher sales volumes and rapid inventory turnover, warehouse clubs generate cash from the sale of a large portion of their inventory before they are required to pay merchandise vendors. As a result, a greater percentage of the inventory is financed through vendor payment terms than by working capital. Two broad groups of customers, individual households and small businesses, have been attracted to the savings made possible by the high sales volumes and operating efficiencies achieved by warehouse clubs. Customers at warehouse clubs are generally limited to members who pay an annual fee.

Business Model

We have developed an operating model that we believe differentiates us from our warehouse club competition. First, we place added focus on the individual consumer, our Inner Circle® member, through merchandising strategies that emphasize a customer-friendly shopping experience. Second, by clustering our clubs, we achieve the benefit of name recognition and maximize the efficiencies of our management support, distribution and marketing activities. Finally, we seek to establish and maintain the first or second industry leading position in each major market where we operate. We create an exciting shopping experience for our members with a changing mix of food and general merchandise items and carry a broader product assortment than our warehouse club competitors. By supplementing the warehouse format with aisle markers, express checkout lanes, self-checkout lanes and low-cost video-based sales aids, we make shopping easier and more efficient for our members. For the convenience of our members, we maintain longer hours of operation than our warehouse club competitors. While all warehouse clubs sell merchandise in bulk, BJ's also offers some smaller package sizes that are easier to carry home and store, including sizes that are comparable to those offered in supermarkets. Smaller package sizes can be found in a number of our fresh food categories, including dairy, meat, bakery, fish and produce. We are also the only major warehouse club operator to accept manufacturers' coupons, which provide added value for our members, and we accept more credit and debit payment options than our warehouse club competitors, including government-issued electronic benefit transaction cards.

Expansion

Since the beginning of 2005 BJ's has grown from 155 clubs to 189 clubs in operation at January 29, 2011. We plan to open six to eight new clubs in 2011, all of them will be in existing markets.

Year	Clubs in Operation at Beginning of Year	Clubs Opened During the Year	Clubs Closed During the Year	Clubs in Operation at End of Year
2005	155	8	—	163
2006	163	9	—	172
2007	172	5	—	177
2008	177	4	1	180
2009	180	7	—	187
2010	187	7	5	189

In addition to the club openings shown above, we relocated one club in 2005 and 2010. The table above excludes the opening of two ProFoods Restaurant Supply clubs in 2004 and the closing of those two clubs in 2006. In 2010 we closed five underperforming clubs which is described more fully in "Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations" and Note 3 in the Notes to Consolidated Financial Statements.

Store Profile

As of January 29, 2011, we operated 167 full-sized warehouse clubs that averaged approximately 114,000 square feet and 22 smaller format warehouse clubs that averaged approximately 73,000 square feet. The smaller format clubs are designed to serve markets whose population is not sufficient to support a full-sized warehouse club or whose population density does not provide adequate real estate space for a full-sized club. Included in our smaller format portfolio are three 85,000 square foot clubs opened in the last two years. Including space for parking, a typical full-sized BJ's club requires 13 to 14 acres of land. The smaller version typically requires approximately 8 acres. Our clubs are located in both free-standing locations and shopping centers.

Construction and site development costs for a full-sized owned BJ's club generally range from $6 million to $10 million. Land acquisition costs for a club generally range from $3 million to $10 million but can be significantly higher in some urban locations. We invest $3 to $4 million for fixtures and equipment, approximately $2 million for inventory (net of accounts payable) and incur approximately $1 to $2 million for preopening costs in a new full-sized club. Our large urban clubs generally have higher preopening costs.

Merchandising

We service our existing members and attract new members by providing a broad range of high quality, brand name and private label merchandise at prices that are consistently lower than the prices of traditional retailers, including discount retailers, supermarkets, supercenters and specialty retail operations. We limit the items offered in each product line to fast selling styles, sizes and colors, carrying approximately 7,000 active stockkeeping units (SKUs). By contrast, supermarkets normally carry an average of 48,000 SKUs, and supercenters typically stock up to 145,000 SKUs. We work closely with manufacturers to develop packaging and sizes which are best suited for selling through the warehouse club format in order to minimize handling costs and ensure value to our members.

Food accounted for approximately 66% of our merchandise sales in 2010. The remaining 34% consisted of a wide variety of general merchandise items. Food categories at BJ's include frozen foods, fresh meat and dairy products, beverages, dry grocery items, fresh produce and flowers, canned goods and household paper products. General merchandise includes consumer electronics, prerecorded media, small appliances, tires, jewelry, health and beauty aids, household needs, chemicals, computer software, books, greeting cards, apparel, furniture, toys and seasonal items. We believe that more than 70% of our products are items that can also be found in supermarkets.

BJ's consumer-focused private brand products are primarily premium quality and generally are priced below the top branded competing product. Our focus is on our core private brand products that have the highest market share and yield high margins as well as differentiated products that drive member loyalty. Our private brand products sales penetration was approximately 10% of food and general merchandise sales in 2010 which was consistent with the prior year.

We also offer a number of specialty services that are designed to enable members to complete more of their shopping at BJ's and to encourage more frequent trips to the clubs. Most of these services are provided by outside operators in space leased from BJ's. Specialty services include full-service optical centers; food courts; full-service Verizon Wireless centers; home improvement services; BJ's Travel®; garden and storage sheds; patios and sunrooms; a propane tank filling service; an automobile buying service; a car rental service; tire installation services; muffler and brake services operated in conjunction with Monro Muffler Brake, Inc.; Merchant Payment processing services; and electronics and jewelry protection plans.

As of January 29, 2011, we had 103 gasoline stations in operation at our clubs. The gas stations are generally self-service, relying on "pay at the pump" technology that accepts credit and debit card transactions. Cash is also accepted at some locations. Both regular and premium gasoline are available. We generally maintain our gas prices below the average prices in each market as a means of illustrating a favorable price image to existing and prospective members.

Our electronic commerce business, bjs.com, provides hundreds of BJ's general merchandise products as well as thousands of additional products generally not found in our clubs. We provide delivery of these products to our members' home or office. Items sold on our website include electronics, computers, video games, office supplies and equipment, products for the home, health and beauty aids, sporting goods, outdoor living, baby products, toys and jewelry. In addition, we offer services such as auto and home insurance, home improvement, travel services, television and home theater installation and membership services.

Membership

Paid membership is an essential part of the warehouse club concept. In addition to providing a source of revenue which permits us to offer low prices, membership reinforces customer loyalty. We offer two types of memberships: Inner Circle® memberships and business memberships. Most of our Inner Circle members are likely to be homeowners whose incomes are above the average for the Company's trading areas. We believe that a significant percentage of our business members also shop BJ's for their personal needs.

We generally charge $50 per year for a primary Inner Circle membership that includes one free supplemental membership. Members in the same household may purchase additional supplemental memberships for $25 each. A primary business membership also costs $50 per year and includes one free supplemental membership. Additional supplemental business memberships cost $25 each. These fees were increased on January 3, 2011. Prior to that date, primary Inner Circle and business memberships cost $45 per year and supplemental memberships cost $20 each. We had approximately 9.6 million BJ's members (including supplemental cardholders) at January 29, 2011.

BJ's Rewards Membership® program, which is geared to high frequency, high volume members, offers a 2% rebate, capped at $500 per year, generally on most in-club purchases. The annual fee for a BJ's Rewards Membership is $90. At the end of 2010, Rewards Members accounted for approximately 7.8% of our primary members and approximately 17% of our merchandise sales during the year.

Advertising and Public Relations

We promote customer awareness of our clubs primarily through direct mail, public relations efforts, television and radio advertising, social media outreach, community involvement, new club marketing programs, and various publications sent to our members periodically throughout the year. We also employ dedicated marketing personnel who solicit potential business members and who contact other selected organizations to increase the number of members. Typically in the spring and the fall, we run free trial membership promotions to attract new members, with the objective of converting them to paid members, and also use one-day passes to introduce non-members to our clubs. These programs result in very low marketing expenses compared to typical retailers.

Club Operations

Our ability to achieve profitable operations depends upon high sales volumes and the efficient operation of our warehouse clubs. We buy most of our merchandise from manufacturers for shipment either to a BJ's cross-dock facility or directly to our clubs. This eliminates many of the costs associated with traditional multiple-step distribution channels, including distributors' commissions and the costs of storing merchandise in central distribution facilities.

We route the majority of our purchases through cross-dock facilities which break down truckload quantity shipments from manufacturers and reallocates these goods for shipment to individual clubs, generally within 24 hours. Our efficient distribution systems result in reduced freight expenses and lower handling costs.

We work closely with manufacturers to minimize the amount of handling required once merchandise is received at a club. Merchandise for sale is generally displayed on pallets containing large quantities of each item, thereby reducing labor required for handling, stocking and restocking. Back-up merchandise is generally stored in steel racks above the sales floor.

We have been able to limit inventory shrinkage to levels well below those typical of other retailers by strictly controlling the exits of our clubs, by generally limiting customers to members and by using state-of-the-art electronic article surveillance technology. Our inventory shrinkage was no more than 0.20% of net sales in each of the last three fiscal years. Losses associated with payments by check have been insignificant, as members who issue dishonored checks are restricted to cash-only terms. Our policy is to accept returns of most merchandise within 30 days of purchase.

BJ's is the only warehouse club operator to accept each of MasterCard®, VISA®, Discover®, American Express® and Revolution Card® chainwide. Our members may also pay for their purchases by cash, check and debit cards, and in 2009 we began accepting government-issued electronic benefit transaction cards in all of our clubs.

BJ's has a co-branded VISA® card which is underwritten by a major financial institution on a non-recourse basis. Purchases made at BJ's with the co-branded VISA® card earn a 2% rebate. All other purchases with the BJ's VISA® card earn rebates of 1%. Rebates are issued by the financial institution in the form of BJ's Bucks® certificates redeemable for merchandise at any BJ's club.

Information Technology

We strive to use information systems and technology to improve the control and the efficiency of our business model. We have enhanced the efficiency of our checkout process and utilize an on-line refund system at the clubs to more effectively process sales returns. In 2010, we made significant progress towards implementing a new point of sales ("POS") system, including testing this new system in several of our clubs. We expect to roll out the new POS system to all clubs in 2011 and 2012. We believe that we are the only operator in the warehouse club industry to offer self-checkout throughout a major portion of its clubs. As of January 29, 2011, we have expanded this technology to over 98% of our clubs and are in the process of upgrading these registers at a portion of our clubs.

Sales data is generally analyzed daily for replenishment decision making. Detailed purchasing data permits the buying staff and club managers to track changes in members' buying behavior. Detailed shrinkage information by SKU by club allows management to quickly identify inventory shrinkage problems and formulate effective action plans. In 2009, we completed the implementation of a new warehouse management system at all of our cross-dock facilities. This system is vital to our logistics operation and enables us to successfully manage inventory and replenishment.

In 2007, we conducted a comprehensive review of all our systems and began a large scale technology initiative to enhance, upgrade or replace many of our key business operating systems including our sales reporting, financial and membership systems. The project is ongoing and is expected to take several more years to complete. We believe this technology investment is necessary for us to operate our business efficiently in the future. It will allow us to take advantage of the more forward-thinking aspects of marketing, merchandising, and operations, as well as provide easier and more comprehensive access to the decision support information we need to be as efficient and effective as possible.

For additional information regarding our capital spending plans on information technology, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Competition

We compete with a wide range of national, regional and local retailers and wholesalers selling food and/or general merchandise in our markets, including supermarkets, supercenters, general merchandise chains, specialty chains, gasoline stations and other warehouse clubs, some of which have significantly greater financial and marketing resources than BJ's. Major competitors that operate warehouse clubs include Costco Wholesale Corporation and Sam's Clubs (a division of Wal-Mart Stores, Inc.), both of which operate on a multi-national basis.

A large number of competitive membership warehouse clubs exist in our markets. Approximately 85% of our 167 full-sized warehouse clubs have at least one competitive membership warehouse club in their trading areas at a distance of about ten miles or less. Only three of our smaller format clubs has direct competition from other warehouse clubs within ten miles.

We believe price is the major competitive factor in the markets in which we compete. Other competitive factors include store location, merchandise selection, member services and name recognition. We believe our efficient, low-cost form of distribution gives us a significant competitive advantage over more traditional channels of retail distribution.

Seasonality

Our business, in common with the business of retailers generally, is subject to seasonal influences. Our sales and net income have been strongest in the fourth quarter holiday season and lowest in the first quarter of each fiscal year.

Employees

As of January 29, 2011, we had approximately 24,800 full-time and part-time employees ("team members"). None of our team members is represented by a union. We consider our relations with our team members to be excellent.

Segments

We operate warehouse clubs, which include the sales of food, general merchandise, gasoline and other specialty businesses. The Company's club operations, which represent substantially all of the Company's consolidated sales, earnings and total assets, are its only reportable segment. All of the Company's operations are domestic. Revenues, profit and losses, and total assets are shown in the Company's Consolidated Financial Statements set forth in Item 8 of this annual report on Form 10-K.

Available Information

BJ's makes available free of charge on its internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such material is electronically filed with the SEC. Internet users can access this information on BJ's website at *www.bjs.com.* We have included our website address in this Form 10-K as an inactive textual reference only. The information on our website is not incorporated by reference in this Form 10-K.

You may read and copy any reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC. The address of this Internet site is *www.sec.gov.*

Item 1A. Risk Factors

The risk factors which appear below could materially affect our business, financial condition and results of operations. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, including overall economic and industry conditions, especially in the Eastern

United States, where all of our clubs are located, geopolitical events, changes in laws or accounting rules, terrorism, major health concerns or other disruptions of expected economic or business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are not material also may impair our business results of operations and financial condition.

Competition May Adversely Affect Our Profitability

We compete with a wide range of national, regional and local retailers and wholesalers selling food and/or general merchandise in our markets. Some of these competitors, including two major competitors (Sam's Clubs (a division of Wal-Mart Stores, Inc.) and Costco Wholesale Corporation) who operate on a multi-national basis, have significantly greater financial and marketing resources than BJ's. These retailers and wholesalers compete in a variety of ways, including price, location, services offered to customers and merchandise selection. We cannot assure you that we will be able to compete successfully with existing or future competitors. Our inability to respond effectively to competitive factors may have an adverse effect on our profitability as a result of lower sales or increased operating costs.

Our Business May be Affected by Issues that Affect Consumer Spending

Our results of operations may be affected by changes in economic factors that impact consumer spending. Certain economic conditions such as contraction in the financial markets, rates of inflation or deflation, higher unemployment levels, decreases in consumer disposable income, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, interest rates, higher fuel and other energy costs, weakness in the housing market, higher insurance and health care costs, and labor costs could reduce consumer spending or cause consumers to shift their spending to our competitors. Reduced consumer spending may result in reduced demand for our items and may also require increased selling and promotional expenses. A reduction or shift in consumer spending could negatively impact our business, results of operations and financial condition.

New Store Openings are Critical to Our Growth

Our long-term sales and income growth is dependent to a certain degree on our ability to open new clubs and gasoline stations in both existing markets and new markets. We cannot assure you that we will be able to achieve our planned expansion on a timely and profitable basis. Our expansion is dependent on finding suitable locations, which may be affected by local regulations and construction and development costs and competition from other retailers for particular sites. If prospective landlords find it difficult to obtain credit, we may need to own more new clubs rather than leasing them. Owned locations require more initial capital, and therefore, such a situation may constrain our growth. In addition, we may not be able to hire, train and retain a suitable work force to staff these locations or successfully integrate new clubs into our existing infrastructure. As a result, we may be unable to open new clubs at the rates expected or operate the clubs in a profitable manner. In addition, entry into new markets may bring us into competition with new competitors or with existing competitors with a large, established market presence. In new markets, we cannot ensure that our new clubs will be profitably deployed; as a result, our future profitability may be delayed or otherwise materially adversely affected.

Our Comparable Club Sales and Quarterly Operating Results May Fluctuate Significantly

Our comparable club sales may be adversely affected for many reasons, including new store openings by our competitors and the opening of our own new clubs that may cannibalize existing club sales. Comparable club sales may also be affected by cycling against strong sales in the prior year, by our own clubs entering into the comparable club base and by price reductions in response to competition.

Our quarterly operating results may be adversely affected by a number of factors including losses in new clubs, price changes in response to competitors' prices, increases in operating costs, volatility in gasoline and energy prices, federal budgetary and tax policy, weather conditions, natural disasters, local economic conditions and the timing of new club openings and related start-up costs. As a result, our quarterly operating results are not necessarily indicative of the results to be expected for any other quarter.

We Depend on Vendors to Supply us with Quality Merchandise at the Right Time and at the Right Price

We depend heavily on our ability to purchase merchandise in sufficient quantities at competitive prices. We source our merchandise from a wide variety of domestic and international vendors. Our ability to find qualified vendors who meet our standards, and to access merchandise in a timely and efficient manner, is a significant challenge, especially with respect to vendors located and merchandise sourced outside the United States. We have no assurances of continued supply, pricing, or access to new products, and any vendor could at any time change the terms upon which it sells to us or may discontinue selling to us. In addition, member demand may lead to insufficient in-stock positions of our merchandise.

Currently, one distributor consolidates all of our perishables for shipment to our clubs. While we believe that such a consolidation is in our best interest overall, a prolonged disruption in our logistics processes could materially impact our sales and profitability for the near term.

Our Failure to Maintain Positive Membership Loyalty Could Negatively Affect our Financial Results

Membership loyalty is essential to our business model. Damage to our reputation, failure to provide quality merchandise at consistently low prices, and increases to our membership fees, among other things, could diminish member loyalty, reduce membership renewal rates, and accordingly, reduce membership fee revenues.

We May Not Timely Identify or Effectively Respond to Consumer Trends, Which Could Negatively Affect our Relationship with our Members, the Demand for our Products and Services, and our Market Share.

It is difficult to consistently and successfully predict the products and services our members will demand. Our success depends, in part, on our ability to identify and respond to evolving trends in demographics and member preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including those relating to sustainability of product sources) and spending patterns could negatively affect our relationship with our members, the demand for our products and services and our market share. If we are not successful at predicting our sales trends and adjusting accordingly, we may have excess inventory, which could result in additional markdowns and reduce our operating performance. This could have an adverse effect on margins and operating income.

Implementation of Technology Initiatives Could Disrupt our Operations in the Near Term and Fail to Provide the Anticipated Benefits

As our business grows, we continue to make significant technology investments both in our operations and in our administrative functions. The costs, potential problems and interruptions associated with the implementation of technology initiatives could disrupt or reduce the efficiency of our operations in the near term. They may also require us to divert resources from our core business to ensure that implementation is successful. In addition, new or upgraded technology might not provide the anticipated benefits; it might take longer than expected to realize the anticipated benefits; the technology might fail or cost more than anticipated.

Product Mix Could Impact our Results of Operations

Changes in our product mix may negatively affect certain financial indicators. For example, we continue to add gas stations to our store base. Prices of gasoline are historically volatile and are subject to fluctuations due to changes in domestic and international supply and demand. Significant changes in gasoline prices may affect our sales and profit margins. Since gasoline generates low profit margin rates as compared to the remainder of our business, we could expect to see our overall gross profit margin rates decline as sales of gasoline increase.

Union Attempts to Organize Our Team Members Could Disrupt Our Business

In the past, unions have attempted to organize our team members at certain of our clubs and distribution centers. Our management and team members may be required to devote their time to respond to union activities, which could be distracting to our operations. Future union activities may negatively impact our business and results of operations. Changes in labor laws or regulations in this area could also adversely impact our business if such changes promote union activity.

Credit May Not Be Available or Affordable

The continued uncertainty in the global credit and financial markets may affect our ability to obtain future financing as well as make it more expensive to obtain such financing. While we believe that our current resources, together with anticipated cash flow from operations, will be sufficient to finance our operations in the future, we may need to obtain additional resources. We cannot assure you that we can obtain such resources, or obtain them at a reasonable cost. Not obtaining additional credit at a reasonable cost may negatively affect our ability to invest in capital expenditures, repurchase stock, and limit our ability to use operating cash flow for our working capital needs.

Certain Legal Proceedings Could Adversely Impact Our Results of Operations

We are involved in a number of legal proceedings involving employment issues, personal injury, product liability, consumer matters, intellectual property claims and other litigation. Certain of these lawsuits, if decided adversely to us or settled by us, may result in material liability. See "Item 3. Legal Proceedings" and Note 6 in Notes to Consolidated Financial Statements for additional information. Further, we are unable to predict whether unknown claims may be brought against us that could become material.

Insurance Claims Could Adversely Impact our Results of Operations

We use a combination of insurance and self-insurance plans to provide for potential liability for workers' compensation, general liability, property, fiduciary liability and employee health care and life insurance claims. Liabilities associated with the risk retained by the Company are estimated based on historical claims experience and other actuarial assumptions believed to be reasonable under the circumstances. Our results of operations could be adversely impacted if actual future occurrences and claims differ from our assumptions and historical trends.

Product Recalls Could Adversely Affect our Sales and Results of Operations

If our merchandise offerings, including food and general merchandise products, do not meet applicable safety standards or our members' expectations regarding safety, we could experience lost sales, increased costs and be exposed to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and generally must agree to indemnify us in the case of loss, but we are dependent on our vendors, including vendors located outside the United States, to ensure that the products we buy comply with all safety standards. If a recall does occur we have procedures in place to notify our clubs and, if appropriate, the members who have purchased the goods in question. We determine the appropriateness on a case-by-case basis, based, in part, on the size of the recall, the severity of the potential impact to the member, the attention that the product recall has in the media, and our ability to contact the purchasers of the products in question.

Our Success Depends on our Ability to Attract and Retain a Qualified Management Team and Other Team Members

We are dependent upon a number of key management and other team members. If we were to lose the services of one or more of our key team members, this could have a material adverse effect on our operations. Our continued success also depends upon our ability to attract and retain highly qualified team members to meet our future growth needs, while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and healthcare costs. We compete with other retail and non-retail businesses for these employees and invest significant resources in training them. There is no assurance that we will be able to attract or retain highly qualified team members to operate our business. In addition, uncertainties introduced by our announcement to explore strategic alternatives may have an adverse effect on our ability to retain our key management team members and other team members. See the risk factor below entitled, "There are Uncertainties Introduced by Our Announcement to Explore and Evaluate Strategic Alternatives."

If We Do Not Maintain the Security of Member-related Information, We Could Damage our Reputation with Members, Incur Substantial Additional Costs and Become Subject to Litigation

As do most retailers and wholesale club operators, we receive certain personal information about our members. In addition, our online operations at *www.bjs.com* depend upon the secure transmission of confidential information over public networks. Our efficient operation, like that of most retailers, requires the transmission of information permitting cashless payments. A compromise of our security systems or those of some of our business partners that results in our members' personal information being obtained by unauthorized persons could adversely affect our reputation with our members and others, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to the security of information systems and could result in a disruption of our operations, particularly our online sales operations.

Non-compliance with Privacy and Information Security Laws may Damage Our Business

The use of individually identifiable data by our business is regulated at the federal and state levels. Privacy and information security laws and regulations change, and compliance with them may result in cost increases due to necessary systems changes and the development of new administrative processes. If we fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged, possibly resulting in lost future business, and we could be subjected to additional legal or financial risk as a result of non-compliance.

Factors Associated with Climate Change Could Adversely Affect Our Business

We use natural gas, diesel fuel, gasoline and electricity in our distribution and sale operations. Increased government regulations to limit carbon dioxide and other greenhouse gas emissions may result in increased compliance costs and legislation or regulation affecting energy inputs could materially affect our profitability.

There are Uncertainties Introduced by Our Announcement to Explore and Evaluate Strategic Alternatives

In February 2011, the Company announced that its Board of Directors, upon the recommendation of a committee of independent directors, has decided to explore and evaluate strategic alternatives, including a possible sale of the Company. The independent committee has engaged Morgan Stanley & Co. Inc. as its financial advisor to assist in this process. The Company has not made a decision to pursue any specific strategic transaction or other strategic alternative, so there can be no assurance that the exploration of strategic alternatives will result in a sale of the Company or in any other transaction. There is no set timetable for the process. The Company does not intend to provide updates or make further comments regarding the evaluation of strategic alternatives, unless a specific transaction is recommended by the independent committee and the board, or the process is concluded.

The closing market price per share of our common stock rose significantly as a result of this announcement. The market price of our common stock could be subject to significant fluctuation in response to developments relating to this process, including any future announcements related to our evaluation of strategic alternatives, sales of substantial amounts of common stock in the public market or the perception that such sales could occur, or other factors or events, which may be outside of our control.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We operated 189 warehouse club locations as of January 29, 2011, of which 124 are leased under long-term operating leases and 49 are owned. We own the buildings at the remaining 16 locations, which are subject to long-term ground leases. A listing of the number of Company locations in each state is shown on page 3.

The unexpired terms of our leases range from approximately 1 to 30 years, and average approximately 10 years. We also have options to renew all but one of our leases for periods that range from approximately 5 to 65 years and average approximately 22 years. These leases require fixed monthly rental payments which are subject to various adjustments. Certain leases require payment of a percentage of the warehouse club's gross sales in excess of certain amounts. Generally, all leases require that we pay all property taxes, insurance, utilities and other operating costs.

Our home office in Westborough, Massachusetts, occupies a total of 282,000 square feet. Our lease expires on January 31, 2026.

We own two cross-dock facilities, one in Uxbridge, Massachusetts and the other in Jacksonville, Florida. These facilities occupy a total of 1,098,000 square feet. We also lease one cross-dock facility in Burlington, New Jersey, which occupies a total of 634,000 square feet under a lease which expires in 2021, with options to extend this lease through 2041.

See Note 5 of Notes to Consolidated Financial Statements included in Item 8 of this Report for additional information with respect to our leases.

Item 3. Legal Proceedings

See discussion of Legal Proceedings in Note 6 of Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 4. Reserved

Item 4A. Executive Officers of the Registrant

The following is information about our executive officers as of March 25, 2011:

Name	Age	Office and Employment During Last Five Years
Laura J. Sen	54	Chief Executive Officer of the Company since February 2009; President and Director of the Company since January 2008; Chief Operating Officer of the Company (January 2008-January 2009); Executive Vice President, Merchandising and Logistics of the Company (January 2007-January 2008, and 1997 to March 2003); Principal, Sen Retail Consulting (March 2003-December 2006).
Robert W. Eddy	38	Executive Vice President, Chief Financial Officer since January 2011; Senior Vice President, Director of Finance (July 2007-January 2011); Senior Manager in the audit and business advisory practice of PricewaterhouseCoopers LLP (September 1995-July 2007).
Cornel Catuna	46	Executive Vice President, Club Operations of the Company since January 2011; Senior Vice President, Director of Field Operations (August 2007- January 2011); Divisional Vice President of Operations at Helzberg Diamonds, Inc., a jewelry retailer (January 2002-August 2007).
Christina M. Neppl	50	Executive Vice President, Merchandising and Logistics of the Company since January 2008; Senior Vice President, Controller (June 2000-January 2008).
Lon F. Povich	51	Executive Vice President, General Counsel and Secretary of the Company since June 2007; Senior Vice President, General Counsel and Secretary of the Company (February 2007-June 2007); Vice President and General Counsel of The Boston Consulting Group, Inc., a management consulting firm (February 1996-February 2007).
Peter Amalfi	55	Executive Vice President, Chief Information Officer of the Company since January 2011; Senior Vice President, Chief Information Officer (April 2010 - January 2011); Senior Vice President, Director of Logistics (July 2007 - April 2010); Vice President, Logistics Operations (November 2001 - July 2007).
Michael P. Atkinson	56	Senior Vice President, Director of Marketing and E-Commerce of the Company since October 2008; Vice President of E-Commerce (January 2007 - October 2008); Vice President, Divisional Merchandise Manager (May 1994 - January 2007).
Susan Hoffman	53	Senior Vice President, Human Resources and Chief People Officer of the Company since August 2008; Vice President, Team Member Relations (February 2008 - August 2008); Vice President, Human Resources at PepsiCo, Inc. (March 1987 - January 2008).
John B. Mulleady	50	Senior Vice President, Director of Real Estate of the Company since June 2008; Vice President of Real Estate at Circuit City Stores, Inc., a consumer electronics retailer (February 2006 to June 2008).

All officers serve at the discretion of the Board of Directors and hold office until the first meeting of the Board of Directors following the next annual meeting of shareholders and until their successors are elected and qualified.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

BJ's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BJ". The quarterly high and low sales prices for the fiscal years ended January 29, 2011 and January 30, 2010 were as follows:

Quarter	Fiscal Year Ended January 29, 2011		Fiscal Year Ended January 30, 2010	
	High	Low	High	Low
First	$39.85	$33.59	$34.81	$27.26
Second	47.51	36.19	39.59	31.06
Third	46.43	40.31	37.97	29.73
Fourth	48.88	40.75	37.33	31.85

The approximate number of stockholders of record at March 11, 2011 was 2,600. BJ's has never declared or paid any cash dividends on its common stock and has no present plans to do so.

In twelve separate authorizations beginning August 26, 1998, with the most recent authorization being announced on March 29, 2010 for an additional $200 million, the Board of Directors authorized a total of $1.35 billion of common stock repurchases. Under the program, repurchases may be made at management's discretion, in the open market or in privately negotiated transactions. No expiration dates were set under any of the Board's authorizations. From the inception of the program through January 29, 2011, we have repurchased approximately 34.6 million shares for a total of $1.08 billion, leaving a remaining authorization of $272.0 million.

There were no share repurchases under the program for the quarter ended January 29, 2011. The following activity represents shares tendered to us by employees who vested in restricted stock and used shares to satisfy their tax withholding obligations.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program
	(Dollars in Thousands except Per Share Amounts)			
Oct 31 – Nov 27	—	—	—	$271,951
Nov 28 – Jan 1	1,175	$46.27	—	271,951
Jan 2 – Jan 29	—	—	—	271,951
Total for the quarter	1,175	$46.27	—	$271,951

(1) The number of shares required to be surrendered was determined using the closing price of our common stock on the day before the vesting date.

Form 10-K

Item 6. Selected Financial Data

	Fiscal Year Ended				
	Jan. 29 2011	Jan. 30 2010	Jan. 31 2009	Feb. 2 2008 (53 weeks)	Feb. 3 2007
	(Dollars in Thousands except Per Share Data)				
Income Statement Data (1)					
Net sales	$10,632,947	$ 9,820,912	$9,662,451	$8,667,025	$8,150,069
Membership fees	190,678	179,571	175,121	173,257	159,300
Other revenues	53,614	50,114	47,010	46,478	53,816
Total revenues	10,877,239	10,050,597	9,884,582	8,886,760	8,363,185
Cost of sales, including buying and occupancy costs	9,697,014	8,950,774	8,866,948	7,967,989	7,472,146
Selling, general and administrative expenses	933,836	860,830	787,382	714,062	730,495
Preopening expenses	12,578	11,354	4,748	4,850	10,023
Restructuring, impairments and other (2)	25,681	—	—	—	—
Operating income	208,130	227,639	225,504	199,859	150,521
Interest (expense) income, net	(1,306)	(719)	764	3,742	2,638
Gain on contingent lease obligations	—	—	—	—	3,119
Income from continuing operations before income taxes	206,824	226,920	226,268	203,601	156,278
Provision for income taxes	82,558	92,111	87,742	79,493	59,694
Income from continuing operations	124,266	134,809	138,526	124,108	96,584
Loss from discontinued operations, net of income taxes	(29,230)	(3,538)	(4,625)	(1,661)	(25,079)
Net income	$ 95,036	$ 131,271	$ 133,901	$ 122,447	$ 71,505
Income per common share:					
Basic earnings per share:					
Income from continuing operations	$ 2.36	$ 2.52	$ 2.39	$ 1.95	$ 1.47
Loss from discontinued operations	(0.56)	(0.07)	(0.08)	(0.03)	(0.38)
Net income	$ 1.80	$ 2.45	$ 2.31	$ 1.92	$ 1.09
Diluted earnings per share:					
Income from continuing operations	$ 2.31	$ 2.47	$ 2.35	$ 1.92	$ 1.46
Loss from discontinued operations	(0.54)	(0.07)	(0.08)	(0.02)	(0.38)
Net income	$ 1.77	$ 2.40	$ 2.27	$ 1.90	$ 1.08
Balance Sheet Data (1)					
Working capital	$ 305,199	$ 166,548	$ 167,776	$ 198,905	$ 203,000
Total assets	2,321,675	2,171,296	2,026,069	2,050,697	1,993,014
Long-term debt	—	540	1,148	1,715	2,243
Noncurrent closed store obligations	29,922	8,291	9,336	10,633	14,794
Other noncurrent liabilities	150,127	130,833	129,031	117,690	93,132
Stockholders' equity	1,144,309	1,025,553	977,855	974,225	1,014,034
Clubs open at end of year	189	187	180	177	172

(1) Prior period results have been revised to correct errors in our accounting for ground leases as further described in Note 1 "Summary of Accounting Policies" of Notes to Consolidated Financial Statements and to reclassify the operating results of five clubs closed in 2010 to discontinued operations as described further in Note 3 "Discontinued Operations" of Notes to Consolidated Financial Statements

(2) See Note 2 "Restructuring, Impairments and Other" of Notes to Consolidated Financial Statements

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless noted otherwise, the fiscal year ended January 29, 2011 is referred to as "2010." Other fiscal years are referred to in a similar manner.

General Overview

BJ's is a leading warehouse club operator in the Eastern United States. As of January 29, 2011, we operated 189 BJ's warehouse clubs, 103 of which operate gasoline stations, in 15 states.

The success of our business is dependent on our ability to achieve high volumes of sales and rapid inventory turnover, to attract and retain members, and to control costs. We believe that our pricing and cost structure is a major competitive advantage for us.

Our revenues are derived from the sale of a wide range of food and general merchandise items, the sale of gasoline and from membership fees.

Paid membership is an essential component in our business. It not only provides a source of revenue, but it also promotes customer loyalty. Membership fees permit us to offer lower prices to our members, encouraging them to shop us more frequently. Member renewal rates are a key performance indicator for us. In 2010, our Inner Circle members renewed at a rate of 83% and our Business members renewed at a rate of 87%.

Comparable club sales performance, also known as same store sales, is an important measure throughout the retail industry. In determining comparable club sales, we include all clubs that were open for at least 13 months at the beginning of the period and were in operation during all of both periods being compared, including relocated clubs and expansions. If a club is in the process of closing, it is excluded from the determination of comparable clubs sales. Our comparable club sales for the last three fiscal years were:

	2010	2009	2008
Comparable club sales	4.4%	(1.9)%	9.4%
Less: contribution from gasoline sales	2.0%	(5.9)%	3.0%
Merchandise comparable club sales	2.4%	4.0%	6.4%

Our competitive prices drive the high sales volumes that are so critical in our business and that are essential to achieving both our top-line and bottom-line growth. We believe that the cost structure built into our business model puts us among the most efficient in the retail industry. We closely monitor our costs as a percentage of sales, particularly our payroll costs, which comprise the largest portion of our selling, general and administrative ("SG&A") expenses.

We place a great deal of emphasis on control of our inventories. Because of our high sales volumes and inventory turns, we are able to generate cash from a large portion of our inventory before we are required to pay our merchandise vendors. The majority of our inventory purchases are routed through our three cross-dock facilities. We monitor several inventory-related measures, including inventory turns, accounts payable as a percentage of inventories, average inventories per club and shrinkage as a percentage of sales.

Strategic Plan to Optimize Performance

In January 2011, we announced a strategic plan to strengthen our operating performance that included closing five underperforming clubs and restructuring our home office and certain field operations. The savings associated with these strategic actions are expected to make it possible for us to grow our earnings while continuing to make investments in information technology, chain expansion and club remodels.

The five closed clubs, located in Sunrise, Florida, Charlotte, North Carolina and three clubs in the Atlanta, Georgia market, were closed by the end of fiscal year 2010. The costs associated with closing the clubs and the operating results of the clubs are reported as discontinued operations in our Consolidated Financial Statements for all periods presented. The severance-related charges relating to the termination of employment of 110 of our home office and field operations employees are reported under the caption "Restructuring, impairments and other" on our Consolidated Statements of Income.

In connection with our strategic review of the Company's operations, we recorded impairment charges to write down the long-lived assets at certain underperforming clubs that are projected to have future cash flow deficiencies, including our club in Flushing, NY. Refer to the "Critical Accounting Policies and Estimates" section herein for more information on how we determine impairments on fixed assets. These non-cash impairment charges are reported under the caption "Restructuring, impairments and other" on our Consolidated Statements of Income.

In January 2011, the Company's Executive Vice President, Chief Financial Officer and Executive Vice President, Club Operations, retired. The severance-related charges for the departure of these executives and another member of senior management are included under the caption "Restructuring, impairments and other" on our Consolidated Statements of Income.

During the second quarter of 2010, we identified errors in our accounting for ground leases. These errors impact the rent expense we have reported in periods prior to the current fiscal year, but have no cash flow impact. In accordance with accounting guidance provided in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), we assessed the materiality of these errors on prior period reported results and concluded that the errors were not material to any of our prior period financial statements. We have revised our prior period financial statements to correct these errors, and the discussion of prior periods below also reflects these revisions. See our discussion below under "Liquidity and Capital Resources" for further details.

Overview of 2010 Operations

Our earnings for 2010 reflect consistent growth in member visits, increased sales of merchandise, improved merchandise margins, successful member acquisition and renewals, continued investments in club remodels and technology and continued chain expansion, offset by restructuring charges and charges associated with the closure of five clubs.

Comparable club sales increased 4.4% in 2010, including a 2.4% increase in merchandise comparable club sales. Comparable club sales of food increased 4.1% for the year driven by a 7.4% increase in comparable club sales of perishables. Consistent with our strategy to increase our market share in food and consumables, we continued to make investments in our perishables business in 2010. New ordering systems improved inventory management in our meat and deli departments, and upgraded refrigeration cases provided a better assortment and presentation of merchandise. These investments, combined with better sourcing and club execution, contributed to improved merchandise margins in 2010. We believe this trend of strong perishable sales will continue in the coming years.

Comparable club sales of general merchandise decreased 0.5% for the year, due to a challenging economy and weak discretionary spending. Within non-edible consumables, certain items were unfavorably affected by deflation and members trading down to lower priced comparable products.

Our members shopped more frequently, as customer count on a comparable club basis, excluding sales of gasoline increased approximately 3% in 2010. This followed an increase of approximately 5% in 2009.

Membership fee income increased due to membership sign-ups at new clubs, strong renewal rates in comparable clubs and an increase in Rewards memberships.

We opened eight new clubs, including one relocation, and completed several major club renovations in 2010. We also made progress on technology initiatives, including completing our HR system upgrade, launching a new e-commerce website, and piloting our new store registers and self-checkout registers.

Outlook for 2011

Our priorities in 2011, similar to this past year, are to maintain momentum in market share gains, expand our chain, and invest in our existing business through renovations, club payroll and technology upgrades. We are planning for strong earnings growth driven by the membership fee increase, cost savings from our restructuring actions, and benefits from operating initiatives to drive margin growth and reduce expenses. These benefits will be partly offset by continued investments in technology, as well as increased club payroll and club remodels, designed to drive market share gains in food and consumables.

We are planning for a 5.5% to 7.5% increase in net sales. This assumes a merchandise comparable club sales increase of 2.0% to 4.0%.

Membership fee income is expected to increase 9.0% to 10.0%, driven by the $5 basic membership fee increase that became effective January 3, 2011, and by continued growth in the penetration of Rewards members. We expect the fee increase to generate approximately $10.0 million of incremental membership fee income in 2011, but we also expect renewal rates will decrease approximately 1.0%, a rate similar to the last time we increased our membership fee.

We are planning for improved merchandise margins of 10 to 15 basis points. This assumes a three to four basis point gain from a favorable sales mix, driven by a planned 7% comparable club increase in high margin perishable sales. The remainder of the margin improvement is planned to come from cost savings generated by various supply chain, global sourcing, and vendor initiatives.

We are planning a mid-single digit percent increase in SG&A. This reflects higher costs from investments in club payroll and technology, partially offset by cost savings from our restructuring actions. Total technology expense in 2011 is planned to increase by about $16.0 million. This increase in technology expense reflects increased payroll as we continue to build the infrastructure needed to support both strategic system projects and lifecycle replacements of our hardware, and additional depreciation expense from our new POS system and other projects.

Preopening expense is planned to decrease about $5.5 million versus 2010 due to the timing and location of expected club openings. All but one of the planned 2011 clubs is expected to open in the second half of the year.

We expect capital expenditures for 2011 to be in the range of $180.0 to $200.0 million. This assumes 6 to 8 new clubs, including one relocation. Four or five of the new locations will be our newer 85,000 square foot format. We expect to generate cash flow from operating activities in excess of $330 million which will fund our planned capital spending.

The foregoing discussion does not reflect the potential future impact of any merger, acquisition or disposition or other strategic transaction. See Item 1A, Risk Factors, "There are Uncertainties Introduced by Our Announcement to Explore and Evaluate Strategic Alternatives."

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates on an ongoing basis and make judgments about the carrying value of assets and liabilities based on a number of factors. These factors include historical experience and assumptions made by management that are believed to be reasonable under the circumstances. This section summarizes critical accounting policies and the related judgments involved in their application.

Cash Consideration Received from Vendors

We receive various types of cash consideration from vendors, principally in the form of rebates and allowances that typically do not exceed a one-year time period. We recognize such vendor rebates and allowances as a reduction of cost of sales based on a systematic and rational allocation of the cash consideration offered to the underlying transaction that results in progress by BJ's toward earning the rebates and allowances, provided the amounts to be earned are probable and reasonably estimable. Otherwise, rebates and allowances are recognized only when predetermined milestones are met. We review the status of all rebates and allowances at least once per quarter and update our estimates, if necessary, at that time. We believe that our review process has allowed us to avoid material adjustments in estimates of vendor rebates and allowances.

Inventories

Merchandise inventories are stated at the lower of cost, determined under the average cost method, or market. We recognize the write-down of slow-moving or obsolete inventory in cost of sales when such write-downs are probable and estimable. Records are maintained at the stockkeeping unit ("SKU") level. We utilize various reports that allow our merchandising staff to make timely markdown decisions to ensure rapid inventory turnover, which is essential in our business. The carrying value of any SKU whose selling price is marked down to below cost is immediately reduced to that selling price.

We take physical inventories of merchandise on a cycle basis at every location each year. A second physical inventory is taken at the end of the year at selected locations. We estimate a reserve for inventory shrinkage for the period between physical inventories. This estimate is based on historical results of previous physical inventories, shrinkage trends or other judgments management believes to be reasonable under the circumstances. Our shrinkage percentage has been less than 0.20% of sales for the last three years. We have not had material adjustments between our estimated shrinkage percentages and actual results.

Long-Lived Assets

We review the realizability of our long-lived assets at the club level periodically and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We monitor our club portfolio to identify clubs that are underperforming. When we identify an underperforming club, we perform a review to reassess the future cash flows of the club. Current and expected operating results and cash flows and other factors are considered in connection with our reviews. Significant judgments are made in projecting future cash flows and are based on a number of factors, including the maturity level of the club, historical experience of clubs with similar characteristics, recent sales, margin and other trends and general economic assumptions. Our estimates of future cash flows are based on our experience, knowledge, and judgments. These estimates can be affected by factors that are difficult to predict including future revenue, operating results, and economic conditions. While we believe our estimates are reasonable, different assumptions regarding future cash flows could affect our analysis and result in future impairment. Impairment losses are measured and recorded as the difference between the carrying amount and the fair value of the assets.

In connection with the strategic actions outlined in our MD&A and in connection with our ongoing periodic review of club performance, we recorded pretax asset impairment charges of $18.8 million in 2010 to write down club assets including leasehold improvements, fixtures, and equipment to fair value at seven underperforming clubs. These charges are reported in "Restructuring, impairments and other" in our Consolidated Statements of Income.

Income Tax Reserves

We pay income taxes to federal, state and municipal taxing authorities. We are subject to audit by these jurisdictions and maintain reserves for those uncertain tax positions which we believe may be subject to challenge. Our reserves are based on our estimate of the likely outcome of these audits, and are revised periodically based on changes in tax law and court cases involving taxpayers with similar circumstances.

We recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. See Note 10 in Notes to Consolidated Financial Statements for further additional information and amounts recorded.

Reserves for Closed Store and Facility Lease Obligations

We establish reserves for our lease liabilities on the date we cease use of the club or other facility under lease. The liabilities recorded are based on the present value of rent liabilities under the relevant leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated income from the potential subleasing of the property. An annual discount rate is used based on the incremental borrowing rate for the Company during the weighted average period of time over which our lease obligations are expected to be paid.

A considerable amount of judgment is involved in determining our net liability related to closed club and facility leases, particularly in estimating potential sublease income. Based on our knowledge of real estate conditions in the local markets and our experience in those markets, we assume a period of time it would take to sublease the properties and the amount of potential sublease income for each property. We reassess our liability for closed club and facility leases at least every quarter and adjust our reserves accordingly when our assumptions change.

See Note 3 of Notes to Consolidated Financial Statements for additional information on our closed locations, including the 2010 closure of five clubs.

Stock-Based Compensation

As described in more detail in Note 1 to Consolidated Financial Statements, we recognize compensation cost for employee stock options and restricted stock awards based on the estimated fair value of the awards on the grant date. Compensation cost is recognized over the period during which the employee is required to provide service in exchange for the awards, which is typically the vesting period. For awards that contain only a service vesting feature, we use straight-line attribution to recognize the cost of the awards. For awards with a performance condition feature, we recognize compensation cost on a straight-line basis over the awards' expected vesting periods when achievement of the performance condition is deemed probable.

We estimate the fair value of our stock option awards using the Black-Scholes option pricing model. A discussion of the assumptions we used in applying the Black-Scholes model is contained in Note 8 of our Consolidated Financial Statements. Certain assumptions and inputs, particularly the market price on the grant date, the expected volatility of our stock, and the expected option life can have a significant effect on the fair value of options granted.

It has been our policy to issue treasury shares upon option exercises and upon issuance of restricted stock. We expect that treasury shares will be issued in connection with stock option exercises and restricted stock awards for the foreseeable future.

Self-Insurance Reserves

We are primarily self-insured for workers' compensation and general liability claims. Reported reserves for these claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims. Estimates are based on historical claims experience and other actuarial assumptions believed to be reasonable under the circumstances.

Results of Operations

The following table presents income statement data for the last three fiscal years. Prior period results have been revised for the lease revision adjustments described in Note 1 of Notes to Consolidated Financial Statements. Prior period results have also been adjusted to reflect the impact of reclassifying the operating results of five closed clubs to discontinued operations for all periods presented as described in Note 3 to Notes to Consolidated Financial Statements.

	Fiscal Year Ended					
	January 29, 2011		January 30, 2010		January 31, 2009	
	$	% of Sales	$	% of Sales	$	% of Sales
	(Dollars in Millions except Per Share Amounts)					
Net sales	$10,633	100.0%	$ 9,821	100.0%	$9,662	100.0%
Membership fees	191	1.8	180	1.8	175	1.8
Other revenues	53	0.5	50	0.5	47	0.5
Total revenues	10,877	102.3	10,051	102.3	9,884	102.3
Cost of sales, including buying and occupancy costs	9,697	91.2	8,951	91.1	8,867	91.8
Selling, general and administrative expenses	934	8.8	861	8.8	787	8.1
Preopening expense	12	0.1	11	0.1	5	0.1
Restructuring, impairments and other	26	0.2	—	—	—	—
Operating income	208	2.0	228	2.3	225	2.3
Interest (expense) income, net	(1)	—	(1)	—	1	—
Income from continuing operations before income taxes	207	2.0	227	2.3	226	2.3
Provision for income taxes	83	0.8	92	0.9	88	0.9
Income from continuing operations	124	1.2	135	1.4	138	1.4
Loss from discontinued operations, net of income tax benefit	(29)	(0.3)	(4)	(0.1)	(4)	—
Net income	$ 95	0.9%	$ 131	1.3%	$ 134	1.4%
Diluted earnings per share:						
Income from continuing operations	$ 2.31		$ 2.47		$ 2.35	
Loss from discontinued operations	(0.54)		(0.07)		(0.08)	
Net income	$ 1.77		$ 2.40		$ 2.27	
Number of clubs in operation at year end	189		187		180	

Comparison of 2010 to 2009

Net Sales

Net sales increased 8.3% from 2009 to 2010. The increase was driven by a 4.4% increase in comparable clubs sales and sales from 14 new clubs opened since the beginning 2009. The increase in comparable club sales includes a favorable impact from gasoline sales of 2.0%. Total gasoline sales in 2010 were 25% higher than 2009 due to an approximate 15% increase in the average retail price per gallon and an approximate 9% increase in gallons sold.

Comparable club sales

	Fifty-Two Weeks Ended January 29, 2011	Fifty-Two Weeks Ended January 30, 2010
Comparable club sales	4.4%	(1.9)%
Less: contribution from gasoline sales	2.0%	(5.9)%
Merchandise comparable club sales	2.4%	4.0%

Merchandise comparable club sales increased 2.4% from 2009 to 2010, due largely to increased sales in food and consumables. Food accounted for approximately 66% of merchandise sales in 2010 versus approximately 65% in 2009. On a comparable club basis, food sales increased by 4.1% for the year while general merchandise sales decreased by 0.5% for the year. A 7.4% increase in comparable club sales of perishables drove the increase in food sales. We expect this trend of strong perishable sales to continue for the foreseeable future. General merchandise sales were pressured by weak discretionary spending, deflation in certain product categories, and members trading down to lower priced comparable products. We estimate that merchandise comparable clubs sales were impacted by price inflation of approximately 1.0% to 1.5%, as price inflation on perishable foods was partially offset by average transaction decreases within edible food and non-edible consumables.

Stronger performing departments compared to last year include dairy, fresh produce, fresh meat, juices, milk, frozen foods, salty snacks, prepared foods and small appliances. Weaker performing departments include televisions, pre-recorded video, baby care, household chemicals, paper products, and men's and children's apparel.

Excluding sales of gasoline, customer count on a comparable club basis increased approximately 3% over last year. The average transaction amount, excluding sales of gasoline, decreased approximately 1% in 2010. We believe that the increase in customer count is attributable to our continued focus on our perishable food business.

We estimate that new competition and cannibalization negatively impacted our merchandise comparable club sales by approximately 1.5% to 2.0% in 2010 compared to a negative impact of approximately 1.0% to 1.5% in 2009.

Membership fees and Other revenues

Membership fee income was $190.7 million in 2010 versus $179.6 million in 2009, a 6.2% increase. The increase reflects the benefit from opening seven new clubs in 2010, strong renewal rates in comparable clubs, and an increase in Rewards memberships. Our Inner Circle renewal rate increased 0.7% over 2009 and our Business member renewal rate increased 0.2% over 2009. Rewards members represented approximately 7.8% of all members and approximately 17% of merchandise sales in 2010. In 2009, Rewards members represented approximately 5.5% of all members and approximately 13% of merchandise sales.

Other revenues were $53.6 million in 2010 versus $50.1 million in 2009, a 7.0% increase. The increase was driven by commissions from our third party optical services provider, revenues from our tire bay area, and revenues from other ancillary front end programs.

Cost of sales, including buying and occupancy costs

Cost of sales (including buying and occupancy costs) was 91.20% of net sales in 2010 versus 91.14% of net sales in 2009. The increase of six basis points reflects the unfavorable mix impact from strong sales of low margin gasoline of approximately 20 basis points and an increase in buying and occupancy costs of approximately four basis points. These increases were partially offset by improved merchandise margins of approximately 18 basis points.

Buying and occupancy costs increased in 2010 due to higher occupancy expense from new club openings and higher depreciation expense from investments in technology and club remodels, but were partially offset by lower utilities costs due to favorable energy rates. Merchandise margins increased due to strong sales of high margin perishables and softer sales in some low margin non-edible consumables and general merchandise departments.

To offset some of the volatility in the cost of our retail gasoline sales, we have periodically hedged a portion of our anticipated future petroleum product purchases through the use of exchange traded options. We have not designated these contracts as hedges for accounting purposes; therefore we adjust the value of these option contracts to fair value at the end of each reporting period, with the corresponding gain or loss reflected in cost of sales. In 2010, we recorded a pretax gain of $0.3 million from our gasoline hedging activities versus a pretax loss of $0.4 million in 2009. There were no outstanding option contracts at January 29, 2011.

Selling, general and administrative expenses

SG&A expenses were 8.78% of net sales in 2010 versus 8.77% in 2009. Last year's results included costs for settlement of wage and hour litigation, offset by income from the reversal of a provision for credit card claims and income from a Mastercard/Visa class action settlement. Combined, these adjustments negatively impacted SG&A by approximately three basis points. The remaining increase in 2010 was due mainly to increases in payroll costs, and expenses related to our home office relocation, offset by a decrease in bonus expense.

Total SG&A expenses increased by $73.0 million, or 8.5%, from 2009 to 2010. The growth in SG&A was driven primarily by increases in both club and home office payroll. The increase in club payroll was due to a combination of new club openings and strategic investments in existing clubs to drive perishable sales. The increase in home office payroll was primarily due to increased spending on our technology initiatives. Payroll and payroll benefits (including share-based compensation) increased $59.4 million from the prior year and accounted for 77% of all SG&A expenses in 2010 versus 76% in 2009. Technology related payroll and payroll benefits costs increased by approximately $5.4 million over last year.

Preopening expenses

Preopening expenses were $12.6 million in 2010 versus $11.4 million in 2009. The increase reflects the timing and location of new club openings. In 2010 we opened seven new clubs, including three in urban locations that generally have higher preopening costs. Two of our 2010 club openings and one club that opened early in 2011 are subject to ground leases. None of our 2009 club openings are subject to a ground lease. For clubs subject to ground leases, we recognize rent expense when we take possession of the property, which is several months before the actual club opening.

Restructuring, impairments and other

We incurred $25.7 million of expense in 2010 relating to our previously mentioned strategic initiatives, including $2.8 million of severance-related charges for home office and field operations employees. Of the $2.8 million of severance-related charges, approximately $2.6 million relates to home office staff reductions, and the remainder, or $0.2 million, relates to distribution center staff reductions. Home office payroll costs are ordinarily a component of SG&A, while distribution center payroll costs are recorded in cost of sales, including buying and occupancy costs.

We also recorded $18.8 million of impairment charges in 2010 related to certain underperforming clubs that are projected to have future cash flow deficiencies. The remaining charges of $4.1 million are severance-related charges related to the retirements of members of senior management.

Interest expense, net

Net interest expense was $1.3 million in 2010 compared to net interest expense of $0.7 million in 2009 due to a full year of commitment fees recognized on our unsecured credit agreement. See Note 13 of Notes to Consolidated Financial Statements for a summary of the components of interest expense, net.

Provision for income taxes

Our income tax provision was 39.9% of pretax income from continuing operations in 2010 versus 40.6% in 2009. See Note 10 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

Loss from Discontinued Operations


Form 10-K

During 2010, we made the strategic decision to close five underperforming clubs. The pretax operating loss of these clubs was $5.2 million in 2010 and $5.3 million in 2009. The loss from discontinued operations in 2010 also includes a $41.8 million pretax charge associated with closing the clubs, of which $33.5 million is related to liabilities established for future lease obligations. The remaining balance in discontinued operations for 2010 and 2009 consists of charges related to closed store lease obligations for clubs that closed in prior years.

Net income

Net income was $95.0 million, or $1.77 per diluted share, in 2010 versus $131.3 million, or $2.40 per diluted share, in 2009. Net income in 2010 included post-tax expense of $41.1 million, or $0.76 per diluted share, for charges related to club closures, restructuring, asset impairments and other. Of the $41.1 million post-tax charge, $25.8 million, or $0.48 per diluted share, related to club closures and are recorded in discontinued operations.

Comparison of 2009 to 2008

Net Sales

Net sales increased 1.6% from 2008 to 2009. The increase was driven by sales from new clubs and gasoline stations, partially offset by a decrease in comparable club sales of 1.9%. Lower retail gasoline prices throughout the first nine months of the year contributed to gasoline sales that were approximately 35% below last year.

	Fifty-Two Weeks Ended January 30, 2010	Fifty-Two Weeks Ended January 31, 2009
Comparable club sales	(1.9)%	9.4%
Less: contribution from gasoline sales	(5.9)%	3.0%
Merchandise comparable club sales	4.0%	6.4%

Comparable Club Sales

Merchandise comparable club sales increased 4.0% from 2008 to 2009, due largely to increases in food and consumables. Food accounted for approximately 65% of merchandise sales in 2009 versus approximately 64% in 2008. On a comparable club basis, food sales increased by approximately 6% for the year while general merchandise sales increased by approximately 1% for the year. Merchandise comparable club sales were unfavorably affected by increased price deflation of about 1.0% to 1.5%, particularly in our perishables business. Strong unit sales growth of perishables more than offset the impact of deflation. We have estimated that new competition and cannibalization negatively impacted our merchandise comparable club sales by approximately 1.0% to 1.5% for the year.

Stronger performing departments compared to last year included breakfast foods, candy, cigarettes, computers, dairy, frozen, health and beauty aids, household chemicals, housewares, paper products, pet food, produce, salty snacks, small appliances, and televisions. Weaker performing departments included automotive and tools, apparel, jewelry, pre-recorded video, sporting goods, toys, and trash bags.

Excluding sales of gasoline, customer count on a comparable club basis increased by approximately 5% from last year, consistent with our increase from 2007 to 2008. The average transaction amount by the same measure decreased by approximately 1% in 2009 versus an increase of approximately 2% from 2007 to 2008. We believe that the increase in customer count is due to our focus on our perishable food business, while the decline in the average transaction amount was due largely to the negative impact of price deflation and soft demand for discretionary items.

Membership fees and Other revenues

Membership fee income was $179.6 million in 2009 versus $175.1 million in 2008. The increase reflected the benefit from opening seven new clubs in 2009, strong renewal rates in comparable clubs and an increase in Rewards memberships. In 2009, Inner Circle members renewed at a rate which was about 0.3% higher than 2008. Our renewal rate for Business members was essentially flat to 2008. Rewards memberships increased by 21% at the end of 2009 and accounted for approximately 5.5% of our primary members and approximately 13% of merchandise sales in 2009.

Other revenues increased $3.1 million from $47.0 million in 2008 to $50.1 million in 2009 due mainly to increases in food court revenue, tire bay revenue and commissions from our third party optical services provider.

Cost of sales, including buying and occupancy costs

Cost of sales (including buying and occupancy expenses) was 91.14% of net sales in 2009 versus 91.77% of net sales in 2008. The 63 basis point improvement reflected favorable merchandise margins of approximately 37 basis points and a favorable impact from decreased sales of low margin gasoline of approximately 46 basis points, partially offset by de-leveraging of buying and occupancy costs of approximately 19 basis points. Merchandise margins benefited from supply chain improvements, favorable comparisons to last year's higher level of general merchandise markdowns, operational enhancements which reduced shrinkage and salvage costs, and from a favorable sales mix of high margin perishables.

In 2009, we recorded a pretax loss of $0.4 million from our gasoline hedging activities versus a pretax gain of $0.1 million in 2008. There were no positions open at January 30, 2010.

Selling, general and administrative expenses

SG&A expenses were 8.77% of net sales in 2009 versus 8.15% in 2008. The increase of 62 basis points was attributable mainly to an increase of 50 basis points in payroll and payroll benefits (including stock-based compensation), 12 basis points related to the third quarter's wage and hour settlement and three basis points in other miscellaneous expenses, partially offset by three basis points due to income received from a VISA/ MasterCard class action settlement.

Total SG&A expenses increased by $73.4 million, or 9.3%, from 2008 to 2009. Payroll and payroll benefits (including stock-based compensation) increased $59.6 million from the prior year and accounted for 76% of all SG&A expenses in each of 2009 and 2008. The remaining increase in SG&A was due largely to $11.7 million of expense related to the wage and hour settlement.

Preopening expenses

Preopening expenses were $11.4 million in 2009 versus $4.7 million in 2008. The increase reflects the timing and location of new club openings. In 2009 we opened seven new clubs compared to four new clubs in 2008. Our club openings in 2009 included four new clubs in the Metro New York market and two new clubs in the Philadelphia market. Our larger urban clubs generally have higher preopening costs.

Interest (expense) income, net

Net interest expense was $0.7 million in 2009 compared to net interest income of $0.8 million in 2008 due to lower amounts of invested cash in 2009. See Note 13 of Notes to Consolidated Financial Statements for a summary of the components of interest (expense) income, net.

Provision for income taxes

Our income tax provision was 40.6% of pretax income from continuing operations in 2009 versus 38.8% in 2008. The provision in 2008 included the favorable settlements of state income tax audits which decreased our effective rate by 1.5%. See Note 10 of Notes to Consolidated Financial Statements for additional information relating to income taxes.

Income from continuing operations

Income from continuing operations was $134.8 million, or $2.47 per diluted share, in 2009 versus $138.5 million, or $2.35 per diluted share, in 2008. 2009 included post-tax expense of $6.9 million, or $0.13 per diluted share, for the wage and hour class action settlement, post-tax income of $1.8 million, or $0.03 per diluted share, related to monies received from a VISA/MasterCard class action settlement, and post-tax income of $1.7 million, or $0.03 per diluted share, for the reversal of a provision for credit card claims. 2008 included post-tax income of $3.3 million, or $.06 per diluted share, from favorable state income tax audit settlements.

Loss from discontinued operations

In 2009, we recorded a loss from discontinued operations (net of income tax benefit) of $3.5 million, or $0.07 per diluted share, which consisted of the operating loss from the five clubs closed in 2010 and accretion charges on prior year's closed store lease obligations. In 2008, we recorded a loss from discontinued operations of $4.6 million, or $0.08 per diluted share, which consisted of the post-tax operating loss from the five clubs closed in 2010 of $3.4 million, post-tax increase of $0.3 million in the reserve for a BJ's club which closed in 2002, post-tax expense of $0.2 million related to a club closing in South Carolina, post-tax operating loss for the South Carolina club of $0.2 million and interest accretion charges on prior year's closed store lease obligations.

Net income

Net income was $131.3 million, or $2.40 per diluted share, in 2009 versus $133.9 million, or $2.27 per diluted share, in 2008.

Seasonality

BJ's business, in common with the business of retailers generally, is subject to seasonal influences. Our sales and operating income have typically been strongest in the fourth quarter holiday season and lowest in the first quarter of each fiscal year.

Liquidity and Capital Resources

Our primary source of liquidity is cash flows generated from club operations. Cash and cash equivalents totaled $101.4 million as of January 29, 2011. We believe that our current resources, together with anticipated cash flow from operations, will be sufficient to finance our operations through the term of our credit agreement, which expires on October 30, 2012. However, we may from time to time seek to obtain additional financing.

Cash flows

Net cash provided by operating activities was $228.8 million in 2010 compared to $300.0 million in 2009 and $224.0 million in 2008. The decrease in net cash provided by operating activities in 2010 was mainly driven by an increase in merchandise inventories, net of accounts payable, lower bonus accruals and payments for the settlement of wage and hour litigation.

Cash flow from changes in merchandise inventories, net of accounts payable, decreased $51.6 million in 2010 versus an increase of $0.6 million in 2009. Average inventory per club at year end increased 4.4% versus last year, due to an increase in inventory for an earlier reset of spring seasonal goods versus last year, the impact of carrying some transferred inventory from the clubs that closed in January, and inventory for a club in Elsmere, Delaware, that opened shortly after the end of the year. The ratio of accounts payable to merchandise inventories was 66.7% at the end of 2010 versus 71.6% at the end of 2009. This ratio was also unfavorably affected by the inventory transferred from closed clubs as well as major snowstorms in December and January that lowered sales and inventory turns.

The increase from 2008 to 2009 was driven by lower cash payments for taxes, a favorable change in merchandise inventories, net of accounts payable, and an increase due to changes in certain balance sheet accounts which were affected by the timing of payments and other factors.

Cash invested in property additions was $186.7 million in 2010, $176.4 million in 2009, and $138.0 million in 2008. In 2010, we opened seven new clubs and relocated one club. Two of this year's clubs are owned and subject to ground leases; the remaining clubs are leased. In 2009, we opened seven new clubs; one owned and six leased. In 2008, we opened four new clubs; one owned, one leased and two owned and subject to ground leases. We also invested approximately $32 million on club renovations and approximately $46 million on technology upgrades in 2010. Our technology expenditures for the year were lower than we had planned due to more effective project execution, improved negotiation with suppliers and better integration with our business teams.

We expect that capital expenditures will total approximately $180 to $200 million in 2011, based on plans to open six to eight new clubs, including one relocation, spend approximately $54 million on IT projects and spend approximately $25 million on club renovations. The timing of actual openings and renovations and the amount of related expenditures could vary from these estimates due, among other things, to the complexity of the real estate development process. Spending on IT projects could also vary due to the complexity of the projects and the availability of resources needed to complete the projects.

In 2010, we repurchased 0.1 million shares of our common stock for $4.2 million, or an average price of $33.95 per share. In 2009, we repurchased 3.8 million shares of our common stock for $117.8 million, or an average price of $31.38 per share. In 2008, we repurchased 5.4 million shares of our common stock for $180.8 million, or an average price of $33.33 per share. These amounts differ from treasury stock repurchases reported on our Consolidated Statement of Cash Flows due to shares acquired to satisfy employee's tax obligations upon the vesting of restricted stock awards and for stock repurchase transactions that had not settled at the beginning of the fiscal year. Refer to Note 7 in Notes to Consolidated Financial Statements for additional information.

From the inception of our share repurchase activities in August 1998, we have repurchased approximately 34.6 million shares of our common stock for a total of $1.08 billion, or an average price of $31.11 per share. As of January 29, 2011, the Company's remaining repurchase authorization from the Board of Directors was $272.0 million.

Debt and Credit Facilities

In January 2004, we assumed a real estate mortgage with a principal balance of $4 million in connection with the purchase of a club that was previously leased. This debt carries an interest rate of 7%, is payable in monthly installments maturing on November 1, 2011 and has a significant prepayment penalty. The principal balance at January 29, 2011 was $0.5 million.

On October 30, 2009, we entered into a $200.0 million unsecured credit agreement with a group of banks which expires on October 30, 2012. The agreement includes a $50.0 million sub-facility for letters of credit, of which no amount was outstanding at January 29, 2011. See Note 4 in Notes to the Consolidated Financial Statements for further details of the credit agreement.

In addition to the credit agreement, we maintain a $25.0 million uncommitted credit line for short-term borrowings. We plan to renew this line before its April 30, 2011 expiration. We also maintain two separate facilities totaling $72.0 million for letters of credit, primarily to support the purchase of inventories, of which $11.6 million was outstanding at January 29, 2011.

There were no borrowings outstanding under our bank credit agreement or our uncommitted credit line at January 29, 2011 and January 30, 2010.

Lease Obligations

In 2010, in connection with our strategic initiative, we established reserves for our liabilities related to leases for five BJ's clubs that were closed. The remaining lease terms for these clubs range from four to 163 months. As of January 29, 2011, our reserve for these obligations was $33.5 million.

In 2010, in connection with relocating our home office, we established a reserve for our former home office lease obligations. Our reserve as of January 29, 2011 for these lease obligations was $3.0 million.

In 2006 and 2002, we established reserves for our liabilities related to leases for two closed ProFoods clubs and three closed BJ's clubs, respectively. All but two of these leases were settled in prior years. Our reserve as of January 29, 2011 for the remaining two leases was $10.5 million. Subsequent to year end we paid $7.6 million to settle one of the two remaining leases.

Our lease reserves are based on the present value of rent liabilities under the remaining leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated future income from the potential subleasing of these properties.

We believe that the liabilities recorded in the financial statements adequately provide for these lease obligations. However, there can be no assurance that our actual liability for these obligations will not differ materially from amounts recorded in the financial statements due to a number of factors, including future economic factors which may affect the ability to successfully sublease, assign or otherwise settle liabilities related to these properties. We consider our maximum reasonably possible undiscounted pretax exposure for our closed store and home office lease obligations to be approximately $85.7 million at January 29, 2011.

During the second quarter of 2010, we identified errors in our accounting for ground leases. In accordance with accounting guidance provided in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), we assessed the materiality of these errors on prior period reported results and concluded that the errors were not material to any of our prior period financial statements. We also concluded that had the errors been corrected in our financial statements for the period ended July 31, 2010, the impact of such an adjustment would have been material to our financial statements for that period. As such, in accordance with accounting guidance provided in ASC 250-10 (SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), the financial statements for the prior periods presented have been revised as follows. This non-cash revision does not impact our revenues or cash flows for any prior period. The "As Revised" amounts presented below reflect the ground lease adjustments made to previously reported results. See Note 3 "Discontinued Operations" for adjustments made for our 2010 club closures.

	January 30, 2010			January 31, 2009		
	As Reported	**Adjustment**	**As Revised**	**As Reported**	**Adjustment**	**As Revised**
Deferred income taxes	$ 5,553	$ 5,209	$ 10,762	$ 8,033	$ 4,633	$ 12,666
Total assets	2,166,087	5,209	2,171,296	2,021,436	4,633	2,026,069
Other noncurrent liabilities	117,810	13,023	130,833	117,449	11,582	129,031
Retained earnings	1,463,146	(7,814)	1,455,332	1,351,217	(6,949)	1,344,268
Total stockholders' equity	1,033,367	(7,814)	1,025,553	984,804	(6,949)	977,855
Total liabilities and stockholders' equity	$2,166,087	$ 5,209	$2,171,296	$2,021,436	$ 4,633	$2,026,069

	Fiscal Year Ended January 30, 2010			Fiscal Year Ended January 31, 2009		
	As Reported	**Adjustment**	**As Revised**	**As Reported**	**Adjustment**	**As Revised**
Cost of sales, including buying and occupancy costs	$9,080,845	$ 100	$9,080,945	$9,003,978	$ 125	$9,004,103
Preopening expenses	10,013	1,341	11,354	3,736	1,012	4,748
Operating income	223,787	(1,441)	222,346	220,927	(1,137)	219,790
Provision for income taxes	90,533	(576)	89,957	85,871	(455)	85,416
Income from continuing operations	132,535	(865)	131,670	135,820	(682)	135,138
Net income	$ 132,136	$ (865)	$ 131,271	$ 134,583	$ (682)	$ 133,901
Basic earnings per share Net Income	$ 2.47	$ (0.02)	$ 2.45	$ 2.32	$ (0.01)	$ 2.31
Diluted earnings per share Net Income	$ 2.42	$ (0.02)	$ 2.40	$ 2.28	$ (0.01)	$ 2.27

Contractual Obligations

BJ's had no significant off-balance sheet arrangements at any time during any of the periods presented in this Form 10-K.

The following summarizes our contractual cash obligations as of January 29, 2011 and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual Obligations	Payments Due by Period				
	2011	2012 to 2013	2014 to 2015	2016 and thereafter	Total
	(Dollars in Thousands)				
Current debt	$ 558	$ —	$ —	$ —	$ 558
Operating leases	182,400	366,995	364,144	1,831,053	2,744,592
Purchase obligations	416,468	28,993	19,080	—	464,541
Closed store obligations	16,772	13,180	6,091	10,651	46,694
Other long-term liabilities	61	18,931	19,805	41,065	79,862
	$616,259	$428,099	$409,120	$1,882,769	$3,336,247

In the table above, current debt consists of a real estate mortgage which matures on November 1, 2011. Amounts for current debt include interest as well as principal. We have no obligations under capital leases at January 29, 2011.

Amounts for operating leases reflect future minimum lease payments, excluding insurance, taxes or maintenance costs as disclosed in Note 5 of Notes to Consolidated Financial Statements. We have options to renew all of our leases. The table above does not reflect any lease payments we would make pursuant to such renewal options, except for ground leases that include reasonably assured renewal options.

Approximately 84% of purchase obligations represent future payments for merchandise purchases. The remainder consists primarily of capital commitments and purchased services.

Amounts for closed store obligations comprise our liabilities on the balance sheet at January 29, 2011 for five BJ's clubs that closed in 2010, one BJ's club that closed in 2002 and one ProFoods club that closed in 2002. Timing of payments was based on our estimates of when these liabilities would likely be satisfied through lease payments, net of estimated potential sublease income.

Amounts for other long-term liabilities consist mainly of payments for self-insured workers' compensation and general liability claims and for asset retirement obligations, both of which are included on our balance sheet at January 29, 2011. The estimated timing of payments for insurance claims is based primarily on recent payment experience. The timing of asset retirement obligation payments corresponds to the end of the estimated useful life assigned to the assets. Not included in Other long-term liabilities in the table above are payments of $63.7 million for our rent escalation liabilities because they are already included in the "operating leases" line, and deferred revenue of $2.8 million, which is not a cash obligation.

As of January 29, 2011 we had accrued $3.8 million of unrecognized tax benefits for uncertain tax positions and related interest in other noncurrent liabilities. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to these obligations, as the timing of examinations and ultimate resolution of those examinations are uncertain.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We believe that our potential exposure to market risk as of January 29, 2011 is not material because of the short contractual maturities of our cash and cash equivalents on that date. There were no borrowings outstanding under our bank credit agreement or our uncommitted credit line at January 29, 2011. We held no derivatives at January 29, 2011.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	Page
Consolidated Statements of Income for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009	33
Consolidated Balance Sheets as of January 29, 2011 and January 30, 2010	34
Consolidated Statements of Cash Flows for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009	35
Consolidated Statements of Stockholders' Equity for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009	36
Notes to Consolidated Financial Statements	37
Selected Quarterly Financial Data (Unaudited)	57
Report of Independent Registered Public Accounting Firm	58
Management's Report on Internal Control over Financial Reporting	59

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands except Per Share Amounts)		
Net sales	$10,632,947	$ 9,820,912	$ 9,662,451
Membership fees	190,678	179,571	175,121
Other revenues	53,614	50,114	47,010
Total revenues	10,877,239	10,050,597	9,884,582
Cost of sales, including buying and occupancy costs	9,697,014	8,950,774	8,866,948
Selling, general and administrative expenses	933,836	860,830	787,382
Preopening expenses	12,578	11,354	4,748
Restructuring, impairments and other	25,681	—	—
Operating income	208,130	227,639	225,504
Interest (expense) income, net	(1,306)	(719)	764
Income from continuing operations before income taxes	206,824	226,920	226,268
Provision for income taxes	82,558	92,111	87,742
Income from continuing operations	124,266	134,809	138,526
Loss from discontinued operations, net of income tax benefit of $20,112, $2,428, and $3,175, respectively	(29,230)	(3,538)	(4,625)
Net income	$ 95,036	$ 131,271	$ 133,901
Basic earnings per share:			
Income from continuing operations	$ 2.36	$ 2.52	$ 2.39
Loss from discontinued operations	(0.56)	(0.07)	(0.08)
Net income	$ 1.80	$ 2.45	$ 2.31
Diluted earnings per share:			
Income from continuing operations	$ 2.31	$ 2.47	$ 2.35
Loss from discontinued operations	(0.54)	(0.07)	(0.08)
Net income	$ 1.77	$ 2.40	$ 2.27
Number of common shares for earnings per share computations:			
Basic	52,649,434	53,543,461	58,058,061
Diluted	53,745,977	54,658,211	58,948,955

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED BALANCE SHEETS

	January 29, 2011	January 30, 2010
	(Dollars in Thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101,350	$ 58,752
Accounts receivable, net	140,195	128,137
Merchandise inventories	981,576	930,289
Current deferred income taxes	20,265	18,252
Prepaid expenses	39,119	37,197
Prepaid taxes	9,707	—
Total current assets	1,292,212	1,172,627
Property at cost:		
Land and buildings	723,592	694,136
Leasehold costs and improvements	226,836	229,915
Furniture, fixtures and equipment	626,040	599,949
	1,576,468	1,524,000
Less: accumulated depreciation and amortization	571,421	562,159
	1,005,047	961,841
Deferred income taxes	—	10,762
Other assets	24,416	26,066
Total assets	$2,321,675	$2,171,296
LIABILITIES		
Current liabilities:		
Current installments of long-term debt	$ 540	$ 608
Accounts payable	655,084	665,907
Accrued expenses and other current liabilities	314,617	318,897
Accrued federal and state income taxes	—	18,980
Closed store obligations due within one year	16,772	1,687
Total current liabilities	987,013	1,006,079
Long-term debt, less portion due within one year	—	540
Noncurrent closed store obligations	29,922	8,291
Deferred income taxes	10,304	—
Other noncurrent liabilities	150,127	130,833
Commitments and contingencies (See Notes 5 and 6)		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01, authorized 20,000,000 shares, no shares issued	—	—
Common stock, par value $.01, authorized 180,000,000 shares, issued 74,410,190 shares	744	744
Additional paid-in capital	242,536	224,206
Retained earnings	1,536,435	1,455,332
Accumulated other comprehensive income (loss)	458	(773)
Treasury stock, at cost, 19,986,108 and 20,616,431 shares	(635,864)	(653,956)
Total stockholders' equity	1,144,309	1,025,553
Total liabilities and stockholders' equity	$2,321,675	$2,171,296

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 95,036	$ 131,271	$ 133,901
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for closing and impairment costs	65,649	861	1,371
Depreciation and amortization of property	126,727	112,777	107,609
Loss on property disposals	404	296	475
Other noncash items (net)	(74)	(1,999)	1,261
Stock-based compensation expense	16,695	22,011	19,398
Deferred income taxes	18,206	(2,066)	8,052
Excess tax benefit from exercise of stock options	(1,629)	(1,047)	(3,338)
Tax benefit from share-based compensation	1,635	1,222	4,441
Increase (decrease) in cash due to changes in:			
Accounts receivable	(12,058)	(3,639)	(9,270)
Merchandise inventories	(51,287)	(70,769)	17,946
Prepaid expenses	(1,922)	(9,833)	1,627
Other assets	1,650	(3,716)	(23)
Accounts payable	(271)	71,402	(36,218)
Changes in book overdrafts	(10,552)	11,138	(3,380)
Accrued expenses	(4,700)	30,962	5,041
Accrued income taxes	(28,687)	5,492	(30,721)
Closed store obligations	(6,459)	(1,605)	(2,269)
Other noncurrent liabilities	20,410	7,206	8,134
Net cash provided by operating activities	228,773	299,964	224,037
CASH FLOWS FROM INVESTING ACTIVITIES			
Property additions	(186,706)	(176,396)	(138,039)
Proceeds from property disposals	110	—	8,722
Purchase of marketable securities	(898)	(436)	(245)
Sale of marketable securities	1,159	31	349
Net cash used in investing activities	(186,335)	(176,801)	(129,213)
CASH FLOWS FROM FINANCING ACTIVITIES			
Excess tax benefit from exercise of stock options	1,629	1,047	3,338
Repayment of long-term debt	(608)	(567)	(529)
Dividends paid	(25)	(25)	(25)
Proceeds from issuance of common stock	18,376	13,235	26,494
Purchase of treasury stock	(19,212)	(129,258)	(170,259)
Net cash provided by (used in) financing activities	160	(115,568)	(140,981)
Net increase (decrease) in cash and cash equivalents	42,598	7,595	(46,157)
Cash and cash equivalents at beginning of year	58,752	51,157	97,314
Cash and cash equivalents at end of period	$ 101,350	$ 58,752	$ 51,157
Supplemental cash flow information:			
Treasury stock issued for compensation plans	$ 20,335	$ 19,337	$ 17,723
Treasury stock surrendered upon vesting of restricted stock	10,023	1,709	96
Interest paid, net of capitalized interest	633	450	284
Income taxes paid	72,927	86,257	107,236
Noncash financing and investing activities:			
Addition of asset retirement costs	310	195	2,452
Property additions included in accrued expenses	31,281	25,511	34,200

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
					(In Thousands)			
Balance, February 2, 2008	74,410	$744	$177,134	$1,233,372	$ (540)	(14,028)	$(436,485)	$ 974,225
Comprehensive Income:								
Net income	—	—	—	133,901	—	—	—	133,901
Postretirement medical plan adjustment, net of tax of $185	—	—	—	—	270	—	—	270
Comprehensive Income								134,171
Issuance of common stock	—	—	4,441	(22,980)	—	1,581	49,474	30,935
Dividends paid	—	—	—	(25)	—	—	—	(25)
Purchase of treasury stock	—	—	—	—	—	(5,425)	(180,849)	(180,849)
Stock compensation expense	—	—	19,398	—	—	—	—	19,398
Balance, January 31, 2009	74,410	$744	$200,973	$1,344,268	$ (270)	(17,872)	$(567,860)	$ 977,855
Comprehensive Income:								
Net income	—	—	—	131,271	—	—	—	131,271
Postretirement medical plan adjustment, net of tax of ($346)	—	—	—	—	(503)	—	—	(503)
Comprehensive Income								130,768
Issuance of common stock	—	—	1,222	(20,182)	—	1,057	33,417	14,457
Dividends paid	—	—	—	(25)	—	—	—	(25)
Purchase of treasury stock	—	—	—	—	—	(3,801)	(119,513)	(119,513)
Stock compensation expense	—	—	22,011	—	—	—	—	22,011
Balance, January 30, 2010	74,410	$744	$224,206	$1,455,332	$ (773)	(20,616)	$(653,956)	$1,025,553
Comprehensive Income:								
Net income	—	—	—	95,036	—	—	—	95,036
Postretirement medical plan adjustment, net of tax of $847	—	—	—	—	1,231	—	—	1,231
Comprehensive Income								96,267
Issuance of common stock	—	—	1,635	(13,908)	—	1,014	32,284	20,011
Dividends paid	—	—	—	(25)	—	—	—	(25)
Purchase of treasury stock	—	—	—	—	—	(384)	(14,192)	(14,192)
Stock compensation expense	—	—	16,695	—	—	—	—	16,695
Balance, January 29, 2011	74,410	$744	$242,536	$1,536,435	$ 458	(19,986)	$(635,864)	$1,144,309

The accompanying notes are an integral part of the financial statements.

BJ'S WHOLESALE CLUB, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Accounting Policies

Basis of Presentation

The consolidated financial statements of BJ's Wholesale Club, Inc. ("BJ's" or the "Company" or "we") include the financial statements of all of the Company's subsidiaries, all of whose common stock is wholly owned by the Company.

During the second quarter of 2010, we identified errors in our accounting for ground leases. In accordance with accounting guidance provided in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), we assessed the materiality of these errors on prior period reported results and concluded that the errors were not material to any of our prior period financial statements. We also concluded that had the errors been corrected in our financial statements for the period ended July 31, 2010, the impact of such an adjustment would have been material to our financial statements for that period. As such, in accordance with accounting guidance provided in ASC 250-10 (SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), the financial statements for the prior periods presented have been revised as follows. This non-cash revision does not impact our revenues or cash flows for any prior period. The "As Revised" amounts presented below reflect the ground lease adjustments made to previously reported results. See Note 3 "Discontinued Operations" for adjustments made for our 2010 club closures.


Form 10-K

	January 30, 2010			January 31, 2009		
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Deferred income taxes	$ 5,553	$ 5,209	$ 10,762	$ 8,033	$ 4,633	$ 12,666
Total assets	2,166,087	5,209	2,171,296	2,021,436	4,633	2,026,069
Other noncurrent liabilities	117,810	13,023	130,833	117,449	11,582	129,031
Retained earnings	1,463,146	(7,814)	1,455,332	1,351,217	(6,949)	1,344,268
Total stockholders' equity	1,033,367	(7,814)	1,025,553	984,804	(6,949)	977,855
Total liabilities and stockholders' equity	$2,166,087	$ 5,209	$2,171,296	$2,021,436	$ 4,633	$2,026,069

	Fiscal Year Ended January 30, 2010			Fiscal Year Ended January 31, 2009		
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Cost of sales, including buying and occupancy costs	$9,080,845	$ 100	$9,080,945	$9,003,978	$ 125	$9,004,103
Preopening expenses	10,013	1,341	11,354	3,736	1,012	4,748
Operating income	223,787	(1,441)	222,346	220,927	(1,137)	219,790
Provision for income taxes	90,533	(576)	89,957	85,871	(455)	85,416
Income from continuing operations	132,535	(865)	131,670	135,820	(682)	135,138
Net income	$ 132,136	$ (865)	$ 131,271	$ 134,583	$ (682)	$ 133,901
Basic earnings per share Net Income	$ 2.47	$ (0.02)	$ 2.45	$ 2.32	$ (0.01)	$ 2.31
Diluted earnings per share Net Income	$ 2.42	$ (0.02)	$ 2.40	$ 2.28	$ (0.01)	$ 2.27

Fiscal Year

Our fiscal year ends on the Saturday closest to January 31. The fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009 each included 52 weeks.

Estimates Included in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Marketable Securities

We consider highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments with maturities exceeding three months are classified as marketable securities. We had no marketable securities at January 29, 2011 and January 30, 2010.

Accounts Receivable

Accounts receivable consist primarily of credit card receivables and vendor rebates and allowances and are stated net of allowances for doubtful accounts of $0.7 million at January 29, 2011 and $1.0 million at January 30, 2010. The determination of the allowance for doubtful accounts is based on BJ's historical experience applied to an aging of accounts and a review of individual accounts with a known potential for write-off.

Merchandise Inventories

Inventories are stated at the lower of cost, determined under the average cost method, or market. We recognize the write-down of slow-moving or obsolete inventory in cost of sales when such write-downs are probable and estimable. We recognize a reserve for inventory shrinkage for the period between physical inventories based on historical results of previous physical inventories, shrinkage trends or other judgments management believes to be reasonable under the circumstances.

Property and Equipment

Property and equipment are stated at cost. Property is depreciated by use of the straight-line method for financial reporting purposes. Buildings are depreciated over 33 1/3 years. Leasehold costs and improvements are amortized over the remaining lease term (which includes renewal periods that are reasonably assured) or the asset's estimated useful life, whichever is shorter. Leasehold costs and improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term are amortized over the term that includes the required lease term and renewal periods that are reasonably assured, or their estimated useful life, whichever is shorter. Furniture, fixtures and equipment are depreciated over three to ten years. Interest related to the development of buildings is capitalized during the construction period.

We capitalize certain computer software costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in furniture, fixtures, and equipment and are amortized on a straight-line basis over the estimated useful lives of the software, generally three to seven years.

Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Assets and Fair Value Measurements

We review the realizability of our long-lived assets periodically and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Current and expected operating results and cash flows and other factors are considered in connection with our reviews. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of individual clubs and consolidated net cash flows for long-lived assets not identifiable to individual clubs. Impairment losses are measured as the difference between the carrying amount and the fair value of the assets being evaluated.

In connection with the strategic actions outlined in Note 2 and in connection with our ongoing periodic review, we recorded pretax asset impairment charges of $18.8 million in 2010 to write down club assets including leasehold improvements, fixtures and equipment, to fair value at seven underperforming clubs. These charges are reported in Restructuring, impairments and other in our Consolidated Statements of Income. We also recorded impairment charges in SG&A expense of $2.9 million in 2010, $0.5 million in 2009, and $0.1 million in 2008 to write down to fair value other fixed assets.

We classify fair value based measurements on a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows: Level 1, quoted market prices in active markets for identical assets or liabilities; Level 2, observable inputs other than quoted market prices included in Level 1 such as quoted market prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3, unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair value of assets at underperforming clubs were estimated using an income approach, in which the Company utilized discounted cash flow projections over the life of the underlying lease agreements. These projections, which include estimates of future net sales, direct club expenses, and non-cash club adjustments, are based on the experience of management, including historical club operating results, its knowledge and expectations. These estimates can be affected by factors that can be difficult to predict, such as future operating results, customer activity and future economic conditions. These measures of fair value, and related inputs, are considered a level 3 approach under the fair value hierarchy.

Self-Insurance Reserves

We are primarily self-insured for workers' compensation and general liability claims. Reported reserves for these claims are derived from estimated ultimate costs based upon individual claim file reserves and estimates for incurred but not reported claims.

Revenue Recognition

We recognize revenue from the sale of merchandise, net of estimated returns, at the time of purchase by the customer in the club. In the limited instances when the customer is not able to take delivery at the point of sale, revenue from the sale of merchandise is not recognized until title and risk of loss pass to the customer. For sales of merchandise on our website, revenue is also recognized when title and risk of loss pass to the customer, which is normally at the time the merchandise is received by the customer. Membership fee revenue is recognized on a straight-line basis over the life of the membership, which is typically twelve months.

The Company's Rewards members qualify for a 2% reward (which can only be redeemed at BJ's clubs), up to a maximum of $500 per year, on all qualified purchases made at BJ's. The Company accounts for this 2% reward as a reduction in sales, with the related liability being classified within other current liabilities. The reduction in sales for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, and the related liability as of those dates were as follows:

	2010	2009	2008
	(Dollars in Thousands)		
Rewards earned	$29,179	$21,267	$18,162
Liability for unredeemed rewards	11,594	7,922	6,431

BJ's gift cards are available for purchase at all of our clubs. We do not charge administrative fees on unused gift cards and gift cards do not have an expiration date. Revenue from gift card sales is recognized upon redemption of the gift card. We record revenue from gift card breakage when the likelihood of the gift card being redeemed is remote and we do not have a legal obligation to escheat the value of unredeemed gift cards to the relevant jurisdictions.

Warranty Programs

We pass on any manufacturers' warranties to our customers. In addition, we include an extended warranty on tires sold at our clubs, under which BJ's customers receive tire repair services or tire replacement in certain circumstances. This warranty is included in the sale price of the tire and it cannot be declined by our customers. We are fully liable for claims under the warranty program. As we are the primary obligor in these arrangements, associated revenue is recognized on the date of sale and an estimated warranty obligation is accrued based on our claims experience. The liability for future claims under this program is not material to our financial statements.

We also offer extended warranties on certain types of products such as electronics and jewelry. These warranties are provided by a third party at fixed prices to BJ's. We retain no liability to satisfy warranty claims under these arrangements. We are not the primary obligor under these warranties, and as such record revenue on these arrangements at the time of sale. Revenue from warranty sales is included in other revenues on the income statement.

Presentation of Sales Tax Collected from Customers and Remitted to Governmental Authorities

In the ordinary course of business, we collect sales tax on items purchased by our members that are taxable in the jurisdictions when the purchases take place. These taxes are then remitted to the appropriate taxing authority. We exclude these taxes collected from revenues in our financial statements.

Vendor Rebates and Allowances

We receive various types of cash consideration from vendors, principally in the form of rebates, based on purchasing or selling certain volumes of product, time-based rebates or allowances, which may include product placement allowances or exclusivity arrangements covering a predetermined period of time, price protection rebates and allowances for retail price reductions on certain merchandise, and salvage allowances for product that is damaged, defective or becomes out-of-date.

We recognize such vendor rebates and allowances based on a systematic and rational allocation of the cash consideration offered to the underlying transaction that results in progress by BJ's toward earning the rebates and allowances, provided the amounts to be earned are probable and reasonably estimable. Otherwise, rebates and allowances are recognized only when predetermined milestones are met. We recognize product placement allowances as a reduction of cost of sales in the period in which we complete the arranged placement of the product. Time-based rebates or allowances are recognized as a reduction of cost of sales over the performance period on a straight-line basis. All other vendor rebates and allowances are recognized as a reduction of cost of sales when the merchandise is sold or otherwise disposed.

We also receive cash consideration from vendors for demonstrating their products in the clubs and for advertising their products, particularly in the *BJ's Journal*, a publication sent to a subset of BJ's members periodically throughout the year. In both cases, such cash consideration is recognized as a reduction of selling, general and administrative ("SG&A") expenses to the extent it represents a reimbursement of specific, incremental and identifiable SG&A costs incurred by BJ's to sell the vendors' products. If the cash consideration exceeds the costs being reimbursed, the excess is characterized as a reduction of cost of sales. Cash consideration for product demonstrations is recognized in the period during which the demonstrations are performed. Cash consideration for advertising vendors' products is recognized in the period in which the advertising takes place.

Manufacturers' Incentives Tendered by Consumers

We record consideration from manufacturers' incentives (such as rebates or coupons) in net sales when the incentive is generic and can be tendered by a consumer at any reseller and we receive direct reimbursement from the manufacturer, or clearinghouse authorized by the manufacturer, based on the face value of the incentive. If these conditions are not met, we record such consideration as a decrease in cost of sales.

Rent Expenses

Rent expense for operating leases is recognized on a straight-line basis over the term of the leases. We begin recognizing rent expense in the preopening period when we take possession of the property. Our owned buildings, including those located on leased land, are depreciated on a straight-line basis over 33 1/3 years. We calculate rent for ground leases over periods that equal or exceed the time periods for depreciation of the buildings, which would include reasonably assured lease renewal periods.

Preopening Costs

Preopening costs consist of direct incremental costs of opening or relocating a facility and are charged to operations as incurred.

Advertising Costs

Advertising costs generally consist of promoting new memberships and new store openings and also typically include television and radio advertising (some of which is vendor-funded). BJ's expenses advertising costs as incurred. Advertising expenses were less than 0.35% of net sales in each of the last three years.

Legal Costs

Legal costs expected to be incurred in connection with a loss contingency are recognized at the same time that the loss contingency meets the criteria to be recorded.

Stock-Based Compensation

We have one active stock-based employee compensation plan, which is described more fully in Note 8. We recognize compensation cost on a straight-line basis, measured at fair value on the date of grant, over the period that an employee provides service in exchange for the award. The fair value of an option award is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of a restricted stock award is the closing price of our common stock on the date of grant. Compensation cost is recognized net of estimated forfeitures. We evaluate the need to change our forfeiture estimates annually or whenever events or changes in circumstances indicate the need for additional evaluation.

Most of BJ's stock option awards specify that eligible participants whose employment terminates on or after their normal retirement date (as defined) may exercise options within the period of one year following their termination. Shares continue to become exercisable during this period in accordance with the stock option agreement. Notwithstanding the foregoing, options are not exercisable after the end of the contractual term of the option. For awards issued after January 29, 2006, with these retirement eligibility provisions, we recognize compensation cost over the employee's nominal vesting period but consider the award vested when the employee's retention of the award is no longer contingent on providing service, which results in an acceleration of one year's compensation cost. Awards issued prior to January 29, 2006, are expensed over the nominal vesting period and do not accelerate upon the employee meeting the retirement eligible provisions. If we applied our current accounting methodology to awards issued prior to January 29, 2006, post-tax stock-based compensation expense would have decreased by $0.6 million in 2008. Our stock-based compensation expense in 2010 and 2009 would not be affected.

We elected the "Short Cut" method under current stock compensation accounting guidance (ASC 718) to calculate our historical pool of windfall tax benefits. The gross amount of windfall tax benefits resulting from the exercise of stock options is reported in the financing activities section of the cash flow statement. If applicable, gross tax shortfalls are classified in the operating activities section of the cash flow statement.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation. Cash remitted to taxing authorities on behalf of employees who vested in restricted stock awards and who used shares to satisfy their tax obligations has been reclassified from an operating activity to a financing activity on our Consolidated Statements of Cash Flows.

2. Restructuring, impairments and other

On January 5, 2011, the Company announced strategic actions that included closing five underperforming clubs and implementing a reduction in force of employees at the Company's home office and certain field operations. This decision resulted from an internal strategic planning initiative focused on improving the Company's operating performance. The five clubs identified had ceased operations by the end of fiscal 2010 and all costs associated with the closing of the clubs and the operating results of the clubs have been separately reported as discontinued operations in our consolidated financial statements. See Note 3 Discontinued Operations for further information on the club closings.

In addition to the closed clubs, the Company impaired the long-lived assets of seven other clubs that were underperforming and had projected cash flows that didn't exceed the carrying value of the club's long-lived assets. These impairment charges, the restructuring charges associated with the reduction in force our home office and certain field operations, and other charges associated with the retirement of two of the Company's Executive Vice Presidents and another member of the senior management team, have been reported as Restructuring, impairments and other in our Consolidated Statement of Income.

The home office restructuring charges consist entirely of severance-related costs for the 110 employees terminated at the Company's home office and distribution centers. These charges are comprised of $2.8 million related to salary, benefits and related payroll taxes, $0.4 million related to outplacement costs, partially offset by $0.4 million of non-cash credits related to the reversal of stock compensation for stock awards that will not vest. The related liability at January 29, 2011 for these charges is $3.8 million, as presented below (dollars in thousands):

	Total severance related-costs
Accrued prior to announcement	$ 1,712
Restructuring charges	2,851
Total restructuring liability	4,563
Payments made through January 29, 2011	(803)
Restructuring liability at January 29, 2011	$ 3,760

The liability balance at January 29, 2011 includes $1.7 million of charges, comprised of previously accrued bonus and stock compensation expense for affected individuals. The restructuring liability is included in accrued expenses and other current liabilities. We do not expect any material future expenses related to our home office restructuring. We expect all payments to be made in 2011.

Also included in restructuring, impairments and other are impairment charges of $18.8 million recorded to write down to estimated fair value leasehold improvements and certain fixtures and equipment at underperforming clubs. Refer to Note 1 for further details on how we estimate fair value on long-lived assets. The entire $18.8 million impairment is a non-cash charge.

The Company also recorded other charges of $4.1 million primarily for severance-related expense associated with the retirement of the Company's Executive Vice President, Chief Financial Officer and Executive Vice President, Club Operations and another member of the senior management team, net of previously recorded stock compensation expense. At January 29, 2011 we have accrued $6.6 million on the balance sheet for future payments under the related separation agreements, consisting of $2.7 million for continuation of salary, benefits and related payroll taxes and $3.9 million for cash payments in lieu of cancelled restricted stock awards. We expect $3.0 million of these obligations to be paid in 2011. The remaining $3.6 million will be paid in 2012 and 2013 and has been recorded in other noncurrent liabilities.

3. Discontinued Operations

The following tables summarize the activity for the years ended January 29, 2011 and January 30, 2010 associated with our discontinued operations, which consist of closing five BJ's clubs in 2010, one BJ's club in 2008, both our ProFoods clubs in 2006 and three BJ's clubs in 2002 (dollars in thousands):

	Discontinued Operations				
	Liabilities January 30, 2010	Increases	Reductions	Liabilities January 29, 2011	Cumulative Charges To Date, Net
BJ's clubs—2010	$ —	$38,246	$(2,004)	$36,242	$41,797
ProFoods clubs	2,952	154	(445)	2,661	22,523
BJ's clubs—2002	7,026	2,098	(1,333)	7,791	28,996
Total	$9,978	$40,498	$(3,782)	$46,694	$93,316
Current portion	$1,687			$16,772	
Long-term portion	8,291			29,922	
Total	$9,978			$46,694	

	Liabilities January 31, 2009	Increases	Reductions	Liabilities January 30, 2010
ProFoods clubs	$ 3,153	$171	$ (372)	$2,952
BJ's clubs—2002	7,825	408	(1,207)	7,026
BJ's club—2008	50	—	(50)	—
Total	$11,028	$579	$(1,629)	$9,978
Current portion	$ 1,692			$1,687
Long-term portion	9,336			8,291
Total	$11,028			$9,978

2010 Closure of Five BJ's Locations

On January 5, 2011, we announced the closing of five clubs, located in Sunrise, Florida, Charlotte, North Carolina and three clubs in the Atlanta, Georgia market. All five clubs had ceased operations by January 29, 2011. The operating results of these clubs are classified as a component of discontinued operations for all periods presented. We incurred a loss to close the clubs of $41.8 million which consisted of $33.5 million for lease obligation costs, net of estimated sublease income, $3.8 million for inventory dispositions, including markdowns, $2.2 million for employee termination benefits and $2.3 million in other exit costs. $38.2 million of the total loss are cash charges and are included in the table above. We expect all liabilities related to the club closings, excluding lease obligations, to be paid within 12 months. We expect our lease obligations will be paid over the next 14 years.

The following table presents the total operating results of the five closed clubs that are classified as discontinued operations for the last three fiscal years (dollars in thousands):

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Total revenues	$147,531	$136,384	$142,784
Pretax operating loss	(5,158)	(5,293)	(5,714)
Post-tax operating loss	(3,056)	(3,139)	(3,388)

Closure of ProFoods

In fiscal 2005, we began testing a concept that was new to BJ's by opening two new clubs in the Metro New York market exclusively for food service businesses under the name ProFoods Restaurant Supply ("ProFoods").

Both ProFoods clubs were closed in the fourth quarter ended February 3, 2007. We recorded a charge of $25.7 million to close these clubs including lease obligation costs of $8.8 million. We have since settled one of the leases, and subleased the other for a portion of its remaining lease term. The reserve at January 29, 2011 is related to the lease obligations for the remaining club. In 2009 and 2010, increases in the reserve consisted of interest accretion charges and reductions to the reserve consisted of lease obligation payments.

2002 Closure of Three BJ's Locations

On November 9, 2002, we closed both of our clubs in the Columbus, Ohio, market and a club in North Dade, Florida. We settled two of the three related leases in prior periods. We reached an agreement to settle the last remaining lease for Dublin, Ohio, in the fourth quarter of 2010 for $7.6 million. The reserve at January 29, 2011, represents our obligation under the settlement agreement as well as other transaction costs. Subsequent to year end, we paid $7.6 million to settle the Dublin lease obligation.

2008 Closure of One BJ's Location

On October 7, 2008, we sold our owned club in Greenville, South Carolina, for $8.5 million and subsequently ceased operations on October 14, 2008. The operating results of the club are presented in discontinued operations in the statement of income for all periods presented. For 2008, the club had total revenues of $17.7 million and a pretax operating loss of $0.4 million. We recorded a pretax loss of $0.4 million in 2008 to close the club which consisted mainly of a $0.3 million loss on inventory liquidation, $0.2 million for employee termination benefits, $0.2 million for membership refunds, $0.2 million in other exit costs, offset by a $0.5 million gain on the sale of fixed assets. As of January 29, 2011, we have recorded and paid all liabilities associated with this club and do not expect any future expense related to its closing.

The charges for BJ's and ProFoods lease obligations are based on the present value of rent liabilities under the relevant leases, including estimated real estate taxes and common area maintenance charges, reduced by estimated income from the potential subleasing of these properties. The liabilities for the closed club leases are included in current and noncurrent closed store obligations on our balance sheet.

The following table summarizes the pretax components of discontinued operations for the last three fiscal years:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
Operating loss on 2010 club closures	$ 5,158	$5,293	$5,714
Closing charge on 2010 club closures	41,797	—	—
Charge related to 2002 closed club settlement	1,745	—	519
Accretion expense on lease obligations	642	673	722
Total losses on 2008 club closing	—	—	846
Total loss from discontinued operations	$49,342	$5,966	$7,801

4. Debt

As of January 29, 2011, we had no long-term debt. Our current portion of long-term debt consists entirely of real estate debt, bearing interest at 7%, maturing on November 1, 2011. The real estate debt is collateralized by land and buildings with a net book value of $8.5 million. The fair value of this debt was $0.6 million and $1.2 million as of January 29, 2011 and January 30, 2010, respectively. Fair value was based on our estimate of current rates on debt with similar remaining maturities for companies with credit ratings similar to BJ's.

We have a $200.0 million unsecured credit agreement with a group of banks which expires October 30, 2012. The agreement includes a $50.0 million sub-facility for letters of credit. We are required to pay an annual commitment fee which is currently 0.375% of the amount by which the total commitment exceeds the total outstanding balance. Interest on borrowings is payable at BJ's option either at (a) the LIBOR rate plus a margin which is currently 2.75% or (b) a floating rate equal to a margin which is currently 1.75%, plus the highest of (i) the sum of the Federal Funds Effective Rate plus 0.50%, (ii) the agent bank's prime rate or (iii) the one-month LIBOR rate plus 1.0%. The commitment fee, the LIBOR margin and the floating rate margin are subject to change based upon our adjusted leverage ratio as defined in the agreement.

The agreement contains financial covenants which require a minimum fixed charge coverage ratio and a maximum adjusted leverage ratio. We are required to comply with these covenants on a quarterly basis. Under the credit agreement, we may pay dividends or repurchase our own stock in any amount so long as we remain in compliance with all requirements under the agreement. We have no credit rating triggers that would accelerate the maturity date if borrowings were outstanding under our credit agreement. We were in compliance with the covenants and other requirements set forth in our credit agreement at January 29, 2011.

In addition to the credit agreement, we maintain a $25.0 million uncommitted credit line for short-term borrowings. We plan to renew this line before its April 30, 2011 expiration. We also maintain two separate facilities totaling $72.0 million for letters of credit, primarily to support the purchase of inventories, of which $11.6 million was outstanding at January 29, 2011.

There were no borrowings outstanding under our bank credit agreement or our uncommitted credit line at January 29, 2011 or January 30, 2010.

5. Leases

We are obligated under long-term leases for the rental of real estate. In addition, we are generally required to pay insurance, real estate taxes and other operating expenses and, in some cases, additional rentals based on a percentage of sales in excess of certain amounts, or other factors. Many of our leases require escalating payments during the lease term. Rent expense for such leases is recognized on a straight-line basis over the lease term. The initial primary term of our real estate leases (excluding ground leases) ranges from 5 to 25 years. Most of these leases have an initial term of 20 years. The initial primary term of our ground leases ranges from 15 to 44 years, and averages approximately 24 years. As of January 29, 2011, we have options to renew all but one of our leases for periods that range from 5 to 65 years, and average approximately 22 years. Future minimum lease payments as of January 29, 2011 were:

Fiscal Years Ending	Dollars in Thousands
January 28, 2012	$ 182,400
February 2, 2013	186,655
February 1, 2014	180,340
January 31, 2015	180,339
January 30, 2016	183,805
Later years	1,831,053
Total	$2,744,592

Form 10-K

The payments above do not include future payments due under the leases for five BJ's clubs, which closed in January 2011, for one remaining ProFoods club, which closed in 2006, and one BJ's club, which closed in November 2002. Rent liabilities for the closed locations are included in current and noncurrent closed store obligations in the balance sheets.

Rental expense under real estate operating leases (including contingent rentals, which were not material) for the last three fiscal years was as follows:

Fiscal Years Ending	Dollars in Thousands
January 29, 2011	$178,588
January 30, 2010	157,496
January 31, 2009	144,085

The amounts reported in the table above do not include rental expense on equipment of $0.4 million, $0.3 million and $0.4 million in 2010, 2009 and 2008, respectively.

6. Contingencies

We are involved in various legal proceedings that are typical of a retail business. Although it is not possible to predict the outcome of these proceedings or any related claims, we believe that such proceedings or claims will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Provision for Credit Card Claims

Early in 2004, we were notified by credit card issuers that credit and debit card accounts used legitimately at BJ's were subsequently used in fraudulent transactions at non-BJ's locations. On August 5, 2008, the U.S. Attorney's Office in Boston charged 11 individuals with allegedly breaching the credit card security systems of a number of retailers, including BJ's, in 2004, and these individuals have pleaded guilty to various charges.

In prior years, we recorded total pretax charges of $13.0 million to establish a reserve for claimants seeking reimbursement for fraudulent credit and debit card charges and the cost of replacing cards, monitoring expenses and related fees and expenses. In 2009, all filed legal claims arising from the alleged data breaches were resolved and we recorded pretax income of $2.9 million to reverse the majority of our remaining reserve for these claims. As of January 29, 2011, we had no reserve related to this matter and do not expect any future claims.

Wage and Hour Settlement

In November 2008, BJ's was sued in the United States District Court for the District of Massachusetts ("the court") in a purported class action brought on behalf of "current and former department and other assistant managers," in which plaintiffs principally alleged that they had not been compensated for overtime work as required under federal and Massachusetts law (Caissie v. BJ's Wholesale Club., Case No. 3:08cv30220).

In the third quarter of 2009, we recorded a pretax charge in selling, general and administrative ("SG&A") expenses of $11.7 million in connection with a proposed settlement of this claim and related payments. Under the settlement, approved by the court on June 24, 2010, certain current and former mid-level managers were eligible to receive payments to compensate them for particular hours worked in prior years. The settlement of the lawsuit is not an admission by BJ's of any wrongdoing. In 2010, we paid $10.8 million in settlements and other expenses related to this matter. The remaining reserve was reversed through SG&A in the fourth quarter of 2010. As of January 29, 2011, we had no reserve related to this matter and do not expect any future claims related to this matter.

Indemnities

As permitted by Delaware law, BJ's has entered into agreements whereby it indemnifies its directors and officers for certain events or occurrences while the director or officer is or was serving, at the Company's request, in such capacity. The maximum potential amount of future payments that BJ's could be required to make under these agreements is not limited. However, BJ's carries insurance for current and former directors and officers that covers its exposure up to certain limits. As a result of our insurance coverage, we believe that the estimated fair value of our indemnification agreements with directors and officers is minimal. No liabilities have been recorded for these agreements as of January 29, 2011; nor have any claims been made.

7. Capital Stock

The following table summarizes our common stock repurchases on an accrual basis for each of the last three fiscal years:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Shares of common stock repurchased	122,800	3,754,000	5,422,650
Average price per share repurchased	$ 33.95	$ 31.38	$ 33.33
Total cost (000's)	$ 4,170	$ 117,804	$ 180,754

These amounts differ from our common stock repurchases reported on a cash basis of $9.2 million in 2010, $127.5 million in 2009 and $170.2 million in 2008, due to transactions that had not settled at the beginning of each fiscal year. As of January 29, 2011, our remaining repurchase authorization from the Board of Directors was $272.0 million.

Treasury Shares Acquired on Restricted Stock Awards

In addition to the above repurchases, upon the vesting of certain restricted stock awards, 261,184 shares in 2010, 47,384 shares in 2009 and 2,707 shares in 2008 were reacquired to satisfy employees' tax withholding obligations. In 2010 these reacquired shares were recorded as an additional $10.0 million of treasury stock and accordingly, reduced the number of common shares outstanding by 261,184. In 2009 and 2008 these reacquired shares were recorded as an additional $1.7 million and $0.1 million of treasury stock, respectively, and reduced the number of common shares outstanding by 47,384 and 2,707, respectively. These amounts are reported as treasury stock purchases on our consolidated statement of cash flows.

Preferred stock

In December 1997, one of BJ's subsidiaries issued 126 shares of non-voting preferred stock to individual stockholders, at $2,200 per share. These shares are entitled to receive ongoing annual dividends of $200 per share. The minority interest in this subsidiary is equal to the preferred shares' preference in an involuntary liquidation of $277,200 and is included in other noncurrent liabilities in our consolidated balance sheets at January 29, 2011 and January 30, 2010.

8. Stock Incentive Plans

BJ's offers certain team members share ownership through its equity compensation plan, the Amended and Restated 2007 Stock Incentive Plan (the "2007 Plan"). The 2007 Plan was approved by BJ's stockholders on May 24, 2007 and replaced BJ's 1997 Stock Incentive Plan (the "1997 Plan"). Unexercised stock options from the 1997 Plan remain outstanding, but since May 24, 2007, no additional grants have been made from the 1997 Plan.

On May 25, 2010 at the Annual Meeting of Stockholders of the Company, the 2007 Plan was amended and restated for the following principal changes:

- Increased the number of shares available under the 2007 Plan from 4,000,000 to 7,500,000.
- Revised the existing provisions regarding payment of dividends on restricted stock to explicitly confirm that, unless otherwise provided in a specific grant of restricted stock, any dividends on restricted stock will only be paid when the underlying restricted stock vests.
- Revised various plan provisions to better reflect the Company's practices for compliance with Section 409 of the Internal Revenue Code.
- Explicitly confirmed that the objective performance measures underlying performance awards may be determined on either a GAAP or non-GAAP basis, as determined by the Executive Compensation Committee.
- Added the write down of assets to the list of items for which adjustments to performance goals may be made for awards intended to qualify as performance-based compensation under I.R.C. Section 162(m).

The 2007 Plan provides that all "full value" awards, which generally means awards other than stock options and stock appreciation rights will count against the 7,500,000 maximum shares issuable under the 2007 Plan at a ratio of two-to-one. Stock options and stock appreciation rights will count against shares issuable at a ratio of one-to-one. If an award expires, terminates, is cancelled or otherwise results in shares not being issued, the unused shares covered by such award will generally become available for future grant under the 2007 Plan.

Under the 2007 Plan, stock options must be granted at an exercise price equal to or greater than the closing price of BJ's common stock on the date of grant. Options may not be granted for a term in excess of ten years.

The 2007 Plan provides for the automatic grant of options to members of the Board of Directors who are not BJ's employees. On the commencement of service on the Board, each non-employee director will receive a non-qualified stock option to purchase 10,000 shares. In addition, on the date of each Annual Meeting of Shareholders, each non-employee director who is serving as a director immediately before and after such meeting will receive a non-qualified option grant to purchase 5,000 shares. Director options vest on a cumulative basis in three equal annual installments beginning on the first day of the month which includes the first anniversary of the grant. The Board may issue other stock-based awards in lieu of some or all of the options otherwise issuable.

The 2007 Plan generally requires that all stock awards have a minimum one-year vesting period. In general, stock awards that vest solely on the passage of time may not vest sooner than ratably over three years and such awards that do not vest solely on the passage of time may not vest prior to the first anniversary of the grant.

These minimum vesting requirements can be waived in extraordinary circumstances, including death, disability or retirement, estate planning needs, or the occurrence of a business combination, recapitalization or change of control. In addition, restricted stock and restricted stock unit awards and other stock-based awards for up to an aggregate of 187,500 shares of common stock may be granted without satisfying the minimum vesting requirements. The 187,500 number already reflects application of the two-to-one fungible share ratio described above.

As of January 29, 2011 and January 30, 2010, respectively, 3,714,916 and 983,150 shares were reserved for all future stock awards under the 2007 Plan.

Total share-based compensation recognized in the financial statements was $16.7 million ($10.0 million post-tax) in the fiscal year ended January 29, 2011, $22.0 million ($13.1 million post-tax) in the fiscal year ended January 30, 2010 and $19.4 million ($11.5 million post-tax) in the fiscal year ended January 31, 2009.

As of January 29, 2011, there was $24.8 million of total share-based compensation cost not yet recognized related to nonvested awards. That cost is expected to be recognized over a weighted-average period of 1.8 years.

There were no stock options granted in 2010. The fair value of BJ's stock options granted in 2009 and 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions (no dividends were expected):

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Risk-free interest rate	—	2.41%	2.08%
Expected volatility factor	—	41.0%	38.8%
Expected option life (yrs.)	—	5.5	5.5
Weighted-average grant-date fair value	—	$15.06	$13.35

Expected volatility for the years ended January 30, 2010 and January 31, 2009 was based on a combination of implied volatility from traded options on our stock and historical volatility of our stock. 75% of our overall volatility assumption was based on a review of BJ's daily stock price volatility over the last five years. 25% was based on the implied volatility of near at-the-money exchange-traded options. We use historical data to estimate option exercise and employee termination behavior within the valuation model. The expected option life represents an estimate of the period of time options are expected to remain outstanding based upon historical option exercise trends. The risk-free rate is for periods within the expected life of the option and is based on the U.S. Treasury yield curve in effect at the time of the grant.

Presented below is a summary of the status of stock option activity and weighted-average exercise prices for the last three fiscal years (number of options in thousands):

	Fiscal Year Ended					
	January 29, 2011		January 30, 2010		January 31, 2009	
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	1,751	$30.88	2,300	$29.55	3,466	$27.55
Granted	—	—	10	36.40	20	34.41
Exercised	(631)	29.11	(529)	25.02	(1,133)	23.39
Forfeited	(281)	36.93	(30)	34.60	(53)	32.33
Outstanding, end of year	839	30.17	1,751	30.88	2,300	29.55
Exercisable, end of year	754	29.89	1,490	30.68	1,709	28.98

Presented below is a summary of stock option exercises (dollars in millions):

	Fiscal Year Ended		
	January 29 2011	January 30 2010	January 31 2009
Intrinsic value of stock options exercised	$ 6.9	$ 5.8	$16.8
Related income tax benefit	2.8	2.4	6.8
Cash received from option exercises	18.4	13.2	26.5

Presented below is information regarding stock options outstanding that are expected to vest and stock options outstanding that are exercisable at January 29, 2011. Options outstanding expected to vest represent 0.1 million nonvested options, less anticipated forfeitures (amounts of options and aggregate intrinsic value are in thousands):

	Options	Aggregate Intrinsic Value	Weighted-Average Remaining Contract Life	Weighted-Average Exercise Price
Nonvested options outstanding expected to vest	85	$ 909	6.5 years	$32.75
Options exercisable (vested)	754	10,350	4.4 years	29.89
Total	839	$11,259	4.6 years	30.17

Presented below is a summary of our nonvested restricted shares and weighted-average grant-date fair values for the periods ended January 29, 2011, January 30, 2010 and January 31, 2009 (restricted shares in thousands):

	Fiscal Year Ended					
	January 29, 2011		January 30, 2010		January 31, 2009	
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Nonvested at beginning of period	1,783	$36.17	1,404	$35.77	1,089	$33.81
Granted	641	38.24	612	35.96	568	38.85
Vested	(723)	34.59	(149)	30.86	(133)	32.22
Forfeited	(258)	37.64	(84)	37.32	(120)	36.49
Nonvested at end of period	1,443	$37.62	1,783	$36.17	1,404	$35.77

The total fair value of restricted shares vested was $27.7 million in the year ended January 29, 2011, $5.3 million in the year ended January 30, 2010 and $4.4 million in the year ended January 31, 2009.

Restricted stock awards are issued at no cost to the recipients and have service restrictions that generally lapse over three years from the date of grant. Grant-date fair value of the award is charged to income ratably over the period during which the restrictions lapse. Approximately 129,000 shares of the restricted stock issued in 2010, 90,500 shares of the restricted stock issued in 2009 and 79,000 of the restricted shares issued in 2008 also have performance condition vesting features. When achievement of the performance condition is deemed probable, we recognize compensation cost on a straight-line basis over the awards' expected vesting periods. Performance shares are included in the computation of diluted earnings per share, if their effect is dilutive, in the period in which the performance conditions have been attained.

9. Earnings Per Share

The following details the calculation of earnings per share from continuing operations for the last three fiscal years:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands except Per Share Amounts)		
Income from continuing operations	$ 124,266	$ 134,809	$ 138,526
Less: Preferred stock dividends	25	25	25
Income available to common stockholders	$ 124,241	$ 134,784	$ 138,501
Weighted-average number of common shares outstanding, used for basic computation	52,649,434	53,543,461	58,058,061
Plus: Incremental shares from conversion of stock options and vesting of restricted stock	1,096,543	1,114,750	890,894
Weighted-average number of common and dilutive potential common shares outstanding	53,745,977	54,658,211	58,948,955
Basic earnings per share	$ 2.36	$ 2.52	$ 2.39
Diluted earnings per share	$ 2.31	$ 2.47	$ 2.35

The following stock options and restricted share amounts were not included in the computation of diluted earnings per share for the periods indicated because their effect would have been antidilutive:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Stock options	64,215	597,599	846,975
Restricted stock	5,632	12,653	19,766

10. Income Taxes

The provision for income taxes from continuing operations includes the following:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
Federal:			
Current	$32,649	$71,914	$65,086
Deferred	32,951	508	9,680
State:			
Current	17,074	22,264	14,604
Deferred	(116)	(2,575)	(1,628)
Total income tax provision	$82,558	$92,111	$87,742

During the year ended January 29, 2011, we recorded a reduction in our income tax provision of approximately $1.0 million as a result of statute expirations and reductions to reserves. Of this total, $0.9 million reflects a reduction in income tax reserves and $0.1 million reflects a reduction in interest reserves. During the year ended January 30, 2010, we recorded an increase in our income tax provision totaling $0.2 million as a result of unfavorable state income tax audit settlements. Of this total, $0.1 million reflects an increase in income tax reserves and $0.1 million reflects an increase in interest reserves. During the year ended January 31, 2009, we recorded a reduction in our income tax provision totaling $3.3 million as a result of favorable state income tax audit settlements. Of this total, $2.1 million reflects a reduction in income tax reserves and $1.2 million reflects a reduction in interest reserves.

	Fiscal Year Ended		
	January 29, 2011	**January 30, 2010**	**January 31, 2009**
	(Dollars in Thousands)		
Statutory federal income tax rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.3	5.6	3.8
Other	(0.4)	—	—
Effective income tax rates	39.9%	40.6%	38.8%

Significant components of the Company's deferred tax assets and liabilities as of January 29, 2011 and January 30, 2010 were as follows:

	January 29, 2011	**January 30, 2010**
	(Dollars in Thousands)	
Deferred tax assets:		
Closed store obligations	$ 23,305	$ 4,013
Self-insurance reserves	24,739	22,605
Rental step liabilities	23,013	18,242
Compensation and benefits	27,306	37,617
Other	21,480	21,981
Total deferred tax assets	119,843	104,458
Deferred tax liabilities:		
Accelerated depreciation—property	96,619	64,515
Property taxes	6,429	6,006
Other	6,834	4,923
Total deferred tax liabilities	109,882	75,444
Net deferred tax assets	$ 9,961	$ 29,014

We have not established a valuation allowance because our deferred tax assets can be utilized by offsetting deferred tax liabilities and future taxable income, which we believe will more likely than not be earned, based on our historical earnings record and projected future earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
Beginning balance	$3,567	$ 6,271	$ 20,654
Additions for tax positions taken during prior years	1,144	1,447	1,067
Reductions for tax positions taken during prior years	(563)	(324)	(4,497)
Additions for tax positions taken during the current year	358	554	576
Settlements	—	(3,571)	(10,783)
Lapses in statute of limitations	(610)	(810)	(746)
Ending balance	$3,896	$ 3,567	$ 6,271

The total amount of unrecognized tax benefits, reflective of federal tax benefits that, if recognized, would decrease the effective tax rate at January 29, 2011 and January 30, 2010 was $2.6 million and $2.5 million, respectively.

As of January 29, 2011, management has determined it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by as much as $1.7 million ($1.1 million, net of federal tax benefit), due to expected resolution of state tax audits. We have tax years from 2008 that remain open and are subject to examination by the IRS. We also have tax years from 1996 that remain open and subject to examination by various state taxing jurisdictions.

We classify interest expense and any penalties related to income tax uncertainties as a component of income tax expense, which is consistent with the recognition of these items in prior reporting periods. For the years ended January 29, 2011 and January 30, 2010, we recognized $0.2 million ($0.1 million, net of federal and state tax benefit) and $0.4 million ($0.2 million, net of federal and state tax benefit), respectively, in interest expense. As of January 30, 2010, we had $1.0 million of accrued interest ($0.6 million, net of federal and state tax benefit) related to income tax uncertainties. Accrued interest increased by $0.3 million ($0.2 million, net of federal and state benefit) for the year ended January 29, 2011 to $1.3 million ($0.8 million, net of federal and state benefit) due to additions for current and prior year tax positions.

11. Retirement Plans

Under BJ's 401(k) savings plans, participating employees may make pretax contributions up to 50% of covered compensation subject to federal limits. BJ's matches employee contributions at 100% of the first one percent of covered compensation and 50% of the next four percent. The Company's expense under these plans was $9,436,000, $8,051,000 and $6,941,000 in 2010, 2009 and 2008, respectively.

We have a non-contributory defined contribution retirement plan for certain key employees. Under this plan, BJ's funds annual retirement contributions for the designated participants on an after-tax basis. For the last three years, the Company's contributions equaled 5% of the participants' base salary. Participants become fully vested in their contribution accounts at the end of the fiscal year in which they complete four full fiscal years of service. Our pretax expense under this plan was $1,939,000, $1,756,000 and $1,633,000, in 2010, 2009 and 2008, respectively.

12. Postretirement Medical Benefits

We have a defined benefit postretirement medical plan which covers employees who retire after age 55 with at least 10 years of service, who are not eligible for Medicare, and who participated in a Company-sponsored medical plan. Spouses and eligible dependents are also covered under the plan. Amounts contributed by retired employees under this plan are based on years of service prior to retirement. The plan is not funded. The discount rates presented in the tables below were selected by referencing yields on high quality corporate bonds, using the Citigroup Pension Yield Curve.

We recognize the funded status of the postretirement medical plan on our balance sheet. The funded status represents the difference between the projected benefit liability obligation of the plan and the fair value of the plan's assets. Previously unrecognized deferred amounts such as actuarial gains and losses and the impact of historical plan changes are included in accumulated other comprehensive income (loss). Changes in these amounts in future years are adjusted as they occur through accumulated other comprehensive income (loss).

Obligation and Funded Status

The change in obligation and funded status of the plan at January 29, 2011 and January 30, 2010 were as follows:

	Fiscal Year Ended	
	January 29, 2011	January 30, 2010
	(Dollars in Thousands)	
Change in Obligation		
Projected benefit obligation at beginning of year	$ 9,393	$ 7,490
Company service cost	829	688
Interest cost	482	483
Plan participants' contributions	91	91
Net actuarial (gain) loss	(2,037)	849
Benefit payments made directly by the Company	(146)	(145)
Other adjustments	(101)	(63)
Projected benefit obligation at end of year	$ 8,511	$ 9,393
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ —	$ —
Company contributions	55	54
Plan participants' contributions	91	91
Benefit payments made directly by the Company	(146)	(145)
Fair value of plan assets at end of year	—	—
Funded status at end of year	$(8,511)	$(9,393)

The funded status of the plan as of January 29, 2011 and January 30, 2010 is recognized as a net liability in other noncurrent liabilities on the balance sheet. We expect to contribute approximately $60,000 to the postretirement plan next year.

Components of Net Periodic Benefit Cost and Amounts Recognized in Other Comprehensive Income

Net periodic postretirement benefit cost for the last three fiscal years consists of the following:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
Company service cost	$ 829	$ 688	$ 702
Interest cost	482	483	405
	1,311	1,171	1,107
Amortization of unrecognized loss	40	—	23
Net periodic postretirement benefit cost	$1,351	$1,171	$1,130
Discount rate used to determine cost	5.22%	6.54%	5.92%
Health care cost trend rates	8.50%	9.00%	9.00%

The change in accumulated other comprehensive income ("AOCI"), gross of tax, consists of the following:

	Fiscal Year Ended	
	January 29, 2011	January 30, 2010
	(Dollars in Thousands)	
AOCI at the beginning of year	$ 1,307	$ 458
Amortization of net actuarial losses	(40)	—
Net actuarial (gain) loss for the year	(2,037)	849
AOCI at the end of the year	$ (770)	$1,307

We do not expect to amortize any remaining net actuarial gain from AOCI into net periodic postretirement benefit cost in 2011.

Assumptions

The following weighted-average assumptions were used to determine our postretirement benefit obligations at year end:

	January 29, 2011	January 30, 2010
	(Dollars in Thousands)	
Discount rate	4.88%	5.22%
Health care cost trend rate assumed for next year	9.00%	8.50%
Ultimate trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2019	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects as of January 29, 2011:

Effect of 1% Increase in Medical Trend Rates (in Thousands)	
Postretirement benefit obligation increases by	$783
Total of service and interest cost increases by	148
Effect of 1% Decrease in Medical Trend Rates (in Thousands)	
Postretirement benefit obligation decreases by	$709
Total of service and interest cost decreases by	133

Cash Flows

The estimated future benefit payments for our postretirement health care plan at January 29, 2011 are:

	(Dollars in Thousands)
Expected benefit payments for the year ending	
Fiscal year ending 2012	$ 60
Fiscal year ending 2013	65
Fiscal year ending 2014	71
Fiscal year ending 2015	77
Fiscal year ending 2016	84
Fiscal year ending 2017 through 2021	548

13. Interest

The following details the components of interest (expense) income, net for the last three fiscal years:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
Interest income	$ 84	$ 52	$1,117
Capitalized interest	217	180	250
Interest expense on debt	(1,607)	(951)	(603)
Interest (expense) income, net	$(1,306)	$(719)	$ 764

Interest expense on debt includes an annual commitment fee on our unsecured credit agreement. Refer to Note 4 for additional information.

14. Accounts Payable

Our banking arrangements provide for the daily replenishment of vendor payable bank accounts as checks are presented. The balances of checks outstanding in these bank accounts, which represent book overdrafts, totaled $87,185,000 at January 29, 2011, $97,737,000 at January 30, 2010 and $86,599,000 at January 31, 2009. These balances are included in accounts payable on the balance sheets and the changes in these balances are reflected in operating activities in the statements of cash flows.

15. Asset Retirement Obligations

The following is a summary of activity relating to our liability for asset retirement obligations, which we will incur primarily in connection with the future removal of gasoline tanks from our gasoline stations and are included in other noncurrent liabilities on our balance sheet:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
Balance, beginning of year	$16,563	$22,816	$19,154
Accretion expense	652	624	1,404
Liabilities incurred during the year	310	195	2,452
Change in estimated useful life	—	(7,072)	—
Reversal of liability for closed club	—	—	(194)
Balance, end of year	$17,525	$16,563	$22,816

16. Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

	Fiscal Year Ended	
	January 29, 2011	January 30, 2010
	(Dollars in Thousands)	
Deferred membership fee income	$ 88,213	$ 85,516
Employee compensation	65,040	78,889
Fixed asset accruals	31,281	25,511
Sales and use taxes, self-insurance reserves, rent, utilities, advertising and other	130,083	128,981
	$314,617	$318,897

The following table summarizes membership fee activity for each of the last three fiscal years:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
	(Dollars in Thousands)		
Deferred membership fee income, beginning of year	$ 85,516	$ 81,813	$ 80,950
Cash received from members	194,448	183,279	176,079
Revenue recognized in earnings	(190,678)	(179,571)	(175,121)
Membership activity attributable to closed clubs, net	(1,073)	(5)	(95)
Deferred membership fee income, end of year	$ 88,213	$ 85,516	$ 81,813

17. Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in Thousands except Per Share Amounts)			
Fiscal year ended January 29, 2011 (a):				
Net sales	$2,513,419	$2,685,798	$2,533,947	$2,899,783
Total revenues	2,571,818	2,748,327	2,595,279	2,961,815
Gross earnings (b)	274,358	298,077	275,124	332,666
Income from continuing operations	26,864	36,639	23,950	36,813
Net income	26,089	35,780	22,964	10,203
Income from continuing operations per common share, diluted	0.50	0.68	0.45	0.68
Net income per common share, diluted	0.49	0.67	0.43	0.19
Fiscal year ended January 30, 2010 (c):				
Net sales	$2,227,602	$2,473,964	$2,418,116	$2,701,230
Total revenues	2,282,240	2,532,356	2,476,024	2,759,977
Gross earnings (b)	246,460	277,111	262,628	313,624
Income from continuing operations	25,320	35,832	18,336	55,321
Net income	24,321	35,050	17,368	54,532
Income from continuing operations per common share, diluted	0.47	0.66	0.33	1.02
Net income per common share, diluted	0.45	0.64	0.32	1.00

a) In the fourth quarter of fiscal year ended January 29, 2011, net income included post-tax expense of $41.1 million, or $0.76 per diluted share, for charges related to club closures, restructuring, asset impairments and other (see Note 2). $25.8 million or $0.48 per diluted share, of these charges related to club closures and are recorded in discontinued operations (see Note 3).

b) Gross earnings equals total revenues less cost of sales, including buying and occupancy costs.

c) In the third quarter of fiscal year ended January 30, 2010, net income included post-tax expense of $6.9 million, or $0.13 per diluted share, for the wage and hour litigation settlement (see Note 6). In the fourth quarter, net income included a post-tax gain of $1.8 million, or $0.03 per diluted share, from a VISA/ Mastercard class action settlement and a post-tax gain of $1.7 million, or $0.03 per diluted share, on the reversal of a provision for credit card claims (see Note 6).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BJ's Wholesale Club, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of BJ's Wholesale Club, Inc. and its subsidiaries at January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 25, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BJ's management assessed the effectiveness of the Company's internal control over financial reporting as of January 29, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on its assessment, management concluded that, as of January 29, 2011, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of January 29, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 25, 2011

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of January 29, 2011. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of the Company's disclosure controls and procedures as of January 29, 2011, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective.

Management's report on the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and the independent registered public accounting firm's audit report are included in Item 8 of this Form 10-K and are incorporated herein by reference.

No change in the Company's internal control over financial reporting occurred during the quarter ended January 29, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company will file with the SEC a definitive Proxy Statement no later than 120 days after the close of its fiscal year ended January 29, 2011 (the "Proxy Statement"). The information required by this Item and not given in Item 4A, Executive Officers of the Registrant, is incorporated by reference from the Proxy Statement under "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Policies on Business Ethics and Conduct," "Audit Committee" and "Director Candidates."

Website Availability of Corporate and Other Documents

The following documents are available on the Corporate Governance section of the Company's website, www.bjs.com: corporate governance principles; charters of the Audit, Corporate Governance and Executive Compensation Committees; and the Statement on Commercial Bribery, Conflict of Interest and Business Ethics. Stockholders can also request a copy of any of these documents by writing to the Corporate Secretary, BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, MA 01581. The Company intends to post on its website all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, any provision of the Statement on Commercial Bribery, Conflict of Interest and Business Ethics.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference from the Proxy Statement under "Executive Compensation," "Compensation of Directors" and "Director Compensation Table."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference from the Proxy Statement under "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference from the Proxy Statement under "Policies and Procedures for Related Person Transactions," "Certain Transactions" and "Board Determination of Independence."

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference from the Proxy Statement under "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. Exhibits and Financial Statement Schedules

A. The Financial Statements filed as part of this report are listed and indexed on page 32. Schedules have been omitted because they are not applicable or the required information has been included elsewhere in this report.

B. Listed below are all Exhibits filed as part of this report.

Exhibit No.	Exhibit
3.1	Amended and Restated Certificate of Incorporation (1)
3.2	By-Laws, as amended (13)
4.1	Specimen Certificate of Common Stock, $.01 par value per share (3)
10.1	2008 Amended and Restated Management Incentive Plan, as amended* (6)
10.2	2008 Amended and Restated Growth Incentive Plan, as amended* (7)
10.3	BJ's Wholesale Club, Inc. Executive Retirement Plan* (5)
10.4	BJ's Wholesale Club, Inc. 1997 Stock Incentive Plan* (9)
10.4a	Form of Nonstatutory Stock Option Agreement granted under 1997 Stock Incentive Plan* (10)
10.4b	Form of Restricted Stock Agreement under 1997 Stock Incentive Plan* (10)
10.5	BJ's Wholesale Club, Inc. 2007 Stock Incentive Plan, as amended* (21)
10.5a	Form of Nonstatutory Stock Option Agreement under BJ's Wholesale Club, Inc. 2007 Stock Incentive Plan* (12)
10.5b	Form of Restricted Stock Agreement under BJ's Wholesale Club, Inc. 2007 Stock Incentive Plan* (12)
10.6	BJ's Wholesale Club, Inc. General Deferred Compensation Plan, 2008 Amendment and Restatement* (23)
10.7	Employment Agreement, dated as of April 4, 2007 with Herbert J Zarkin* (11)
10.7a	Change of Control Severance Agreement dated as of April 4, 2007 between Herbert J Zarkin and the Company* (11)
10.7b	Nonstatutory Stock Option Agreement granted under 1997 Stock Incentive Plan to Herbert J Zarkin on August 9, 2004* (10)
10.7c	Consulting Agreement dated as of May 25, 2010 with Herbert J Zarkin (23)
10.8	Employment Agreement, dated as of August 1, 2008 with Frank D. Forward* (17)
10.8a	Change of Control Severance Agreement dated as of April 4, 2007 between Frank D. Forward and the Company* (11)
10.8b	Addendum to Employment Agreement dated as of December 14, 2009 between Frank D. Forward and the Company* (19)
10.8c	Amendment to Change of Control Severance Agreement dated as of March 25, 2010 with Frank D. Forward* (22)
10.8d	2010 Addendum to Employment Agreement dated as of December 20, 2010 between Frank D. Forward and the Company*

Exhibit No.	Exhibit
10.8e	Separation Pay Agreement and General Release, dated January 5, 2011, between Frank D. Forward and the Company (24)
10.8f	Consulting Agreement, dated January 5, 2011, between Frank D. Forward and the Company (24)
10.9	Employment Agreement, dated as of April 3, 2007 with Thomas F. Gallagher* (15)
10.9a	Change of Control Severance Agreement dated as of April 3, 2007 between Thomas F. Gallagher and the Company* (15)
10.9b	Addendum to Employment Agreement dated as of December 21, 2009 between Thomas F. Gallagher and the Company*
10.9c	Amendment to Change of Control Severance Agreement dated as of March 25, 2010 with Thomas F. Gallagher* (22)
10.9d	2010 Addendum to Employment Agreement dated as of December 20, 2010 between Thomas F. Gallagher and the Company*
10.9e	Separation Pay Agreement and General Release, dated January 5, 2011, between Thomas F. Gallagher and the Company (24)
10.10	Amended and Restated Form of Change of Control Severance Agreement between the Company and certain officers of the Company* (4)
10.11	Form of Indemnification Agreement between the Company and officers of the Company* (2)
10.12	BJ's Wholesale Club, Inc. Change of Control Severance Benefit Plan for Key Employees, As Amended and Restated January 31, 2010*
10.12a	Amendment No. 1 to BJ's Wholesale Club, Inc. Change of Control Severance Benefit Plan for Key Employees dated as of March 24, 2011*
10.13	Credit Agreement, dated October 30, 2009, among the Company, Bank of America, N.A. as administrative agent and lender, and a group of other agents and lenders (14)
10.14	Indemnification Agreement dated as of April 18, 1997, between the Company and The TJX Companies, Inc. (3)
10.15	Summary of Company's Non-Employee Director Compensation* (18)
10.16	Employment Agreement, dated as of February 1, 2009 with Laura J. Sen* (18)
10.16a	Change of Control Severance Agreement dated as of February 1, 2009 with Laura J. Sen* (18)
10.16b	Addendum to Employment Agreement dated as of December 21, 2009 between Laura J. Sen and the Company*
10.16c	Amendment to Change of Control Severance Agreement dated as of March 25, 2010 with Laura J. Sen* (22)
10.16d	2010 Addendum to Employment Agreement dated as of December 20, 2010 between Laura J. Sen and the Company*
10.16e	Amendment No. 2 to Change of Control Severance Agreement dated as of March 24, 2011 with Laura J. Sen*
10.17	Employment Agreement, dated as of June 3, 2007 with Lon F. Povich* (16)
10.17a	Change of Control Severance Agreement dated as of June 1, 2007 with Lon F. Povich* (16)

Exhibit No.	Exhibit
10.17b	Addendum to Employment Agreement dated as of December 14, 2009 between Lon F. Povich and the Company* (19)
10.17c	Amendment to Change of Control Severance Agreement dated as of March 25, 2010 with Lon F. Povich* (22)
10.17d	2010 Addendum to Employment Agreement dated as of December 20, 2010 between Lon F. Povich and the Company*
10.17e	Amendment No. 2 to Change of Control Severance Agreement dated as of March 24, 2011 with Lon F. Povich*
10.18	Employment Agreement, dated as of January 15, 2008 with Christina M. Neppl-Totino* (20)
10.18a	Change of Control Severance Agreement dated as of January 15, 2008 with Christina M. Neppl-Totino* (20)
10.18b	Addendum to Employment Agreement dated as of December 18, 2009 between Christina M. Neppl-Totino and the Company*
10.18c	Amendment to Change of Control Severance Agreement dated as of March 25, 2010 with Christina M. Neppl-Totino* (22)
10.18d	2010 Addendum to Employment Agreement dated as of December 20, 2010 between Christina M. Neppl-Totino and the Company*
10.18e	Amendment No. 2 to Change of Control Severance Agreement dated as of March 24, 2011 with Christina M. Neppl-Totino*
10.19	Employment Agreement, dated as of January 30, 2011 with Robert W. Eddy*
10.19a	Change of Control Severance Agreement dated as of January 30, 2011 with Robert W. Eddy*
10.19b	Amendment No. 1 to Change of Control Severance Agreement dated as of March 24, 2011 with Robert W. Eddy*
10.20	Employment Agreement, dated as of January 30, 2011 with Cornel Catuna*
10.20a	Change of Control Severance Agreement dated as of January 30, 2011 with Cornel Catuna*
10.20b	Amendment No. 1 to Change of Control Severance Agreement dated as of March 24, 2011 with Cornel Catuna*
10.21	Employment Agreement, dated as of January 30, 2011 with Peter Amalfi*
10.21a	Change of Control Severance Agreement dated as of January 30, 2011 with Peter Amalfi*
10.21b	Amendment No. 1 to Change of Control Severance Agreement dated as of March 24, 2011 with Peter Amalfi*
21.1	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Principal Executive Officer-Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Principal Financial Officer-Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Exhibit
32.1	Principal Executive Officer-Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Principal Financial Officer-Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Calculation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase.**
101.LAB	XBRL Taxonomy Label Linkbase Document.**
101.PRE	XBRL Taxonomy Presentation Linkbase Document.**

* Management contract or other compensatory plan or arrangement.
** Submitted electronically herewith

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Income for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, (ii) Consolidated Balance Sheets as of January 29, 2011 and January 30, 2010, (iii) Consolidated Statements of Cash Flows for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009, (iv) Consolidated Statements of Stockholders' Equity for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009 and (v) Notes to Consolidated Financial Statements.

In accordance with Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-8 (Commission File No. 333-31015)
(2) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 26, 1997 (Commission File No. 001-13143)
(3) Incorporated herein by reference to the Company's Registration Statement on Form S-1 (Commission File No. 333-25511)
(4) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 1999 (Commission File No. 001-13143)
(5) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000 (Commission File No. 001-13143)
(6) Incorporated herein by reference to Appendix A of the Company's Definitive Proxy Statement as filed on April 15, 2009 (Commission File No. 001-13143)
(7) Incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement as filed on April 15, 2009 (Commission File No. 001-13143)
(8) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004 (Commission File No. 001-13143)
(9) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2004 (Commission File No. 001-13143)
(10) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2004 (Commission File No. 001-13143)

(11) Incorporated herein by reference to the Company's Current Report on Form 8-K/A filed on April 20, 2007 (Commission File No. 001-13143)

(12) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on May 31, 2007 (Commission File No. 001-13143)

(13) Incorporated herein by reference to the Company's Registration Statement on Form S-8 (Commission File No. 333-167071)

(14) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on November 4, 2009 (Commission File No. 001-13143)

(15) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2007 (Commission File No. 001-13143)

(16) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008 (Commission File No. 001-13143)

(17) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2008 (Commission File No. 001-13143)

(18) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (Commission File No. 001-13143)

(19) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on December 15, 2009 (Commission File No. 001-13143)

(20) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (Commission File No. 001-13143)

(21) Incorporated herein by reference to Appendix A of the Company's Definitive Proxy Statement as filed on April 16, 2010 (Commission File No. 001-13143)

(22) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2010 (Commission File No. 001-13143)

(23) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010 (Commission File No. 001-13143)

(24) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on January 7, 2011 (Commission File No. 001-13143)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BJ'S WHOLESALE CLUB, INC.

Dated: March 25, 2011

/s/ LAURA J. SEN
Laura J. Sen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ LAURA J. SEN
Laura J. Sen
President and Chief Executive Officer
(Principal Executive Officer)

/s/ ROBERT W. EDDY
Robert W. Eddy, Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ HERBERT J ZARKIN
Herbert J Zarkin
Chairman of the Board and Director

/s/ CHRISTINE COURNOYER
Christine Cournoyer, Director

/s/ PAUL DANOS
Paul Danos, Director

/s/ EDMOND J. ENGLISH
Edmond J. English, Director

/s/ HELEN FRAME PETERS
Helen Frame Peters, Director

/s/ THOMAS J. SHIELDS
Thomas J. Shields, Director

/s/ MICHAEL J. SHEEHAN
Michael J. Sheehan, Director

/s/ LEONARD A. SCHLESINGER
Leonard A. Schlesinger, Director

Dated: March 25, 2011

BJ's Wholesale Club, Inc.

25 Research Drive
Westborough, Massachusetts 01581

April 8, 2011

Dear Shareholder:

We invite you to attend our 2011 Annual Meeting of Shareholders on Thursday, May 26, 2011, at 11:00 a.m., Eastern Time, at the Doubletree Hotel, 5400 Computer Drive, Westborough, Massachusetts. At this meeting, you will be asked to elect three directors, to ratify the Audit Committee's selection of our independent registered public accounting firm, to approve an advisory vote on executive compensation as described in these materials, to act on an advisory vote on the frequency of future executive compensation advisory votes and to consider and vote upon a shareholder proposal as described in the accompanying Proxy Statement.

Please take your opportunity to vote. Your vote is important.

Sincerely,



Laura J. Sen
President and Chief Executive Officer



Herbert J Zarkin
Chairman of the Board

BJ's Wholesale Club, Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 26, 2011

The 2011 Annual Meeting of Shareholders of BJ's Wholesale Club, Inc. will be held at the Doubletree Hotel, 5400 Computer Drive, Westborough, Massachusetts, on Thursday, May 26, 2011, at 11:00 a.m., Eastern Time. At the meeting, shareholders will consider and vote on the following matters:

1. Election of three directors to serve until the 2014 Annual Meeting of Shareholders;
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending January 28, 2012;
3. An advisory vote on executive compensation;
4. An advisory vote on the frequency of future executive compensation advisory votes; and
5. Consideration of a shareholder proposal, if presented at the Annual Meeting, as described on pages 49 to 50 of the Proxy Statement.

The shareholders will also act on any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 28, 2011 may vote at the meeting.

By Order of the Board of Directors



Lon F. Povich
Secretary

Westborough, Massachusetts
April 8, 2011

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Shareholders' Meeting. We are mailing to our shareholders a notice of availability over the Internet of our proxy materials, rather than mailing a full paper set of the materials. The notice of availability contains instructions on how to access our proxy materials on the Internet, as well as instructions on obtaining a paper copy. All shareholders who do not receive such a notice of availability, including shareholders who have previously requested to receive a paper copy of the materials, will receive a full set of paper proxy materials by U.S. mail. We believe that this e-proxy process expedites shareholders' receipt of materials and lowers the cost and reduces the environmental impact of the annual meeting.

Voting by the Internet or telephone is fast and convenient, and your vote is immediately confirmed and tabulated. If you receive a paper copy of the proxy materials, you may also vote by completing, signing, dating and returning the accompanying proxy card in the enclosed return envelope furnished for that purpose. By using the Internet or telephone you help the Company reduce postage and proxy tabulation costs.

BJ's WHOLESALE CLUB, INC.

ANNUAL MEETING OF SHAREHOLDERS

May 26, 2011

PROXY STATEMENT

We are sending you this proxy statement because the Board of Directors of BJ's Wholesale Club, Inc. ("we," "our," "BJ's" or the "Company") is soliciting your proxy to vote your shares at the annual meeting of shareholders to be held at the Doubletree Hotel, 5400 Computer Drive, Westborough, Massachusetts, 11:00 a.m., Eastern Time, on May 26, 2011, and at any adjournment or adjournments of that meeting. You may obtain directions to the location of the annual meeting by contacting our Investor Relations Department, BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, Massachusetts 01581, telephone (774) 512-7400. A Notice of Internet Availability of Proxy Materials was first sent to shareholders and the accompanying notice of meeting, this Proxy Statement and the form of proxy are first being made available to shareholders on or about April 8, 2011.

Unless you give different instructions, shares represented by properly executed proxies will be voted FOR the election of the three director nominees set forth below, FOR the ratification of the selection of our independent registered public accounting firm, FOR the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in these materials, for a frequency of every THREE YEARS for future advisory votes on executive compensation and AGAINST the shareholder proposal described on pages 49 to 50 of this Proxy Statement, if presented at the Annual Meeting. You may revoke your proxy at any time before it is exercised by delivering a written revocation to the Secretary of BJ's at the address below, by delivering another proxy with a later date or by requesting at the meeting that your proxy be revoked.

Shareholders of record at the close of business on March 28, 2011, are entitled to vote at the meeting. Each share of BJ's common stock, par value $.01 ("common stock"), outstanding on the record date is entitled to one vote, other than shares owned directly or indirectly by BJ's. As of the close of business on March 28, 2011, there were outstanding and entitled to vote 53,691,377 shares of common stock.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 26, 2011

This proxy statement and the Annual Report of the Company for the fiscal year ended January 29, 2011 are available at http://bnymellon.mobular.net/bnymellon/bj.

To request a printed copy of the proxy statement, annual report and form of proxy relating to our future shareholder meetings, visit *www.bjsinvestor.com*, telephone: 866-991-1237 or send an email to *investor@bjs.com*.

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2011, as filed with the Securities and Exchange Commission (the "SEC"), except for exhibits, will be furnished without charge to any shareholder upon written or oral request to the Corporate Secretary at the Company's address, which is BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, Massachusetts 01581. Exhibits will be provided upon written request and payment of an appropriate processing fee.

Fiscal year references apply to the Company's fiscal year that ends on the Saturday closest to January 31 of the following year. For example, the fiscal year ended January 29, 2011 is referred to as 2010 or fiscal 2010.

Vote Required

The representation in person or by proxy of at least a majority of the shares of common stock issued, outstanding and entitled to vote at the annual meeting is necessary to establish a quorum for the transaction of business. If a quorum is not present, the meeting will be adjourned until a quorum is obtained. For purposes of determining the presence or absence of a quorum, abstentions and broker non-votes (where a broker or nominee does not exercise discretionary authority to vote on a proposal) will be counted as present.

If a quorum is present at the annual meeting, the vote required to adopt each of the five scheduled proposals will be as follows:

Election of Directors. Under the Company's by-laws, since the election of directors at the annual meeting is not a contested election meeting (as defined in the by-laws), a nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee. Abstentions and broker non-votes will not be counted as a vote for or against a nominee, and therefore, will have no effect on the outcome of the election. For additional information regarding an incumbent director failing to obtain the required vote for reelection in an uncontested election, see "Policy Regarding Holdover Directors" below.

Ratification of Registered Public Accounting Firm, Advisory Vote on Executive Compensation, Frequency of Advisory Vote on Executive Compensation and Shareholder Proposal. Under the Company's by-laws, a majority of the votes properly cast upon each of these proposals. Shares which abstain from voting on these proposals and broker non-votes will not be counted as votes in favor of such proposals and will also not be counted as votes cast. Accordingly, abstentions and broker non-votes will have no effect on the outcome of these proposals.

Under New York Stock Exchange ("NYSE") rules, brokers do not have discretionary authority to vote on election of directors, the advisory vote on executive compensation, the frequency of the advisory vote on executive compensation or the shareholder proposal.

Electronic Voting

Any shareholder who owns shares of common stock of record may authorize the voting of its shares over the Internet at *www.proxyvoting.com/bj*, or by telephone by calling 1-866-540-5760, 24 hours a day, 7 days a week, and, if you receive a paper copy of the proxy materials, by following the instructions on the enclosed proxy card. If you vote by any of the available methods, your shares will be voted at the meeting in accordance with your instructions. If you vote electronically or sign and return the proxy card but do not give any instructions on some or all of the proposals, your shares will be voted by the persons named in the proxy card on all uninstructed proposals in accordance with the recommendations of the Board of Directors. Authorizations submitted over the Internet or by telephone must be received by 5:00 p.m., Eastern Time, on May 25, 2011.

In addition to mailing the Notice of Internet Availability of Proxy Materials to shareholders, the Company has asked banks and brokers to forward copies of the Notice of Internet Availability of Proxy Materials, and upon request, paper copies of the proxy materials, to persons for whom they hold stock of the Company and to request authority for execution of the proxies. As indicated on the form or other documentation provided by your bank or broker, you may have the choice of voting your shares electronically or by telephone. Please follow the instructions on the form you received from your bank or broker.

Participants in BJ's Wholesale Club, Inc. 401(k) Savings Plans

If you participate in either the BJ's Wholesale Club, Inc. 401(k) Savings Plan for Salaried Employees or the BJ's Wholesale Club, Inc. 401(k) Savings Plan for Hourly Employees and hold Company stock in your account, you may vote an amount of shares of common stock equivalent to the interest in the Company's common stock credited to your account as of the record date. Fidelity Management Trust Company ("Fidelity") will have the Notice of Internet Availability of Proxy Materials sent to you so that you may authorize the voting of these shares over the Internet of by telephone by following the instructions provided on the Notice of Internet Availability. If you request paper copies of the proxy materials, a proxy card will be sent to you that you may use to direct Fidelity to vote your shares on your behalf. The proxy card should be signed and returned in the provided envelope to BNY Mellon, the Company's transfer agent and registrar. BNY Mellon will notify only Fidelity of the manner in which you have voted your shares. Fidelity will vote the shares in the manner authorized over the Internet or by telephone or as directed on the proxy card. If BNY Mellon does not receive the authorization of the voting of your shares over the Internet or by telephone or a signed proxy card from you by 5:00 p.m., Eastern Time, on May 20, 2011, there can be no assurance that Fidelity will be able to follow your instructions. If you fail to timely submit your instructions to BNY Mellon, Fidelity will vote your shares of common stock held in the BJ's Common Stock Fund as of the record date in the same manner, proportionally, as it votes the other shares of common stock for which proper and timely voting instructions of other plan participants have been received by Fidelity.

PROPOSAL ONE

ELECTION OF DIRECTORS

BJ's Amended and Restated Certificate of Incorporation and by-laws provide for the classification of the Board of Directors into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. Currently, the number of directors is fixed at nine. Your proxy will be voted to elect the three nominees named below, unless otherwise instructed, as directors for a term of three years expiring at the 2014 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified.

The three nominees, each of whom currently serves as a director of the Company, have indicated their willingness to serve, if elected. If a nominee becomes unavailable, your proxy will be voted either for another nominee proposed by the Board of Directors or a lesser number of directors as proposed by the Board of Directors. As required by our corporate governance guidelines as described under "Policy Regarding Holdover Directors" on page 12, each nominee for director has tendered an irrevocable resignation that will become effective if he fails to receive the required vote in an uncontested election at the annual meeting and the Board accepts the tendered resignation.

No director or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE THREE NOMINEES FOR ELECTION AS DIRECTORS

Set forth below is information about each of our directors, including the nominees for election at this year's annual meeting. The information presented includes each director's and nominee's principal occupation and business experience for the past five years and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. The information presented below regarding the specific experience, qualifications, attributes and skills of each director and nominee led our Corporate Governance Committee and our Board to conclude that he or she should serve as a director.

Nominees for Election—Terms Expiring in 2014

Paul Danos, Ph.D., 68, has been a director of BJ's since May 2004. Dr. Danos is the Dean of the Tuck School of Business at Dartmouth College, a position he has held since 1995. A CPA since 1974, Dr. Danos specializes in financial accounting as part of his position as the Laurence F. Whittemore Professor of Business Administration at the Tuck School of Business. Dr. Danos is also a director of General Mills, Inc. and is on its Audit Committee. Dr. Danos is a member of BJ's Audit Committee and Chair of BJ's Corporate Governance Committee. The Board concluded that Dr. Danos is well suited to serve as a director of the Company because of his finance and accounting experience, as well as the business leadership skills he acquired during his career as President of a leading business school and his service on the Board of General Mills.

Laura J. Sen, 54, has been a director of BJ's since January 2008 and served as BJ's President and Chief Operating Officer from January 2008 to February 2009, and President and Chief Executive Officer since February 2009. Ms. Sen served as BJ's Executive Vice President of Merchandising and Logistics from January 2007 to her promotion in January 2008, and held the same position from 1997 to March 2003. From March 2003 to December 2006, Ms. Sen was the Principal of Sen Retail Consulting, advising companies in the retail sector in the areas of merchandising and logistics. In total, Ms. Sen has 30 years experience in mass retailing. Ms. Sen is a member of BJ's Executive, Finance and Information Technology Committees. The Board concluded that Ms. Sen is well suited to serve as a director of the Company because of her knowledge of BJ's business, as well as the experience she has acquired during her 30 years in the mass retailing industry.

Michael J. Sheehan, 50, has been a director of BJ's since March 2008. Mr. Sheehan has been Chief Executive Officer of Hill, Holliday, Connors, Cosmopulos Inc., a marketing communications agency, since April 2003 and served as President of Hill Holliday from July 2000 to January 2007. He was employed by Hill Holliday from 1994 through 1999 in various creative director positions. Mr. Sheehan is a member of BJ's Corporate Governance and Executive Committee and Chair of BJ's Executive Compensation Committee. The Board concluded that Mr. Sheehan is well suited to serve as a director of the Company because of his demonstrated business leadership skills as President and CEO of Hill Holliday and because of his insight into consumer marketing. Understanding consumer behavior is a driving force behind the ongoing success of BJ's in member acquisition and retention.

Incumbent Directors—Terms Expiring in 2013

Leonard A. Schlesinger, 58, has been a director of BJ's since September 2009. Mr. Schlesinger is President of Babson College, a position he has held since 2008. Prior to assuming the presidency at Babson, from 1999 to 2007, Mr. Schlesinger was Vice Chairman and Chief Operating Officer of Limited Brands, Inc. where he was responsible for overseeing operations for Express, Limited Stores, Victoria's Secret, Bath and Body Works, C.O. Bigelow, Henri Bendel and the White Barn Candle Company. He held a number of other executive positions at the Limited, and prior to that was an executive at Au Bon Pain Co. Mr. Schlesinger's academic career includes 20 years at Harvard Business School in a variety of positions and as a faculty member and administrator at Brown University. Mr. Schlesinger is the author, coauthor or coeditor of nine books. Mr. Schlesinger served on the Board of Directors of Beth Israel Deaconess Medical Center (from October 2008 to September 2009), Borders Group, Inc. (from 1995 to 2009), Pegasystems, Inc. (from 1997 to 1999), General Cinema Corporation (from 1997 to 1999) and Limited Brands (from 1995 to 2007). Mr. Schlesinger is a member of BJ's Executive Compensation and Information Technology Committees. The Board concluded that Mr. Schlesinger is well suited to serve as a director of the Company because of his knowledge and experience in the retail industry, as well as the business leadership and industry skills and knowledge he acquired during his 20 year career at leading universities.

Thomas J. Shields, 64, has been a director of BJ's since July 1997 and presiding director since 2005. He was a director of Waban Inc., BJ's former parent company, from June 1992 to July 1997. He has served as Managing Director of Shields & Company, Inc., a Boston-based investment banking firm, since 1991. Mr. Shields is also a director of Clean Harbors, Inc., a leading provider of environmental, energy and industrial services in North America and a NYSE listed company. Mr. Shields is Chair of BJ's Audit Committee and a member of BJ's Executive, Finance and Corporate Governance Committees. The Board concluded that Mr. Shields is well suited to serve as a director of the Company because of his knowledge and experience in the finance and investment banking industries, as well as the knowledge and experience he has acquired during his 13 years as a director of the Company.

Herbert J Zarkin, 72, has been a director of BJ's since November 1996 and served as Chairman of the Board of Directors of the Company from July 1997 to May 2010 and non-executive Chairman of the Board of Directors since May 2010. From May 2010, Mr. Zarkin has served as a consultant to the CEO and senior management of BJ's. Mr. Zarkin served as BJ's Chief Executive Officer from February 2007 to December 2008. From February 2007 to January 2008, Mr. Zarkin also served as President of BJ's, and from November 2006 to February 2007, Mr. Zarkin was Interim Chief Executive Officer. From July 1997 to June 2002, Mr. Zarkin was Chairman of House2Home, Inc., the surviving company of a merger in September 2001 with HomeBase, Inc., formerly known as Waban, Inc., and was President and Chief Executive Officer of House2Home from March 2000 to September 2001. House2Home filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on November 7, 2001. Mr. Zarkin was a director, President and Chief Executive Officer of Waban Inc., from May 1993 to July 1997. Mr. Zarkin is Chair of BJ's Executive Committee and a member of the Finance Committee. The retirement policy in our corporate governance guidelines provides that directors will not be nominated for election to the Board after their 70th birthday unless the full Board, upon the recommendation of the Corporate Governance Committee, decides otherwise under special circumstances. In Mr. Zarkin's case, the Board concluded, upon the recommendation of the Corporate Governance Committee, that Mr. Zarkin is well suited to continue to serve as a director of the Company because of the extensive understanding and knowledge of BJ's business he has acquired during his long association with the Company. Mr. Zarkin has demonstrated his leadership ability and his commitment to our Company since he was elected a director in 1996.

Incumbent Directors—Terms Expiring in 2012

Christine M. Cournoyer, 59, has been a director of BJ's since December 2008. Ms. Cournoyer has been President and Chief Operating Officer of Picis, Inc., a provider of information systems that enables delivery of results in the acute care areas of hospitals, since April 2006. From February 2005 to April 2006, Ms. Cournoyer was a Managing Director of Harte Hanks Inc., a marketing company. Prior to joining Harte Hanks, from 2004 to 2005, Ms. Cournoyer served as a consultant to the information technology industry and from April 2002 to July 2003, Ms. Cournoyer was President and Chief Operating Officer of Lightbridge, Inc. Ms. Cournoyer served on the Board of Directors of Stride Rite Corporation from 2001 to 2007 and on the Board of Directors of GTECH Corporation from 2003-2006. Ms. Cournoyer is a member of BJ's Executive Compensation Committee and is the Chair of the BJ's Information Technology Committee. The Board concluded that Ms. Cournoyer is well suited to serve as a director of the Company because of her knowledge and experience in the information technology industry, experience which is relevant to the Company's Information Technology ("IT") initiatives to upgrade the Company's computer systems, as well as her experience serving as a director on the Board of other publicly traded companies.

Edmond J. English, 56, has been a director of BJ's since September 2006. Mr. English has been Chief Executive Officer of Bob's Discount Furniture, a retail furniture chain focused on markets in New England, since December 2006. Prior to joining Bob's, Mr. English was Chief Executive Officer from 2000 and President from 1999 of The TJX Companies, Inc., an off-price apparel and home furnishings retailer, until September 2005. He had been employed by TJX in a variety of executive positions since 1983. Mr. English served on the Board of Directors of TJX from 1999 to 2005. Mr. English is a director of Citizens Financial Group. Mr. English is a member of BJ's Audit, Executive Compensation and Information Technology Committees. The Board concluded that Mr. English is well suited to serve as a director of the Company because of his twenty-five years of experience in the retail industry.

Helen Frame Peters, Ph.D., 63, has been a director of BJ's since May 2004. Dr. Peters currently is a professor of finance at Boston College. From August 2000 to May 2003, she served as Dean of the Carroll School of Management at Boston College. Prior to joining Boston College, from 1998 to 1999, Dr. Peters was Chief Investment Officer of the Global Bond Group of Scudder Kemper Investments in Boston, Massachusetts. Dr. Peters was a Trustee of StreetTracks Funds for State Street Global Advisors from 2000 to 2009. Dr. Peters is Chair of BJ's Finance Committee and a member of the Audit Committee. The Board concluded that Dr. Peters is well suited to serve as a director of the Company because of her finance experience, as well as the business leadership and industry skills she acquired during her career at a leading university and financial institution.

CORPORATE GOVERNANCE

Our Board of Directors believes that good corporate governance practices are important to ensure that BJ's is managed for the long-term benefit of its shareholders. The Board of Directors recognizes that maintaining and ensuring good corporate governance is a continuous process and that the long-term interests of shareholders are advanced by responsibly considering the concerns of other stakeholders and interested parties, including employees/team members, members/customers, suppliers, the communities in which BJ's does business, and the public at large. This section describes key corporate governance principles and practices adopted by BJ's. Complete copies of the corporate governance principles, charters of the Audit, Corporate Governance and Executive Compensation Committees and the Statement on Commercial Bribery, Conflict of Interest and Business Ethics described below are available on the Investor Relations section of our website, *www.bjsinvestor.com*. The Company may also disclose the following on our website, *www.bjsinvestor.com:*

- the identity of the presiding director at meetings of non-management or independent directors;

- the method for interested parties to communicate directly with the presiding director or with non-management or independent directors as a group;
- the identity of any member of the Company's audit committee who also serves on the audit committees of more than three public companies and a determination by the Board that such simultaneous service will not impair the ability of such member to effectively serve on the Company's audit committee; and
- contributions by the Company to a tax exempt organization in which any non-management or independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million or 2% of such tax exempt organization's consolidated gross revenues.

Corporate Governance Principles

The Board has adopted corporate governance principles to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of BJ's and its shareholders. These principles, which, along with the charters and key practices of the Board's committees, provide a framework for the governance of BJ's, include that:

- the role of the Board is to oversee the management and governance of the Company;
- a majority of the members of the Board shall be independent directors;
- the non-management directors meet at least twice annually in executive session;
- directors have complete access to management and may, at any time, hire independent advisors;
- new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and
- at least annually, the Board and its committees conduct a self-evaluation to determine whether they are functioning effectively.

Board Determination of Independence

Under applicable NYSE rules, a director of BJ's will only qualify as "independent" if the Board of Directors affirmatively determines that he or she has no material relationship with BJ's (either directly or as a partner, shareholder or officer of an organization that has a relationship with BJ's). The Board of Directors has established guidelines to assist it in determining whether a director has a material relationship with BJ's. Under these guidelines, a director will be considered to have a material relationship with BJ's if he or she is not independent under Section 303A.02(b) of the NYSE Listed Company Manual or if he or she:

- is an executive officer of another company which is indebted to BJ's, or to which BJ's is indebted, and the total amount of either company's indebtedness to the other is more than 1% of the total consolidated assets of the company for which he or she serves as an executive officer; or
- serves as an officer, director or trustee of a tax exempt organization and BJ's discretionary charitable contributions to such organization are more than the greater of $1 million or 2% of that organization's consolidated gross revenues.

Ownership of a significant amount of BJ's common stock, by itself, does not constitute a material relationship.

For relationships not covered by the guidelines set forth above, the determination of whether a material relationship exists is made by the other members of the Board of Directors who are independent.

The Board of Directors has determined that none of Messrs. English, Schlesinger, Sheehan, or Shields, Ms. Cournoyer or Drs. Danos or Peters has a material relationship with BJ's and that each of these directors is "independent" as determined under Section 303A.02 of the NYSE Listed Company Manual. No transactions, relationships or arrangements, other than those disclosed in the "Certain Transactions" section of this proxy statement (see page 17), were considered by the Board in making its determination of director independence.

The Board of Directors has determined that all of the members of each of the Board's Audit, Corporate Governance and Executive Compensation Committees are independent as defined under the rules of the NYSE, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, S. James Coppersmith, who was Chair of our Executive Compensation Committee and a member of the Audit, Corporate Governance and Executive Committees until his retirement as a director on May 25, 2010, was also independent and had no material relationship with BJ's under these standards.

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer have historically been separated at BJ's, except for a brief period of time when Mr. Zarkin held the positions of Chairman of the Board and Chief Executive Officer (from February 2007 to December 2008) and Interim Chief Executive Officer (from November 2006 to February 2007). Ms. Sen has held the position of Chief Executive Officer since February 2009. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The Board recognizes the time, effort, and energy that the Chief Executive Officer is required to devote to her position in the current business environment, as well as the time, effort and energy that the Chairman is required to devote to helping the Board fulfill its oversight function and other responsibilities. While our bylaws and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separately held, the Board believes that separating these positions is the appropriate leadership structure for the company at this time. Our corporate governance principles require that the independent directors elect from among the independent directors a person to serve as presiding director if the Chairman of the Board is not an independent director. As Mr. Zarkin is not an independent director, Mr. Shields has been elected the presiding director. The presiding director chairs meetings of the independent directors and undertakes such other responsibilities as the independent directors designate from time to time.

Board's Role in Risk Oversight

Our Board oversees our risk management processes directly and through its committees. Our management is responsible for risk management on a day-to-day basis. The role of our Board and its committees is to oversee the risk management activities of management. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and, in accordance with NYSE requirements, discusses policies with respect to risk assessment and risk management. Risk assessment reports are regularly provided by management to the Audit Committee. The Executive Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance. The Information Technology Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with overall information technology security, risk, internal controls, business continuity and disaster recovery.

The Board of Directors and its Committees

The Board of Directors has established six standing committees of the Board—Audit, Corporate Governance, Executive, Executive Compensation, Finance and Information Technology—each of which operates under a charter that has been approved by the Board.

Audit Committee. The Audit Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the qualifications and independence of the Company's independent registered public accounting firm;
- overseeing the work of the Company's independent registered public accounting firm, including through the receipt and consideration of reports from the independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm the Company's annual and quarterly financial statements and related disclosures;
- monitoring the Company's internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- overseeing the Company's internal audit function;
- discussing the Company's fraud, risk assessment and risk management policies;
- establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with the Company's internal auditing staff, independent registered public accounting firm and management;
- reviewing and approving or ratifying any related person transactions; and
- preparing the Audit Committee report required by SEC rules (which is included on pages 50-51 of this proxy statement).

The current members of the Audit Committee are Thomas J. Shields (Chair), Paul Danos, Edmond J. English and Helen Frame Peters. The Audit Committee held seven meetings during 2010 and took action by written consent once.

The Board of Directors has determined that each of Paul Danos, Edmond J. English, Helen Frame Peters and Thomas J. Shields is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. For information regarding relevant experience, see the biographical information above.

Corporate Governance Committee. The Corporate Governance Committee's responsibilities include:

- identifying individuals qualified to become Board members;
- recommending to the Board the persons to be nominated for election as directors;
- reviewing the new director orientation program;
- reviewing and recommending changes to director compensation;
- monitoring the Company's social responsibility programs and corporate citizenship;
- developing and recommending to the Board corporate governance principles and monitoring compliance with such principles; and
- overseeing an annual evaluation of the Board, including a review of committee structure and committee charters.

The current members of the Corporate Governance Committee are Paul Danos (Chair), Thomas J. Shields and Michael J. Sheehan. The Corporate Governance Committee held four meetings during 2010.

The processes and procedures followed by the Corporate Governance Committee in identifying and evaluating director candidates are described below (see pages 11 to 12) under the heading "Director Candidates."

Executive Compensation Committee. The Executive Compensation Committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to the CEO's compensation;
- overseeing an evaluation of the Company's CEO;
- determining the CEO's compensation;
- establishing and overseeing the process for the evaluation of the Company's other executive officers and certain other executives;
- reviewing and approving the compensation of the Company's other executive officers and certain other executives;
- reviewing and making recommendations to the Board with respect to compensation and benefits policies and changes in those policies;
- reviewing and making recommendations to the Board with respect to management succession planning;
- overseeing and administering the Company's cash and equity incentive plans;
- reviewing and discussing annually with management our "Compensation Discussion and Analysis," which is included beginning on page 21 of this proxy statement; and
- preparing the executive compensation committee report required by SEC rules, which is included on pages 34-35 of this proxy statement.

The processes and procedures followed by our Executive Compensation Committee in considering and determining executive compensation, including the use of consultants and other outside advisors, are described in "Compensation Discussion and Analysis" beginning on page 21 below.

The current members of the Executive Compensation Committee are Michael J. Sheehan (Chair), Christine M. Cournoyer, Edmond J. English and Leonard A. Schlesinger. The Executive Compensation Committee held six meetings in 2010.

Other Committees

The Board of Directors also has an Executive Committee which has authority to act for the Board on most matters during intervals between meetings of the Board. The current members of the Executive Committee are Herbert J Zarkin (Chair), Laura J. Sen and Thomas J. Shields. The Executive Committee did not meet during 2010.

The Board of Directors has a Finance Committee which reviews with management and advises the Board with respect to the Company's finances, including exploring methods of meeting the Company's financing requirements and planning the Company's capital structure. The current members of the Finance Committee are Helen Frame Peters (Chair), Laura J. Sen, Thomas J. Shields and Herbert J Zarkin. The Finance Committee held two meetings during 2010.

The Board of Directors has an Information Technology Committee which reviews with management and advises the Board with respect to the Company's comprehensive IT strategic plan, related projects and technology architecture decisions; reviews the Company's IT investments and assesses whether the Company's IT programs effectively support the Company's business objectives and strategies. The current members of the Information Technology Committee are Christine M. Cournoyer (Chair), Edmund J. English, Leonard A. Schlesinger and Laura J. Sen. The Information Technology Committee held six meetings during 2010.

Board and Shareholder Meetings and Attendance

The Board of Directors held twelve meetings during 2010. Each director attended at least 75% of the aggregate of the number of Board meetings and the number of meetings held by all committees on which he or she then served.

Our Corporate Governance Principles provide that directors are expected to attend the annual meeting of shareholders. All directors at the time attended the 2010 Annual Meeting of Shareholders.

Director Candidates

The process followed by the Corporate Governance Committee to identify and evaluate director candidates includes making requests to Board members and others for recommendations, retaining executive search firms to identify qualified candidates, meeting as needed to evaluate biographical information and background material relating to potential candidates and interviewing selected candidates.

In considering whether to recommend any particular candidate for inclusion in the Board's slate of recommended director nominees, the Corporate Governance Committee applies the criteria set forth in BJ's Corporate Governance Principles. Under these criteria, a candidate should have substantial, relevant experience; a willingness to devote sufficient time to carrying out his or her duties and responsibilities effectively; and high personal and professional ethics, integrity and values. The Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The Corporate Governance Committee does not have a formal or informal policy with respect to diversity; however, the Board and the Corporate Governance Committee believe that it is essential that Board members represent diverse viewpoints. In seeking a diverse group of business leaders to serve on the Board, the Board considered the following: knowledge and understanding of the retail industry, finance and accounting experience, leadership ability, commitment to the Company and previous Board service.

Shareholders may recommend individuals to the Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials, and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of the Company's common stock for at least a year as of the date such recommendation is made, to the Corporate Governance Committee, c/o General Counsel, BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, Massachusetts 01581. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the Board determines to nominate a shareholder-recommended candidate and recommends his or her election, then his or her name will be included in the proxy for the next annual meeting of shareholders.

Shareholders also have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Corporate Governance Committee or the Board, by following the procedures set forth under "Shareholder Proposals" on page 53. Except as required by law, candidates nominated by shareholders in accordance with the procedures set forth in the Company's by-laws will not be included in the proxy solicited by the Board for the next annual meeting of shareholders.

Policy Regarding Holdover Directors

As a condition to being nominated by the Board for re-election as a director, the Company's Corporate Governance Principles require each incumbent nominee to deliver to the Company an irrevocable resignation that will become effective if: (1) in the case of an uncontested election (as defined in the Principles), such nominee does not receive a greater number of votes "for" his or her election than votes "against" (with abstentions, broker non-votes and withheld votes not counted as a vote "for" or "against" such nominee's election) and (2) the Board, in accordance with the procedures summarized below, determines to accept such resignation.

In the case of an uncontested election, if a nominee who is an incumbent director does not receive the required vote, the Corporate Governance Committee, or in specified situations another committee consisting of independent directors, will evaluate the best interests of BJ's and its shareholders and recommend to the Board the action to be taken with respect to such resignation. In reaching its recommendation, the committee will consider all factors it deems relevant, which may include:

- any stated reasons why shareholders voted against such director;
- any alternatives for curing the underlying cause of the votes against such director;
- the total number of shares voting and the number of broker non-votes;
- the director's tenure;
- the director's qualifications;
- the director's past and expected future contributions to BJ's; and
- the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable SEC or NYSE requirements.

The Board will act on the committee's recommendation, and in doing so, will consider all of the factors considered by the committee and such additional factors as it deems relevant. The committee and Board actions will be completed within 90 days following certification of the shareholder vote.

An incumbent director who fails to receive the required vote in an uncontested election and who has tendered his or her resignation pursuant to this provision shall remain active and engaged in Board activities while the committee and the Board decide whether to accept or reject his or her resignation. However, it is expected that such incumbent director will not participate in any proceedings by the committee or the Board regarding whether to accept or reject his or her resignation.

Following the Board's determination, the Company will promptly publicly disclose the Board's decision of whether or not to accept the resignation and an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the resignation.

If the Board accepts a nominee's resignation, then the Board may fill the resulting vacancy or decrease the size of the Board.

Communicating with the Independent Directors

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties and will respond if and as appropriate. All communications from shareholders and other interested parties will be reviewed by the Company's General Counsel and if such communications are relevant to the Company's operations, policies and philosophies, such communications will be forwarded to the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee, with the assistance of our General Counsel, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the other directors as the General Counsel considers appropriate.

Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chair of the Corporate Governance Committee considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters that are the subject of repetitive communications.

Shareholders who wish to send communications on any topic to the Board should address such communications to the Board of Directors, c/o General Counsel, BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, Massachusetts 01581.

Compensation of Directors

Directors who are also employees of BJ's receive no additional compensation for their services as directors. Non-employee directors are paid an annual retainer of $40,000 and fees of $2,500 for each Board meeting attended, $1,000 for each Committee meeting attended and $1,000 for each telephone meeting attended. In addition, the Chair of the Audit Committee, the Chair of the Executive Compensation Committee and the Chair of the Information Technology Committee are each paid $10,000 per annum for their services. The Chair of the Corporate Governance Committee, the Chair of the Finance Committee and the presiding director are each paid $5,000 per annum for their services. Other members of the Audit Committee, the Corporate Governance Committee, the Executive Compensation Committee, the Finance Committee and Information Technology are each paid $2,500 per annum for their services on any committee. All directors (other than Mr. Zarkin) are reimbursed for their expenses related to attending meetings. BJ's management and the Corporate Governance Committee periodically review the compensation of directors and recommend changes to the full Board of Directors.

In his role as the non-executive Chairman of the Board, Mr. Zarkin is paid an annual cash retainer of $250,000 per year, is eligible for up to $150,000 annually in air transportation expenses for travel to and from Board meetings and related Company business and receives the same equity awards as all other non-employee directors. In recognition of additional travel expenses expected to be reasonably incurred by Mr. Zarkin during the period from May 25, 2010 through May 25, 2011, the Board increased the amount for which Mr. Zarkin is eligible for air transportation expenses to $400,000 for this period. He is not eligible for committee membership or meeting fees. In addition, he serves as a consultant to the CEO and senior management. In that role Mr. Zarkin provides advice as to the on-going transition of the CEO; offers input to the CEO on setting the strategic direction of the business and establishing current and long range objectives for the senior leadership team; and serves as a resource for the CEO on, among other topics: executive compensation, succession planning, real estate acquisition strategy and communication with shareholders. His compensation for these services as a consultant is $575,000 per year for the remaining two years of the agreement.

BJ's 2007 Stock Incentive Plan provides for the automatic grant of non-statutory stock options to members of the Board of Directors who are not BJ's employees. On the commencement of service on the Board, each non-employee director receives a stock option to purchase 10,000 shares, subject to adjustment for changes in capitalization. In addition, on the date of each annual meeting of shareholders, each non-employee director who is both serving as a director immediately before and immediately after such meeting receives a non-statutory stock option to purchase 5,000 shares of common stock, subject to adjustment for changes in capitalization. The options granted to directors have an exercise price equal to the closing price of our common stock on the date of grant. However, a non-employee director will not receive an annual option grant unless he or she has served on the Board for at least six months. Options automatically granted to non-employee directors vest on a cumulative basis as to one-third of the shares on the first day of the month of each of the first three anniversaries of the date of grant provided that the person is still serving on the Board and such options expire on the earlier of 10 years from the date of the grant or one year following cessation of service on the Board. However, no additional vesting will take place after the non-employee director ceases to serve as a director. The Board may provide for accelerated vesting in the case of death, disability, attainment of mandatory retirement age or retirement following at least 10 years of service on the Board. The Board can increase or decrease the number of shares subject to options granted to non-employee directors and can issue stock appreciation rights, restricted stock, restricted stock units or other stock-based awards in lieu of some or all of the options otherwise issuable, in each case subject to the overall limit on the number of shares issuable to non-employee directors that is contained in the 2007 Stock Incentive Plan.

In lieu of an annual stock option grant for 2010, 2011 and 2012 on May 25, 2010, the date of the 2010 Annual Meeting of Shareholders, each then serving non-employee director received a grant of 7,500 shares of restricted stock. The grant date value of each share was $38.04, which was equal to the closing price of our common stock on the date of the grant. One third of such shares will vest on each of the first three anniversaries of the date of grant (or, if earlier in any year, on the date of the Company's annual meeting of shareholders for such year) provided the person is still serving on the Board. The restricted stock will become fully vested upon a change of control (as defined in the 2007 Stock Incentive Plan).

DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by BJ's to non-employee directors in fiscal 2010. Mr. Coppersmith retired as director on May 25, 2010 and is serving as a consultant to the Company through May 25, 2013. Mr. Zarkin served as non-executive chairman of the board effective May 25, 2010 and is not eligible for committee membership or meeting fees. Prior to that date, Mr. Zarkin served as a director and executive officer of BJ's. See page 13 for a discussion of Mr. Zarkin's compensation in his role as non-executive chairman and consultant.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)(4)
S. James Coppersmith	31,876	—	—	34,140	66,016
Christine M. Cournoyer	86,500	285,300	—	—	371,800
Paul Danos	84,500	285,300	—	—	369,800
Edmond J. English	90,500	285,300	—	—	375,800
Helen Frame Peters	83,500	285,300	—	—	368,800
Leonard A. Schlesinger	81,000	285,300	—	—	366,300
Michael J. Sheehan	89,993	285,300	—	—	375,293
Thomas J. Shields	99,000	285,300	—	—	384,300
Herbert J Zarkin	166,667	285,300	—	399,956	851,923

(1) The value reflected in this column is the aggregate grant date fair value of restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. These amounts do not reflect any estimate of forfeitures related to service-based vesting. Instead, it assumes that the director will perform requisite service to vest in the restricted stock awards. As of January 29, 2011, Ms. Cournoyer, Mr. English, Dr. Peters, Mr. Schlesinger, Mr. Sheehan and Mr. Zarkin each had 7,500 restricted shares outstanding. Dr. Danos had 14,100 restricted shares outstanding and Mr. Shields had 9,700 restricted shares outstanding. Mr. Coppersmith had no restricted shares outstanding.

(2) No stock options were granted in 2010 to non-employee directors. As of January 29, 2011, each non-employee director had the following aggregate number of stock options outstanding: Mr. Coppersmith, 5,000; Ms. Cournoyer, 10,000; Mr. Danos, 20,000; Mr. English, 10,000; Dr. Peters, 20,000; Mr. Schlesinger, 10,000; Mr. Sheehan, 10,000; and Mr. Shields, 27,500. Mr. Zarkin had no stock options outstanding.

(3) The amounts in this column represent the fees earned by Mr. Coppersmith and Mr. Zarkin under their consulting agreements with the Company. Mr. Zarkin's amount includes $16,600 of air transportation expenses. Mr. Zarkin retired as an executive officer of BJ's on May 25, 2010. Mr. Zarkin's compensation as an executive officer from the beginning of fiscal 2010 until May 25, 2010, which was approved by the Executive Compensation Committee, is not included in this table.

(4) Dr. Danos and Mr. Sheehan deferred the receipt of all fees they earned as directors in fiscal 2010 under our General Deferred Compensation Plan. Dr. Danos has also deferred 6,600 of his restricted shares and Mr. Shields has deferred 2,200 of his restricted shares.

Policies on Business Ethics and Conduct

All of BJ's employees, including its Chief Executive Officer and Chief Financial Officer, as well as the directors, are required to abide by the Company's Statement on Commercial Bribery, Conflict of Interest and Business Ethics ("Code of Conduct"), which is intended to help ensure that BJ's business is conducted in a consistently legal and ethical manner. The Company's policies and procedures cover areas of professional conduct, including relations with vendors, conflicts of interest, financial integrity and the protection of corporate assets, as well as adherence to all laws and regulations applicable to the conduct of the Company's business.

Employees and directors are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct. In addition, as contemplated by the Sarbanes-Oxley Act of 2002, the Company's Audit Committee has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The full text of the Company's Code of Conduct is posted on the Investor Relations section of our website, at *www.bjsinvestor.com*. The Company will post on its website all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, any provision of the Code of Conduct.

Policies and Procedures for Related Person Transactions

Our Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which the Company is a participant and one of our executive officers, directors, director nominees or 5% shareholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our General Counsel. The policy provides that irrespective of the amount involved, any relationship between the Company and any of its suppliers in which a related person has a direct or indirect material interest shall be reviewed by the Audit Committee at its inception (or such later time as the Company first becomes aware of the related person's interest) and, thereafter, annually. Transactions above a certain amount must be approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the Chair of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between Audit Committee meetings, subject to ratification by the Audit Committee at its next meeting.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction, without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the terms of the transaction are no less favorable than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to BJ's of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in BJ's best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy: interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, (c) the amount involved in the transaction equals less than the greater of $1 million or 2% of the annual consolidated gross revenues of the other entity that is a party to the transaction, and (d) the amount involved in the transaction equals less than 2% of the Company's annual consolidated gross revenues.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Executive Compensation Committee in the manner specified in its charter.

Certain Transactions

During fiscal 2010, Gerald and Norman Zarkin, brothers of Herbert J Zarkin, BJ's Chairman of the Board, had an interest in the following business transactions involving BJ's:

BJ's has a consignment arrangement with Newwave Enterprises ("Newwave"), which operates as a division of Beantown Sports, for the sale of specialty caps and college sweatshirts and also purchases certain merchandise from Newwave. BJ's provides space in its clubs for the display of Newwave's inventory and BJ's receives a percentage of the sales made by Newwave to BJ's members. During fiscal 2010 the total amount of such purchases was approximately $20,000 and the total amount of consignment sales was approximately $2,000,000, of which BJ's received approximately $177,000 from Newwave. In fiscal 2010, Gerald Zarkin received approximately $98,500 in commissions from Newwave related to these transactions.

During the period of February 1, 2010 through May 31, 2010, BJ's purchased merchandise from Tee's Plus Corporation ("Tee's Plus"), a division of Edh, Inc., where Gerald Zarkin was an employee and managed BJ's business with Tee's Plus. Such purchases totaled approximately $106,000 during fiscal 2010. In addition, BJ's had an arrangement with Tee's Plus for the sale of embroidered apparel, and BJ's received a percentage of the sales made by Tee's Plus to BJ's members. The total amount of sales by Tee's Plus to BJ's members was approximately $20,000 in fiscal 2010, of which BJ's received approximately $2,100 pursuant to this arrangement. In addition, during that same period, BJ's had a consignment arrangement with Universal Supply MC, LLC ("Universal"), which operates as a division of Edh, Inc., for the sale of specialty caps, college sweatshirts and blankets, and also purchases certain merchandise from Universal. BJ's provided space in its clubs for the display of Universal's inventory and BJ's received a percentage of the sales made by Universal to BJ's members. During fiscal 2010 the total amount of such purchases was approximately $880,000 and the total amount of consignment sales was approximately $1,035,000. Gerald Zarkin earned approximately $49,500 in fiscal 2010 in salary and commissions from Edh, Inc. Similar relationships with companies where Gerald Zarkin is an employee are expected to be ongoing in fiscal 2011.

Norman Zarkin is the sole shareholder of The Zarkin Group, Inc. In fiscal 2010, The Zarkin Group, Inc. received approximately $55,538, in commissions for service as a broker in connection with sales made to BJ's by Alimed Medical Supply, Arlee Home Fashions, Audio Technology, Cutie Pie Baby, Inc., Design & Factory, EB Brands, Embassy Apparel, Flaghouse, Handi Foil, Inc., Harve Benard, Ltd., J. Terrance Thomas, NYC Knitwear and Spicy Clothing Company, each of which is a vendor of BJ's. In the aggregate, BJ's purchased approximately $3,564,096 of merchandise from these vendors. Relationships with companies where Norman Zarkin is an employee are expected to be ongoing in fiscal 2011.

During fiscal 2010, BJ's had an agreement with Fidelity Management Trust Company ("FMTC") to provide 401(k) plan administration. FMTC also serves as trustee with respect to the assets of the Company's 401(k) plans. BJ's paid fees for these services totaling approximately $363,571 in fiscal 2010. Additionally, fees are paid by plan participants in the form of investment management services fees generated on various transactions including loan setup and related fees. FMTC is a subsidiary of FMR LLC, which holds more than 5% of our stock.

BJ's believes that each of the transactions described above was carried out on terms that were no less favorable to the Company than those that would have been obtained from unaffiliated third parties. Each of the above transactions was reviewed, and as necessary approved, under our related person transaction policy.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership of our common stock as of April 8, 2011 (unless otherwise indicated) by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table on page 35, and (iv) all of the Company's current directors and executive officers as a group. Unless otherwise indicated, the address of each person listed in the table is c/o BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, Massachusetts 01581.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
LGP Management, Inc. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025	5,100,000(2)	9.4
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	4,896,770(3)	9.0
S.A.C. Capital Advisors, L.P. 72 Cummings Point Road Stamford, CT 06902	3,359,974(4)	6.2
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	3,306,218(5)	6.1
Credit Suisse AG Uetlibergstrasse 231 P.O. Box 900, CH 8070 Zurich, Switzerland	3,145,148(6)	5.8
LSV Asset Management 1 N. Wacker Drive, Suite 4000 Chicago, Illinois 60606	2,840,030(7)	5.2
Citadel Advisors LLC. 131 S. Dearborn St., 32nd Floor Chicago, Illinois 60603	2,746,408(8)	5.1
Christine M. Cournoyer	17,284	*
Paul Danos	34,100	*
Edmond J. English	24,100	*
Helen Frame Peters	34,100	*
Leonard A. Schlesinger	12,301	*
Michael J. Sheehan	21,900	*
Thomas J. Shields	42,500	*
Herbert J Zarkin	7,500	*
Laura J. Sen	315,919	*
Frank D. Forward	34,266(9)	*
Thomas F. Gallagher	—	*
Christina M. Neppl	117,354	*
Lon F. Povich	102,354	*
All directors and executive officers as a group (17 persons)	930,126	1.7

* Less than 1%.

(1) Includes, for the persons indicated, the following shares of common stock that may be acquired upon exercise of outstanding stock options which were exercisable on April 8, 2011, or within 60 days thereafter:

Ms. Cournoyer, 6,667 shares; Dr. Danos, 20,000 shares; Mr. English, 10,000 shares; Dr. Peters, 20,000 shares; Mr. Schlesinger, 3,334 shares; Mr. Sheehan, 10,000 shares; Mr. Shields, 27,500 shares; Ms. Sen, 100,000 shares; Mr. Forward, 25,000 shares; Ms. Neppl, 55,500 shares; Mr. Povich, 50,000 shares; all current directors and executive officers as a group, 336,901 shares.

(2) Information is as of June 21, 2010, and is based on a Schedule 13D filed with the SEC on July 1, 2010, by Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., GEI Capital V, LLC, Green V Holdings, LLC, Leonard Green & Partners, L.P., and LGP Management, Inc. (collectively, the "Reporting Persons") pursuant to their joint filing agreement dated June 30, 2010. The Reporting Persons have shared voting and shared dispositive power over all of these reported shares. 3,000,000 of these shares are shares underlying call options that expire on June 15, 2012.

(3) Information is as of February 11, 2011, and is based on a Schedule 13G (Amendment No. 5) filed with the SEC on February 14, 2011, by FMR LLC ("FMR"), a holding company. FMR reported that (a) it (directly or indirectly) has sole dispositive power over all these shares; (b) it has sole voting power over 240,792 of these shares and no shared voting power; (c) 4,621,328 of these shares are held by Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR and an investment advisor registered under the Investment Advisers Act of 1940, and Edward C. Johnson 3d and FMR through its control of Fidelity each has sole power to dispose of all of such 4,621,328 shares, (d) certain of these shares are held by investment companies and institutional accounts managed by subsidiaries of FMR; and (e) the family of Edward C. Johnson 3d, may be deemed to form a controlling group with respect to FMR.

(4) Information is as of February 17, 2011, and is based on a Schedule 13G (Amendment No. 1) filed with the SEC on February 28, 2011, by S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors, Inc., S.A.C Capital Associates, LLC, Sigma Capital Management, LLC and Steven A. Cohen pursuant to their joint filing agreement dated February 28, 2011. S.A.C Capital Advisors LP, S.A.C Capital Advisors Inc. and Mr. Cohen beneficially own 2,784,974 shares subject to shared voting and shared dispositive power. Sigma Capital Management, LLC and Mr. Cohen own 575,000 shares subject to shared voting and shared dispositive power.

(5) Information is as of December 31, 2010, and is based on a Schedule 13G (Amendment No. 1) filed with the SEC on February 2, 2011, by BlackRock, Inc. ("BlackRock"). BlackRock reported that it has sole voting and sole dispositive power over all of these reported shares. These shares are held by various investment advisor subsidiaries of BlackRock.

(6) Information is as of December 31, 2010, and is based on a Schedule 13G filed with the SEC on February 11, 2011, by Credit Suisse AG ("Credit Suisse"). Credit Suisse reported that it owns all shares subject to shared voting and shared dispositive power.

(7) Information is as of February 10, 2010 and is based on a Schedule 13G filed with the SEC on February 11, 2010. LSV has reported that it has sole voting and sole dispositive power over all such shares.

(8) Information is as of February 16, 2011, and is based on a Schedule 13G filed with the SEC on February 24, 2011, by Citadel Advisors LLC, Citadel Holdings II LP, Citadel Investment Group II, LLC and Mr. Kenneth Griffin (collectively the "Reporting Persons") pursuant to their joint filing agreement dated February 24, 2011. The Reporting Persons have shared voting and shared dispositive power over all of these reported shares.

(9) Information as of March 25, 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we provide an overview and analysis of BJ's executive compensation program. Our discussion is divided into four sections: an Executive Summary, a description of BJ's Compensation Program, an analysis of the Compensation Actions Related to 2010, and Closing Comments.

I. Executive Summary

BJ's priority for 2010 was to continue our growth under the stewardship of the leadership team we put in place after disappointing financial performance in 2006 and prior years. In particular, we sought to continue to increase our membership and sales in a macro-economic environment that while generally difficult, was well suited for our value proposition. A key strategic imperative for our Board of Directors and the Executive Compensation Committee (the "ECC") was incenting and retaining the management team hired during the last several years and experienced in operating a wholesale club business model. Employing our longstanding mix of compensation elements, our compensation program for 2010 was designed to continue this strategic imperative.

BJ's executive compensation program is based on a pay for performance philosophy. As such, our primary objectives are to align compensation with the annual and long-term performance of BJ's and with the creation of shareholder value, while providing compensation packages targeting the 50th to 75th percentile of a peer group. In 2010, we created target compensation packages below the lower end of this range. Our leadership team delivered good performance in a very challenging retail and macroeconomic environment. Consistent with our pay-for-performance philosophy, payouts under our cash Management Incentive Plan, which we refer to as "MIP," were made in accordance with the pre-determined performance criteria, resulting in a payout at 94.7% of target, which reflected outperformance of our net income goal offset by modest underperformance of our merchandise sales goal.

Management (through the CEO) provides the ECC annually with recommendations as to the appropriate compensation for our executive officers. Those recommendations are the result of a process involving the CEO, BJ's Chief People Officer (the "CPO"), and management's compensation consultant, Towers Watson, and are designed to create market-based packages. The ECC, with the assistance of its compensation consultant, Mercer (US) Inc. ("Mercer"), reviews the recommendations put forth by the CEO and CPO. The CPO and the Chairman, without input from the CEO, makes recommendations as to the CEO's compensation.

As in the past, our 2010 compensation program consisted of the following three guaranteed elements and two incentive elements from which the ECC has structured our named executive officers' ("NEOs") compensation:

Guaranteed Elements

1. Base Salary;
2. Retirement Benefits (a 401(k) plan and an Executive Retirement Plan); and
3. Additional Benefits and Perquisites (auto allowance, tax preparation, financial consulting, estate planning, deferred compensation, insurance, and payments and benefits in the case of an occurrence of a change of control).

Incentive Elements

1. Annual Cash Incentives (paid under the MIP which establishes a cash payout on the basis of the achievement of annual performance goals); and

2. Long-term Incentives (paid under our Stock Incentive Plan, which provides for grants of equity awards, including options and restricted shares, and under our Growth Incentive Plan, which we refer to as "GIP," and which establishes a cash payout on the basis of the achievement of multi-year performance goals). As explained below, we may vary the mix of these long-term incentives from year to year, selecting the vehicles and amounts which we believe will fairly compensate and appropriately motivate and measure the success of our NEOs.

Cash payments under the MIP and GIP are tied directly to the performance of BJ's. While the size of the potential awards under those programs differs among the NEOs, reflecting both the scope of responsibility of the position and market-based compensation, there are no individual performance criteria under these plans. This structure emphasizes a team approach for our senior executives, and eliminates any individual incentive for one NEO to strive to meet an individual incentive target that is not in the overall best interest of BJ's. With respect to equity awards, while the number of options or restricted shares granted may differ among the NEOs based on their position and market norms, the ultimate value of those awards is tied directly to the performance of BJ's stock. In particular, our grants of restricted shares vest, in part based on the passage of time, and in part on reaching certain financial performance targets. We believe that this mix of elements, closely tied to the annual and long-term performance of BJ's, provides management with incentives similar to those of the shareholders and as such is another manner in which we can limit to an appropriate level the risk which the executives will take as they manage the company.

The ECC believes that by using the available compensation elements and the process and benchmarks outlined above and explained in more detail below, the Board has put in place an appropriately compensated executive team, well-positioned to continue to manage BJ's into the future.

II. BJ's Compensation Program

This section reviews:

A. The parties involved in the design of our compensation program;

B. The elements of that program;

C. The relationship among the program elements;

D. The competitive frames of reference ("benchmarks") that we have reviewed in designing our compensation program; and

E. The tax and accounting considerations affecting our compensation program.

A. The Parties

During fiscal 2010, three sets of participants, the ECC, BJ's management, and the outside consultants, contributed to the design of our executive compensation program. The role of each of these parties is discussed in this section.

1. BJ's Executive Compensation Committee

The ECC meets regularly to address compensation matters throughout the year. BJ's CEO and CPO regularly attend ECC meetings to present compensation proposals and to provide input to the ECC. The ECC meets in executive session, without management present, when reaching final decisions on the individual elements of executive compensation. A more detailed description of the responsibilities of the ECC is set forth under the caption "The Board of Directors and its Committees-Executive Compensation Committee" on page 10.

2. BJ's Management

On an annual or semi-annual basis, BJ's CPO commissions a competitive analysis by management's compensation consultant, Towers Watson, as described in more detail on pages 28 to 29. The CPO makes recommendations to BJ's CEO based on the report findings and other factors such as performance, tenure, and fairness among the NEOs. The CEO in turn makes recommendations to the ECC on specific salary levels for the NEOs (other than for the CEO).

From time to time, the CEO recommends to the ECC modifications to BJ's annual and long-term incentive compensation programs, including recommendations relating to equity-based compensation programs for the NEOs to achieve better alignment with BJ's business goals or with BJ's peer group.

3. Outside Compensation Consultants—Towers Watson and Mercer

Towers Watson serves as the consultant to management. In this capacity, they:

- Provide management with comparable market data to assess the competitiveness of BJ's compensation program in terms of both pay opportunity and alignment of realizable pay with company performance;
- Apprise management of regulatory changes that may have an impact on design and/or administration of plans; and
- Review management's recommendations regarding program design in the context of market practice and regulatory compliance.

The ECC retained the services of Mercer as the compensation consultant to the ECC. In this capacity, they:

- Assist in the compilation, review, and interpretation of marketplace CEO and director compensation information;
- Provide input to the ECC on peer group selection for compensation benchmarking purposes;
- Counsel the ECC on competitive market practices with respect to senior management plan design and market trends; and
- Perform analyses and provide compensation consulting advice on an as needed basis, at the request of the ECC.

All of the services provided by Mercer during fiscal 2010 were to the ECC to provide advice or recommendations on the amount or form of executive and director compensation as described above, and Mercer did not provide any additional services to the Company during fiscal 2010.

B. Compensation Elements

Our NEOs are eligible to receive: a base salary; annual cash incentives under the MIP; long-term cash incentives under the GIP; long-term equity incentives, including both options and restricted shares under our 2007 Stock Incentive Plan; retirement benefits; additional benefits and perquisites; and payments and benefits in the case of an occurrence of a change of control.

We discuss each of these components in this section, and then outline how the ECC views the interrelationship among the elements. For a discussion and analysis of how these elements of compensation were awarded to our NEOs with respect to 2010, see the section below entitled "Compensation Actions Relating to Fiscal 2010" beginning on page 30.

1. Base Salary

Each NEO receives a base salary to attract and retain management talent to BJ's with the experience and skills necessary to succeed in our unique business model. The ECC makes the final decision as to an individual's initial salary within the competitive range, consistent with BJ's compensation philosophy, based upon a variety of factors, most notably the executive's skills and experience level.

Thereafter, changes to base salary levels are determined primarily by individual performance and/or changes to the scope of the position, while remaining consistent with market peers:

- *Named Executive Officers (Other than the CEO)*: The CEO discusses the performance of each NEO with the ECC and, after consultation with the CPO, makes annual salary recommendations. These recommendations are at the CEO's discretion and are based on her overall subjective evaluation of the individual's performance, as well as the NEOs base pay and total compensation relative to competitive market information as provided by Towers Watson. The ECC considers the input from the CEO, reviews market data provided by Towers Watson and may review relevant additional data from Mercer on an as needed basis, and has final approval for all salary changes.
- *Chief Executive Officer*: In conjunction with the Chairman and the CPO, and with input from Mercer and Towers Watson as needed, the ECC sets the annual compensation for the CEO.

2. Annual Incentive—the Management Incentive Plan

Under the MIP, NEOs and other members of management are eligible to receive annual cash awards based upon the achievement of annual financial performance goals.

At the beginning of each year, the ECC establishes the MIP performance goals and corresponding target awards. In recent years, including 2010, the ECC has established the target for NEOs based on year-over-year increases in sales and net income (adjusted for greater than historic levels of investment in the business). We believe these metrics most closely tie the compensation of our NEOs to the performance of our business on an annual basis.

There is additional flexibility to set targets under the MIP plan document. The goals may be based on one or more objective criteria: operating income, pre-tax income, net income, gross profit dollars, costs, any of the preceding measures as a percent of sales, earnings per share, sales, net assets, return on assets or net assets, return on equity, return on investment, return on invested capital, cash flow, total shareholder return, gross margin, earnings before interest, taxes, depreciation and/or amortization and market share. Targets may include or exclude income or loss from, or other effects of, sales of gasoline. Such goals, criteria and target awards may (i) be absolute or relative in their terms or measured against or in relationship to other companies or a market index, (ii) vary among participants and (iii) be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works. The MIP allows the ECC to determine in its sole discretion any adjustments deemed appropriate to increase or decrease the value of a payout in response to unusual and nonrecurring events. However, the ECC cannot make any adjustments for the sole purpose of increasing the incentive award payout to the CEO and other NEOs at the end of an award period, other than in the case of certain identified events. No executive officer may receive a MIP award payout in a calendar year in excess of $1,500,000.

There is no individual performance component of the MIP. In establishing the performance targets the ECC holds discussions with the CEO to gain her perspective on achievable goals, and reviews the previous year's performance and the reasonableness of the performance standard set for the coming year or cycle.

We seek to set the level of target award in the context of the market for our executives' services and to be competitive (generally targeted at the 50th to 75th percentile) with BJ's peer group. In the recent past, the annual target award for the CEO has been 75% of base salary. Other NEOs' annual targets awards are 30% of base salary, with a maximum of 60% of base salary. The targets for the CEO exceeds that of the other NEOs to recognize both her leadership role at BJ's and market norms.

MIP awards at target reward the executive team for BJ's annual achievement of key strategic objectives. The ECC reviews the payout calculations after the year's financial results have been audited. Incentive award payments above target reward the executive team for delivering results above plan. MIP payments are scaled from target down to zero when financial results are below plan.

The history of payments under the MIP for the last five years is set out in the table below.

YEAR	MIP PAYMENT AS PERCENT OF TARGET
2006	5.3%
2007	140.6%
2008	150.1%
2009	132.7%/110.7%*
2010	94.7%

(*) The 132.7% was Mr. Forward's MIP Payment as a percent of target and the 110.7% was the MIP Payment as a percent of target for our other NEOs. For a full explanation of the difference in these percentages see pages 26 to 28 of our 2009 Proxy.

Long-term Incentives—General Comments

BJ's long-term incentives are designed to enhance the ability of BJ's: (i) to hire and retain individuals of exceptional managerial talent necessary to manage optimally BJ's warehouse club retail format, (ii) to align rewards with shareholder experience, and (iii) to be competitive with the market benchmarks that we target. The awards to the NEOs are generally based on the level of responsibility, the contribution towards BJ's performance, and a survey of competitive compensation data provided by management's consultant, Towers Watson.

While our 2007 Stock Incentive Plan authorizes the grant of a range of equity awards, the ECC has made grants of only options and/or restricted shares in recent years and granted only restricted shares in 2010. In demonstration of our commitment to pay-for-performance, we have made performance equity awards a key component of our executive compensation program. Accordingly, in 2010, 50% of the total number of shares awarded to our NEOs, by the ECC, were subject to performance conditions. In determining the size of an equity grant, normally made in May of each year, except in the case of a mid-year promotion, the ECC considers the performance of BJ's during the previous year (which by May is supported by audited financials), the plan for the current year and the competitive equity awards being granted in the marketplace. The grant price is normally the closing price on the date of grant. The ECC generally has not made equity grants during black-out periods under BJ's insider trading policy.

3. Stock Options

Stock options are primarily awarded to align executive interests with those of BJ's shareholders. The vesting of awards over time provides significant retention value, particularly when the value of the stock has increased relative to the price of the option when initially granted. Options are granted with a strike price equal to the closing price of BJ's shares as of the grant date, generally vest pro-rata over a three or four-year period and have a ten-year term. This design is common among our peer companies, as well as the broader market.

4. Restricted Stock

The ECC believes restricted stock provides a direct link to shareholder value creation, financial and operational performance, provides an appropriate balance of risk and reward, and is consistent with market best practices. Under our 2007 Stock Incentive Plan, restricted shares that vest solely based on the passage of time must vest over a period of 36 months, unless they are part of a designated and limited pool of shares. Restricted stock may contain a performance hurdle to become vested.

5. BJ's Growth Incentive Plan

The GIP is intended to provide executives of BJ's with cash awards based upon BJ's growth and performance and to encourage retention of executives.

As with the MIP, GIP awards may be based on one or more objective measures of performance. The applicable measure is selected by the ECC at the beginning of each three-year award period. The GIP allows the ECC to determine, in its sole discretion, any adjustments deemed appropriate to increase or decrease the value of a payout in response to specified events. However, the ECC cannot make any adjustments for the sole purpose of increasing the incentive award payout to the CEO and other NEOs at the end of an award period, other than in the case of certain identified events. No individual award payment under the GIP can exceed $2,500,000 in any calendar year.

All NEOs are eligible to participate in the GIP, and in years when awards were made, we have awarded a specific number of performance units based on the historical awards provided to our NEOs. The ECC did not grant GIP awards for the 2008-2010 cycle, or the 2009-2011 cycle or the 2010-2012 cycle, and we do not anticipate granting GIP awards for a 2011-2013 cycle.

6. Retirement Benefits available to NEOs and other BJ's employees

A. *401(k) Plan*: BJ's offers a 401(k) plan to all of its eligible employees through which they can defer a portion of their cash compensation. The CEO and all other NEOs who are participants in the 401(k) plan are considered highly compensated employees and are limited to deferring up to 7% of their cash compensation on a pre-tax basis, up to the annual maximum allowed under law. BJ's matches the first 5% of the participant's contributions as follows: 100% on the first 1% of contributions and 50% on the next 4% of contributions. BJ's contributions vest in equal annual installments over the first four years of employment. The plan provides the participants with diversified investments into which they may direct their contributions.

B. *Executive Retirement Plan ("ERP")*: The ERP is designed to enhance our ability to hire and retain the required executive talent by providing a program through which BJ's contributes amounts toward retirement over and above the matching contributions of the 401(k) plan. The ECC authorizes an annual contribution on an "after-tax" basis on behalf of all executives at the level of Assistant Vice President and above, and has sole discretion to determine the amount of the contribution provided that the contribution is at least 3% of the participant's eligible salary earned in the prior fiscal year. The contribution is deposited into an investment account that is part of a Group Variable Universal Life Insurance certificate. Since the ERP's inception, the ECC has voted a contribution amount equal to 5% of the base salary earned through fiscal year end. Contributions are accumulated and held in an account and vest in full at the end of the fourth full fiscal year of employment. After the vesting criterion is met, the executive can invest the account balance among a diversified investment portfolio. Withdrawal from the executive's account during the course of an executive's employment causes the forfeiture of future contributions.

7. Additional Benefits and Perquisites

BJ's provides the NEOs with a mix of benefits and perquisites as follows:

A. *Perquisites*. BJ's provides its NEOs with: auto allowance, annual tax preparation and financial counseling and periodic estate planning. As set out on the table on page 36, the value of these perquisites is relatively modest.

B. *Deferred Compensation*. BJ's allows NEOs to defer the receipt of compensation to a later date on a tax-deferred basis. This plan is described on page 38.

C. *Group Insurance Plans*. BJ's provides all eligible employees with a comprehensive mix of insurance benefits which include medical, dental, basic life (to a maximum of $100,000), disability, and for NEOs business travel accident, and accidental death and dismemberment. NEOs also receive executive life (2x the executive's base salary, up to $3.0 million) and can purchase additional supplemental life (to maximum of $750,000).

8. Change of Control and Other Termination Benefits

The ECC recognizes that the possibility of a change of control or potential change of control of BJ's may result in the departure or distraction of management to the detriment of BJ's and its shareholders and wishes to assure the executive a fair compensation arrangement when the executive's employment is continued or involuntarily terminated following a change of control or potential change of control.

It is BJ's intention to provide severance and change of control benefits that are consistent with market practice. Management, with the assistance of Towers Watson, reviews severance and change of control program provisions against market trends from time to time to ensure continued alignment with peer companies, and makes recommendations to the ECC as necessary to maintain BJ's competitive position.

In March 2010, Towers Watson conducted a competitive review and assessment of BJ's Change of Control Severance Benefit Plan for Key Employees and Change of Control Severance Agreement based on then-current market practices. The 2010 review benchmarked our severance and change of control benefits against our core peer group (see page 29).

As a result of that review, Towers Watson found the key program elements of our plan, including eligibility for participation, severance benefit levels and benefit continuation timeframes, to be within competitive market practice of our core peer group.

In March 2011, following an analysis of the potential impact of the tax provisions currently contained in the Company's Change of Control Severance Agreements, the ECC approved amendments to these agreements, including those with our NEOs. Prior to the amendments, the agreements provided for an automatic reduction of the benefits an executive would receive to the extent such benefits would result in the imposition of an excise tax on the executive by reason of sections 280G and 4999 of the Internal Revenue Code. As amended, the agreements now provide that if an executive would receive at least $25,000 more on an after-tax basis by receiving all of the benefits under the agreements, then the benefits payable to the executive will not be reduced. In this case, the executive would receive the full benefits and be personally liable for payment of the excise tax imposed. As was the case prior to the amendments, the Company is not, under any circumstance, obligated to provide a tax gross-up payment to any executive.

The specific Employment and Severance Agreements and Change of Control Severance Benefits for our NEOs are discussed on pages 40 to 44.

C. Relationship among the Compensation Program Elements

There are three key objectives for our executive compensation program, and each component of the compensation program addresses one or more of those objectives and attributes, as follows:

Objective	Base Salary	Annual Incentive (MIP)	Long-term Incentives (GIP and Equity)	Retirement, Perquisites, and Termination/ Change of Control Benefits
Hire and retain key talent	√	√	√	√
Integrate compensation with the achievement of BJ's annual and long-term goals		√	√	
Link management's interests with shareholders over the long-term			√	

While there is no set allocation between or among the various elements, the elements of the compensation plan are interwoven, and these inter-relationships are taken into account in establishing the target compensation for our NEOs:

- Base salary is the primary vehicle for providing NEOs a source of fixed income. As discussed above, the ECC evaluates market data along with the CEO's input on individual performance to provide market competitive base salary levels (along with benefits and perquisites), which are critical in attracting, retaining and motivating talented executives.
- MIP awards are set as a percentage of base pay, and as such, salary decisions impact annual incentive opportunities. Taking these annual payments together, BJ's seeks to provide meaningful levels of annual incentive opportunities that would be sufficient to drive performance. Total cash compensation levels (base + target MIP) are evaluated against market benchmarks to ensure that total cash opportunity is at an appropriate level to retain a talented executive team and at, or near, our target compensation of the 50th to 75th percentile of our peer companies.
- While BJ's financial performance in any given year is used to calculate the MIP for that year, each year's performance is also used to calculate multiple awards under the GIP program. As a result, if a GIP award is made, there is a relationship between MIP and GIP payment levels, versus their targets, over time. In addition, given the three-year structure of the GIP program, one weak year makes it difficult to achieve the targets set for the cycle. Similarly, one strong year increases the likelihood of an eventual payout.
- Long-term incentives, including restricted stock, may share some of the same performance metrics as the MIP for vesting a portion of shares. However, given the three-year structure of the restricted stock program, one weak year makes it difficult to achieve the targets set for vesting a portion of shares under the cycle. Similarly, one strong year increases the likelihood of vesting a portion of shares under the cycle and an eventual pay-out. Long-term incentives are not directly tied to the other elements of the compensation program, but are an important component when evaluating our compensation packages against competitive benchmarks and our desired competitive range, and most directly link NEO compensation and long-term gains for our shareholders.

D. Competitive Frames of Reference

We consider a variety of internal and external criteria and data in arriving at pay decisions. Competitive frames of reference are utilized as a tool to make the following decisions:

- Competitive pay opportunities for the services of our NEOs;
- Alignment of incentive targets with performance;
- Appropriateness of our long-term incentives, both from a structure and competitiveness standpoint; and
- Appropriateness of mix of pay in terms of fixed versus variable and annual versus long-term incentives.

Towers Watson

In 2010, management engaged Towers Watson to provide competitive market data from the group of peer organizations set out in the following table that was used in evaluating and setting NEO compensation. Towers Watson's market assessment for the NEOs included base salary, total cash compensation (base + annual incentives) and total direct compensation (total cash compensation + long-term incentives). The group of peer organizations was updated in 2010 by Towers Watson with review by Mercer, to reflect the proper industry and financial criteria. BJ's "core peer group" represents companies which are closely comparable not only based on industry but also financial size. These organizations are used for benchmarking NEO compensation. BJ's "expanded peer group" includes three additional organizations that, while larger financially, are closely aligned to BJ's business. As a result, these additional companies are used for the purposes of benchmarking pay and benefit practices in terms of design and trends.

The peer group summary financial statistics are set out in the following table:

Peer Company	Financial Statistics (for 2009)		
	Revenue ($M)	Net Income ($M)	Market Cap. ($M)
Core Peer Group			
Sears Holdings	$44,546	-$ 24	$ 8,063
Safeway	$41,973	$ 849	$ 9,075
Staples	$24,476	$ 678	$15,675
TJX Companies	$19,243	$ 957	$15,831
Kohl's	$16,484	$ 864	$17,485
Office Depot	$12,349	-$2,074	$ 1,662
Whole Foods Market	$ 8,032	$ 147	$ 4,504
Family Dollar Stores	$ 7,401	$ 291	$ 3,928
Winn-Dixie Stores	$ 7,333	$ 34	$ 608
Ross Stores	$ 6,750	$ 349	$ 5,505
Dollar Tree	$ 4,924	$ 266	$ 4,034
Ruddick	$ 4,078	$ 86	$ 1,297
75th Percentile	$20,551	$ 721	$10,725
Median	$10,190	$ 278	$ 5,005
25th Percentile	$ 7,187	$ 73	$ 3,362
BJ's Wholesale Club	**$ 9,897**	**$ 140**	**$ 1,944**
Percentile Rank	*49%*	*35%*	*19%*
Expanded Peer Group—Additional Peers			
Costco Wholesale Corp	$71,449	$ 1,086	$24,786
Home Depot Inc	$67,416	$ 2,332	$42,767
Target Corp	$64,574	$ 2,093	$36,413

In addition, Towers Watson conducted a comprehensive pay-for-performance analysis to assess the extent to which compensation and financial performance are appropriately correlated on both an annual and longer-term basis. This analysis examined BJ's annual performance relative to the peers across a number of financial indicators. Additionally, the analysis compared BJ's three-year total shareholder return relative to peers and executive officer potential realizable gains from equity awards to ensure potential pay is aligned with BJ's performance. In 2010, the analysis demonstrated that both annual and longer-term compensation were strongly correlated with the performance of BJ's.

Mercer

Mercer performed analysis and provided compensation consulting advice on an as needed basis at the request of the ECC. For 2010, Mercer not only reviewed the new peer group, they also reviewed the Chief Executive Officer compensation and CD&A disclosure for the 2009 proxy.

E. Tax and Accounting Considerations

Internal Revenue Code of 1986, Section 162(m) ("Section 162(m)"). Section 162(m) places a limit of $1,000,000 on the amount of compensation that BJ's may deduct in any one year with respect to certain of the NEOs. Certain compensation, including qualified performance-based compensation, is not subject to the deduction limit if certain requirements are met. The ECC reviews the potential effect of Section 162(m) periodically and, in general, structures and administers the compensation for our NEOs in a manner intended to comply with the performance-based compensation exception to Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under BJ's incentive plans will be treated as qualified performance-based compensation under Section 162(m). The ECC reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the ECC believes such payments are appropriate and in the best interests of BJ's and our shareholders, after taking into consideration changing business conditions, extraordinary events and the performance of its executives. For example, time-based restricted stock awards granted under the 2007 Stock Incentive Plan do not qualify as performance-based compensation.

FASB ASC Topic 718 (formerly FAS 123R). On January 29, 2006, we began accounting for share-based payments, including stock options and restricted shares, pursuant to FASB ASC Topic 718 (formerly FAS 123R).

Internal Revenue Code of 1986, Section 409A ("Section 409A"). All awards issued under the 2007 Stock Incentive Plan are intended to comply with Section 409A.

III. Compensation Actions Relating to Fiscal 2010

In 2010, the following served as BJ's NEOs:

- Laura J. Sen, a 17 year veteran of BJ's, with more than 30 years experience in mass retailing, reassumed the position of Executive Vice President, Merchandising and Logistics on January 4, 2007 after a four-year absence from BJ's. She had previously served in that same role from 1997 to 2003 and prior to that time served in a number of roles in our merchandising and logistics operations. On January 15, 2008, the Board elected Ms. Sen President and Chief Operating Officer of BJ's, and effective February 1, 2009, she was promoted to President and CEO.
- Frank D. Forward was a member of the team that formed BJ's Wholesale Club as a development stage business in 1984, and had been with BJ's continuously since that time. He served as Executive Vice President and Chief Financial Officer of BJ's from 1997 until May 2005, when he was named Chief Administrative Officer. As of December 2005, Mr. Forward was appointed BJ's Interim Chief Financial Officer. Effective January 8, 2007, Mr. Forward reassumed the CFO position. Mr. Forward retired as our CFO at the end of fiscal 2010.
- Thomas F. Gallagher has more than 30 years of experience in retail operations. He began his career with BJ's in 1991 as a regional manager, advancing through positions of increasing responsibility in operations, both at BJ's and HomeBase, another warehouse merchandising business operated by Waban, Inc., BJ's parent until 1997. Prior to his promotion to Executive Vice President, Operations, on January 29, 2007, he served as BJ's Senior Vice President of Operations. Mr. Gallagher retired from his role at the end of fiscal 2010 for health reasons.
- Christina M. Neppl is BJ's Executive Vice President, Merchandising and Logistics. She has 20 years of experience in the wholesale club industry and has served BJ's Wholesale Club in a variety of roles, most recently as BJ's Senior Vice President and Controller. The Board elected her to her current role on January 12, 2008.
- Lon F. Povich joined BJ's on February 26, 2007, as Senior Vice President, General Counsel and Secretary. For the 11 years prior to his appointment, he served as General Counsel at The Boston Consulting Group, an international strategy consulting firm. Mr. Povich was promoted to Executive Vice President on June 4, 2007.

The following five sections outline the compensation that the ECC established for our NEOs in 2010.

1. Base Salaries in 2010

Executive and Position	Salary at Start of 2010 Fiscal Year	Salary at End of 2010 Fiscal Year	Comments
Laura J. Sen President and Chief Executive Officer	$900,000	$1,000,000	Ms. Sen's salary was increased to $1,000,000 in April 2010, after her first year as our CEO.
Frank D. Forward Executive Vice President and Chief Financial Officer	$495,000	$ 515,000	Mr. Forward received increases in April 2010, to bring his salary closer to the median of our core peer group.
Thomas F. Gallagher Executive Vice President, Club Operations	$490,000	$ 514,500	Mr. Gallagher received an increase in April 2010, to bring his salary in line with the median of our core peer group.
Christina M. Neppl Executive Vice President, Merchandising and Logistics	$430,000	$ 475,000	Ms. Neppl received an increase in April 2010, to move her salary closer to the median of our core peer group.[1]
Lon F. Povich Executive Vice President, General Counsel and Secretary	$425,000	$ 442,000	Mr. Povich received an increase in April 2010, to move his salary closer to the median of our core peer group.

2. 2010 Management Incentive Plan

For 2010, the MIP for the NEOs was based 80% on the achievement of BJ's 2010 net income goal of $138,445,000 and 20% on achievement of the 2010 merchandise sales goal of $9,848,627, for all of our club locations other than locations opened during the current fiscal year. The formulation of the 2010 MIP is consistent with the structure of past plans and is aligned with our long-term growth model of 10-15% improvement, annually, in earnings per share, adjusted for higher than historic investments in the business.


Proxy Statement

Performance against the sales and net income goals are each subject to a slope whereby executives are rewarded for outperforming the target and penalized for missing the target. With regard to the sales target, each one percent positive variance from the target drives a 26.3 percent increase in performance versus that target. For each one percent negative variance from the sales target, a thirteen percent decrease in performance results. With regard to the net income target, each one percent positive variance from the target drives a five percent increase in performance versus that target. For each one percent negative variance from the target, an eight percent decrease in performance results. There is a floor of zero percent performance versus each target, and a ceiling of 200 percent.

The ECC may adjust the performance against the targets for certain events as defined in the plan, including items such as unusual or extraordinary items, club closures, changes in accounting principles or settlements and judgments. In 2010, the ECC approved adjustments in the net income performance for all participants in the plan for various changes relating to the January 2011 club closures, restructuring and impairments. The sales performance target was adjusted to exclude from revenue sales for the five clubs we closed in January 2011.

1 Ms. Neppl's salary was also increased on March 24, 2011 to $500,000 to continue to move her salary closer to the median of our core peer group.

In 2010, the Company underperformed the sales target by 2.10 percent and outperformed the net income target by 0.04 percent. The following equation results in the 94.7 percent of target achieved for our other NEOs.

*[20% (100% - (2.10*13%))] + [80% (100% + (0.04*5%))] = 14.5% + 80.2% = 94.7% of target*

Relative Performance of Sales Goal	**+**	**Relative Performance of Net Income Goal**	**=**	**Simplification**	**=**	**Sum of Each Term**

The table below indicates each NEOs 2010 target award and the actual award paid under the MIP:

Executive and Position	Target Award (% of Salary)	Target Award	Actual Incentive Award Paid in March 2011	Actual Award As a % of Target Award
Laura J. Sen President and Chief Executive Officer	75%	$737,020	$697,811	94.7%
Frank D. Forward Executive Vice President and Chief Financial Officer	30%	$153,462	$145,298	94.7%
Thomas F. Gallagher. Executive Vice President, Club Operations	30%	$153,078	$144,934	94.7%
Christina M. Neppl Executive Vice President, Merchandising and Logistics	30%	$140,164	$132,707	94.7%
Lon F. Povich Executive Vice President, General Counsel and Secretary	30%	$131,717	$124,710	94.7%

3. 2010 Equity-based Compensation

In designing the equity compensation program for 2010, the ECC was cognizant of several factors within our recent history and overall strategy of providing market-based compensation to our management team:

- long-term incentives are the best way to align management performance and shareholder value,
- in 2007, we made both one-time grants and annual grants of a size necessary to attract and/or retain the management team necessary to lead the turnaround at BJ's,
- the GIP plan paid out a long-term incentive for our executive team only once in the last five years, and thus served as a very weak incentive. The failure to meet the GIP targets was the result of weak performance in the early years of those award cycles under the GIP, prior to the hiring of our current management team.
- a grant of restricted stock will have some value, and thus grants of restricted shares need not replace a full GIP payment at target, and
- in 2008 we settled on a market-based, dollar value for grants of time-based and performance-based restricted shares which had served as our long-term compensation vehicle, replacing the prior combination of GIP awards and restricted stock grants. Our current approach reflects our belief that equity awards serve to align the interests of our executives with those of our shareholders and that a mix of performance-based and time-based awards provides a focus on linking pay and performance as well as providing a retention vehicle for key executives.

On May 25, 2010, we granted each of our NEOs restricted shares, all of which were subject to three years of continued service and one-half of which were also subject to an additional performance hurdle described in the following paragraph. We granted Ms. Sen 59,148 restricted shares with an approximate value of $2,250,000 on the date of grant . We believe that this award, which positions her at the 25th percentile versus the marketplace, was appropriate given that she is relatively new in the role as President and CEO. For our other four NEOs, the ECC approved share grants with approximately the same dollar value on the date of grant as the restricted shares granted to those individuals in May 2009, which continued to place their total direct compensation between the 25th and 50th percentile of the peer group, as explained on page 34. Accordingly, each such NEO was granted 17,350 restricted shares with an approximate value of $660,000 on the grant date.

While restricted shares may increase or decrease in value as a result of market performance of our stock, the ECC believed that it was important to add, as we had in 2008 and 2009, an additional performance hurdle of a cumulative three-year net income or cumulative earnings per share improvement to one-half of the May 2010 restricted share grants to our NEOs. There is a down slope on the vesting such that if BJ's fails to meet the total dollar amount of the three-year net income improvement or earnings per share improvement, fewer shares will vest. No performance shares will vest if BJ's falls short of the total three-year net income improvement by approximately 3.85% or short of the earnings per share improvement by approximately 9.0%. Given BJ's performance in the first year of the three-year cycle, we believe that it is probable that the target three-year net income improvement will be met.

Displayed in tabular form, in 2010 BJ's NEOs received the following restricted stock awards:

Executive and Position	Grant Subject to Performance Hurdle and Continued Service	Grant Subject to Continued Service	Total Grant
Laura J. Sen, President and Chief Executive Officer	29,574	29,574	59,148
Frank D. Forward, Executive Vice President and Chief Financial Officer	8,675	8,675	17,350
Thomas F. Gallagher, Executive Vice President, Club Operations	8,675	8,675	17,350
Christina M. Neppl, Executive Vice President, Merchandising and Logistics	8,675	8,675	17,350
Lon F. Povich, Executive Vice President, General Counsel and Secretary	8,675	8,675	17,350


Proxy Statement

6. Executive Retirement Plan

On February 3, 2010, the ECC approved retirement contributions for fiscal 2010 of five percent (net of taxes) of base salary for executive officers of the Company under the ERP.

7. Target Compensation

The following table outlines each NEOs position versus market median. The relationship to market medians outlined below was estimated based on a competitive assessment conducted as of February 2010 for NEOs other than the CEO. The CEO's position versus market median is based on market data provided by Towers Perrin as of February 2010, and thereafter reviewed by Mercer. Market data for the assessments reflect compensation data obtained from proxy filings for the peer group disclosed on page 29 and were used to evaluate pay decisions made for fiscal year 2010. The table below includes information for base salary (representing actual base salary for 2010), total target cash compensation (2010 base + target MIP opportunity) and total direct compensation (base + target MIP + actual annual equity awards made in 2009 with respect to 2010).

Position vs. Peer Group Median (50th Percentile, i.e. 100% is equal to Peer Group Median)

Executive and Position	Base Salary	Total Cash Compensation	Total Direct Compensation
Laura J. Sen President and Chief Executive Officer	88%	76%	70%
Frank D. Forward Executive Vice President and Chief Financial Officer	84%	65%	67%
Thomas G. Gallagher Executive Vice President, Club Operations	80%	61%	53%
Christina M. Neppl Executive Vice President, Merchandising and Logistics	67%	51%	57%
Lon F. Povich Executive Vice President, General Counsel and Secretary	74%	57%	52%

- In general, BJ's base salaries align with market median for all NEOs and are consistent with BJ's compensation philosophy targeting compensation between the 50th and 75th percentile of the peer group. Only Ms. Neppl's salary is significantly below peer market median, which reflects her relatively recent promotion to her position.
- BJ's target total cash compensation is 24% to 49% below market median. Target opportunity is below median, but payout range allows for increased payout for superior performance to support the pay-for-performance intent of the MIP plan, and the possibility of appreciation of restricted stock over time. In addition, Ms. Sen and Ms. Neppl are relatively new in their positions, and the comparisons for Messrs. Gallagher and Povich are more difficult as their positions often do not appear in the NEO lists of the peer group.

IV. Closing Comments

Taken as a whole, BJ's believes that it has put in place a management team to continue to lead BJ's for the future. Using our traditional compensation elements, the ECC has created an incentive package for BJ's NEOs that the ECC believes is in the best interest of our shareholders and consistent with market practices of peer companies.

Executive Compensation Committee Report

The Executive Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with BJ's management. Based on this review and discussion, the Executive Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

By the Executive Compensation Committee of the Board of Directors of BJ's Wholesale Club, Inc.

Michael J. Sheehan, *Chair*
Christine M. Cournoyer
Edmond J. English
Leonard A. Schlesinger

Compensation of Executives

The following table shows the compensation paid during the last three fiscal years to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers as of January 29, 2011. These five people are referred to in this proxy statement as our named executive officers, or NEOs.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Laura J. Sen	2010	982,693	—	2,249,990	697,811	115,824	4,046,318
President and Chief	2009	900,000	179,783	2,500,004	1,226,582	107,258	4,913,627
Executive Officer	2008	675,000	—	1,895,861	506,493	87,833	3,165,187
Frank D. Forward	2010	511,539	—	659,994	145,298	70,236	1,387,067
Executive Vice President and	2009	486,347	—	658,241	531,912	66,449	1,742,949
Chief Financial Officer	2008	463,462	—	658,266	208,659	66,297	1,396,684
Thomas F. Gallagher	2010	510,260	—	659,994	144,934	70,588	1,385,776
Executive Vice President,	2009	479,616	52,184	658,241	477,054	66,087	1,733,182
Club Operations	2008	448,588	—	658,266	201,947	65,287	1,374,088
Christina M. Neppl	2010	467,212	—	659,994	132,707	63,802	1,323,715
Executive Vice President,	2009	416,154	46,057	658,241	426,038	57,646	1,604,136
Merchandising and Logistics							
Lon F. Povich	2010	439,058	—	659,994	124,710	61,470	1,285,232
Executive Vice President,	2009	414,616	46,939	658,241	440,811	59,756	1,620,363
General Counsel and Secretary	2008	388,462	—	658,266	174,892	56,812	1,278,432

(1) Includes amounts deferred at the direction of the executive officer pursuant to our General Deferred Compensation Plan, see page 38.

(2) For a discussion of this one-time bonus see pages 28-29 of our 2009 Proxy.

(3) The amount in this column is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (formerly FAS 123R) for grants made in the applicable year. The assumptions used in valuing restricted stock awards are described under the caption "Stock Incentive Plans" in note 8 to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended January 29, 2011. For 2010, half of the amount in this column relates to awards with performance conditions, and the other half of the amount relates to awards that vest based solely on continued service by the executive officer. For awards with performance conditions, the amount in the table is grant date fair value based upon the probable outcome of such conditions. For 29,574 and 8,675 shares granted in 2010 to Ms. Sen and to each executive officer, respectively, the value of the award at the grant date assuming the highest level of performance conditions would be achieved was $1,124,995 and $329,997 (which are the amounts included in the table above). For 16,438 and 9,017 shares granted in 2009 to Ms. Sen and to each executive officer, respectively, the value of the award at the grant date assuming the highest level of performance conditions would be achieved was $599,987 and $329,120 (which are the amounts included in the table above). For 11,937 and 8,485 shares granted in 2008 to Ms. Sen and to each executive officer, respectively, the value of the award at the grant date assuming the highest level of performance conditions would be achieved was $463,036 and $329,133 (which are the amounts included in the table above).

(4) The amounts in the "Non-Equity Incentive Plan Compensation" column represent amounts paid under the MIP in April of 2009, 2010, and 2011 based on the performance of the Company in fiscal 2008, 2009, and 2010, respectively, and the amounts paid under the GIP in April 2010.

(5) The amounts in the "All Other Compensation" column for fiscal 2010 consist of the following:

	Perquisites		All Other Compensation			
	Auto Allowance ($)	Financial Counseling ($)	401(k) Plan Match ($)	Life Insurance ($)	ERP Contribution ($)(a)	Tax Gross-Ups for ERP Contribution ($)
Laura J. Sen	20,565	—	7,350	5,785	49,135	32,989
Frank D. Forward	15,374	1,000	7,350	3,763	25,577	17,172
Thomas F. Gallagher	15,374	300	7,350	4,922	25,513	17,129
Christina M. Neppl	15,374	—	7,350	2,033	23,361	15,684
Lon F. Povich	15,374	—	7,350	2,054	21,953	14,739

GRANTS OF PLAN-BASED AWARDS DURING FISCAL 2010

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Name of Plan	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Laura J. Sen	2007 SIP	5/25/10	—	—	—	—	—	—	29,574(3)	—	—	1,124,995
	2007 SIP	5/25/10	—	—	—	—	29,574(4)	29,574(4)	—	—	—	1,124,995
	MIP		—	737,020	1,474,040	—	—	—	—	—	—	
Frank D. Forward	2007 SIP	5/25/10	—	—	—	—	—	—	8,675(3)	—	—	329,997
	2007 SIP	5/25/10	—	—	—	—	8,675(4)	8,675(4)	—	—	—	329,997
	MIP		—	153,462	306,924	—	—	—	—	—	—	
Thomas F. Gallagher	2007 SIP	5/25/10	—	—	—	—	—	—	8,675(3)	—	—	329,997
	2007 SIP	5/25/10	—	—	—	—	8,675(4)	8,675(4)	—	—	—	329,997
	MIP		—	153,078	306,156	—	—	—	—	—	—	
Christina M. Neppl	2007 SIP	5/25/10	—	—	—	—	—	—	8,675(3)	—	—	329,997
	2007 SIP	5/25/10	—	—	—	—	8,675(4)	8,675(4)	—	—	—	329,997
	MIP		—	140,164	280,328	—	—	—	—	—	—	
Lon F. Povich	2007 SIP	5/25/10	—	—	—	—	—	—	8,575(3)	—	—	329,997
	2007 SIP	5/25/10	—	—	—	—	8,675(4)	8,675(4)	—	—	—	329,997
	MIP		—	131,717	263,434	—	—	—	—	—	—	

(1) See pages 24-25 for a description of the MIP. See the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above for the amounts earned in fiscal 2010 under the MIP.

(2) The amounts shown in this column represent the grant date fair value of each equity award (based upon the probable outcome of the performance conditions as of the grant date in the case of performance-based awards) as determined in accordance with FASB ASC Topic 718.

(3) Represents grant of restricted stock which vests in full two business days after the release of the Company's May 2013 sales, subject to continued employment through the date of vesting.

(4) Represents grant of restricted stock which vests in full two business days after the release of the Company's May 2013 sales, subject to the achievement of certain net income or EPS targets.

OUTSTANDING EQUITY AWARDS AT FISCAL 2010 YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value Of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Laura J. Sen	75,000(2)	25,000(2)	32.20	3/9/2017	36,938(3)	1,606,803	11,937(4)	519,260
	—	—	—	—	42,962(5)	1,868,847	16,438(7)	715,053
	—	—	—	—	16,438(6)	715,053	29,574(9)	1,286,469
	—	—	—	—	29,574(8)	1,286,469	—	—
Frank D. Forward	25,000	—	45.30	9/25/2011	8,485(3)	369,098	8,485(4)	369,098
	30,000	—	23.03	9/12/2012	9,017(6)	392,240	9,017(7)	392,240
	50,000	—	23.62	5/28/2014	8,675(8)	377,363	8,675(9)	377,363
	100,000	—	32.20	3/9/2017	—	—	—	—
Thomas F. Gallagher	56,250(2)	18,750(2)	32.20	3/9/2017	8,485(3)	369,098	8,485(4)	369,098
	—	—	—	—	9,017(6)	392,240	9,017(7)	392,240
	—	—	—	—	8,675(8)	377,363	8,675(9)	377,363
Christina M. Neppl ...	3,500	—	25.25	12/2/2013	15,985(3)	695,348	8,485(4)	369,098
	12,000	—	27.32	9/29/2014	9,017(6)	392,240	9,017(7)	392,240
	20,000	—	30.11	5/26/2015	8,675(8)	377,363	8,675(9)	377,363
	20,000	—	29.68	5/24/2016	—	—	—	—
Lon F. Povich	37,500(2)	12,500(2)	32.20	3/9/2017	8,485(3)	369,098	8,485(4)	369,098
	—	—	—	—	9,017(6)	392,240	9,017(7)	392,240
	—	—	—	—	8,675(8)	377,363	8,675(9)	377,363

(1) The value was calculated by multiplying the number of shares by $43.50, the closing market price of our Common Stock on January 28, 2011, the last trading day of our fiscal year.

(2) Original grant has vested 75% of the underlying shares. Remaining shares vested in full on March 9, 2011.

(3) Vests in full two days after the later of the release of the Company's first quarter fiscal 2011 earnings, or May 22, 2011, subject to continued employment through the date of vesting.

(4) Vests in full two business days after the later of the release of the Company's first quarter fiscal 2011 earnings, or May 22, 2011, subject to the achievement of certain net income or EPS targets.

(5) Vests in full two business days after the release of the Company's fiscal 2011 earnings, subject to continued employment through the date of vesting.

(6) Vests in full two business days after the later of the release of the Company's first quarter fiscal 2012 earnings, or May 21, 2012, subject to continued employment through the date of vesting.

(7) Vests in full two business days after the later of the release of the Company's first quarter fiscal 2012 earnings, or May 21, 2012, subject to the achievement of certain net income or EPS targets.

(8) Vests in full two business days after the release of the Company's May 2013 sales, subject to continued employment through the date of vesting.

(9) Vests in full two business days after the release of the Company's May 2013 sales, subject to the achievement of certain net income or EPS targets.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2010

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Received Upon Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Laura J. Sen	—	—	50,000	1,786,700
Frank D. Forward	40,000	249,783	50,000	1,934,300
Thomas F. Gallagher	59,250	414,311	45,000	1,616,950
Christina M. Neppl	—	—	7,500	288,075
Lon F. Povich	—	—	23,500	853,575

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

NONQUALIFIED DEFERRED COMPENSATION DURING FISCAL 2010

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Laura J. Sen	—	—	—	—	—
Frank D. Forward	—	—	6,225	—	190,291
Thomas F. Gallagher	—	—	—	—	—
Christina M. Neppl	—	—	—	—	—
Lon F. Povich	—	—	—	—	—

General Deferred Compensation Plan

BJ's maintains the General Deferred Compensation Plan to provide our non-employee directors and selected employees the opportunity to defer receipt of certain compensation in order to build savings. Under this plan, eligible employees may elect to defer all or any part of (a) base salary, (b) payments under the MIP or the GIP, (c) in the case of non-employee directors, any annual retainer, meeting fees or equity awards, and (d) subject to exceptions as the ECC may provide, other compensation payable to a participant.

Under the plan, eligible participants make deferral elections which will include (a) the amount or percentage of the eligible compensation to be deferred, (b) the date on which, or the event following which payment of such deferred compensation is to commence, (c) the payment period and schedule, and (d) any designated beneficiaries. Deferred amounts earn interest compounded monthly at a rate equal to the average of the yield quoted in the Wall Street Journal for twelve months prior to the start of the fiscal year on United States Treasury Notes with periods of remaining maturity of not less than, but closest to, ten years. The rate in 2010 was 3.34%. In the case of hardship or unusual circumstance, the ECC may upon request modify any deferral election previously made under the plan. Among the NEOs and directors, only Dr. Danos and Mr. Sheehan deferred amounts under this plan in 2010. Mr. Forward's "Aggregate Earnings" reflect interest on his aggregate balance, at market rates. He made no additional deferrals in 2010.

Management Incentive Plan

Officers and other key employees, as designated by the ECC, are eligible to receive incentive cash awards under the Management Incentive Plan ("MIP") based upon the level of achievement of performance goals for the Company's fiscal year. All executive officers as well as approximately 3,000 other employees of the Company currently participate in the MIP.

During the time period prescribed by Section 162(m) of the Code with respect to each annual performance period, the ECC establishes the MIP performance goals and corresponding target awards based on one or more of the following objective performance criteria and measurements: operating income, pre-tax income, net income, gross profit dollars, costs, any of the preceding measures as a percent of sales, earnings per share, sales, net assets, return on assets or net assets, return on equity, return on investment, return on invested capital, cash flow, total shareholder return, gross margin, earnings before interest, taxes, depreciation and/or amortization and market share. Such goals, criteria and target awards may (i) be absolute or relative in their terms or measured against or in relationship to other companies or a market index, (ii) vary among participants; and (iii) be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works. Such performance criteria may include or exclude (in whole or in part) income or loss from, or other effects of, sales of gasoline.

Awards are based upon the level of achievement of the established performance goals. The ECC reviews the payout calculations after the year's financial results have been audited and certifies the amount of any awards to be paid. Awards are paid in cash as soon as practicable after the performance period, but no later than the last day of the calendar year in which occurs the end of the performance period, except to the extent deferred under the Company's General Deferred Compensation Plan. Achievement of all of the performance goals results in the payment of a participant's target award. Failure to achieve the performance goals results in a decrease or elimination of the participant's award. Exceeding the performance goals results in an award greater than the target award, up to the maximum award. The ECC may exercise its discretion to reduce an award and may provide for automatic modifications in the minimum, target and maximum award opportunities in the event of a change in the participant's position.

No participant may receive a MIP award in excess of $1,500,000 in any calendar year. Under the MIP, the ECC may not make any adjustments to the performance criteria to increase the incentive payment to executive officers subject to Section 162(m) of the Code, except to make appropriate adjustments in the event of certain specified types of transactions, provided that in no case shall any such adjustment be made if it would cause an award to no longer qualify as performance-based compensation under Section 162(m) of the Code.

The ECC has full power to administer and interpret the MIP and to establish rules for its administration. The ECC or the Company's Board of Directors may amend, suspend or terminate the MIP at any time.

Growth Incentive Plan

Employees in management positions in the Company, as selected by the ECC, are eligible to receive cash awards under the Growth Incentive Plan ("GIP"). All executive officers as well as approximately 50 other employees of the Company, participated in the FYE07-09 cycle of the GIP.

Each participant in the GIP is eligible to receive a cash award for each award period, which consists of a certain number of fiscal years. Each participant's cash award corresponds to the Company's level of performance or growth of the change metric during such award period. Such growth is determined using the same objective measures set forth above for the MIP.

Awards are based upon the level of achievement of the established performance goals. The ECC reviews the payout calculations after the financial results for the award period have been audited and certifies the amount of any awards to be paid. Awards are paid in cash as soon as practicable after the award period, but no later than the last day of the calendar year in which the end of the award period occurs, except to the extent deferred under the Company's General Deferred Compensation Plan. The ECC may exercise its discretion to reduce an award and may provide for automatic modifications of the incentive units granted to a participant in the event of a change in the participant's position.

No participant may receive a GIP award in excess of $2,500,000 in any calendar year. Under the GIP, the ECC may not make any adjustments to the performance criteria to increase the incentive payment to executive officers subject to Section 162(m) of the Code, except to make appropriate adjustments in the event of certain specified types of transactions; provided that in no case shall any such adjustment be made if it would cause an award to no longer qualify as performance-based compensation under Section 162(m) of the Code.

In the event of a change of control, GIP participants are entitled to a cash award based on the Company's performance for that portion of the award period immediately preceding the change of control.

The ECC has full power to administer and interpret the GIP and to establish rules for its administration. The ECC or the Company's Board of Directors may amend, suspend or terminate the GIP at any time.

2007 Stock Incentive Plan

On May 24, 2007, at the 2007 Annual Meeting of Shareholders of the Company, BJ's shareholders approved the adoption of our 2007 Stock Incentive Plan. As of May 24, 2007, the 2007 Plan replaced BJ's 1997 Stock Incentive Plan (the "1997 Plan") and no further grants were made under the 1997 Plan. On May 25, 2010, at the 2010 Annual Meeting of Shareholders of the Company, BJ's Shareholders approved certain amendments to the plan. (In this section the 2007 Stock Incentive Plan, as amended, is referred to as the "2007 Plan.")

Awards may be made under the 2007 Plan for up to 7,500,000 shares of BJ's common stock (subject to adjustment for changes in capitalization, including stock splits and other similar events). Awards under the 2007 Plan may include restricted stock, unrestricted stock, stock appreciation rights, performance shares or other equity-based awards.

The 2007 Plan provides that all "full value" awards, which generally means awards other than stock options and stock appreciation rights, will count against the 7,500,000 maximum shares issuable under the 2007 Plan at a ratio of two to one. Stock options and stock appreciation rights will count against shares issuable at a ratio of one to one.

If an award expires, terminates, is cancelled or otherwise results in shares not being issued, the unused shares covered by such award will generally become available for future grants under the 2007 Plan.

Under the 2007 Plan, stock options must be granted at an exercise price equal to or greater than the closing price of BJ's common stock on the date of grant. Options may not be granted for a term in excess of ten years.

The 2007 Plan generally requires that all stock options have a minimum one-year vesting period. In general, restricted stock awards that vest solely on the passage of time may not vest sooner than ratably over three years and such awards that do not vest solely on the passage of time may not vest prior to the first anniversary of the grant.

Severance Benefits under Employment Agreements

The Company recognizes that from time-to-time circumstances may result in the involuntary termination of a key executive's employment with BJ's. If this occurs, the Company wishes to assure the executive that he or she will receive a fair severance pay and benefit arrangement. Such assurance is required to hire the executive talent required by the organization and to maintain executive management continuity.

We have entered into employment agreements with each of our NEOs with the following dates:

Executive and Position	Date of Agreement
Laura J. Sen President and Chief Executive Officer	February 1, 2009, amended December 21, 2009 and December 20, 2010
Frank D. Forward Executive Vice President and Chief Financial Officer	April 3, 2007, as amended and restated on August 1, 2008, and as amended on December 14, 2009 and December 20, 2010
Thomas F. Gallagher Executive Vice President, Club Operations	April 3, 2007, as amended on December 21, 2009 and December 20, 2010
Christina M. Neppl Executive Vice President, Merchandising and Logistics	January 15, 2008, as amended on December 18, 2009 and December 20, 2010
Lon F. Povich Executive Vice President, General Counsel and Secretary	June 3, 2007, as amended on December 14, 2009 and December 20, 2010

Pursuant to these employment agreements, our NEOs are entitled to receive the following severance pay and benefit arrangements, subject to the executive entering into a binding and irrevocable release of claims and separation agreement prepared by the Company:

- Two years of salary, auto allowance and medical, dental, and life insurance in effect immediately prior to the termination of employment for reasons other than voluntary, for cause or disability for all NEOs.
- MIP payments: Termination of employment for any reason, other than cause, prior to the last day of the performance period will entitle a participant to pro-rata payments for the term of service.

Under the plans and plan documents governing our compensation plans, upon termination of employment our NEOs are also entitled to receive:

- GIP payments: Termination of employment for any reasons other than death, disability or retirement prior to the end of the award period will not entitle the participant to any rights under the GIP, and the participant will not be entitled to receive payment with respect to any incentive unit.
- Restricted Shares:
  - As part of Mr. Forward's grants, issued in conjunction with the entering into of his employment agreements, in April 2007, the ECC agreed with Mr. Forward that all outstanding shares of restricted stock granted prior to June 1, 2008 would vest in full at the time of his termination, unless he was terminated for cause.
  - As to the other NEOs, and as to all other grants to Mr. Forward, all outstanding shares of restricted stock are forfeited upon termination of employment.
- Stock Options: All vested and unexercised stock options are exercisable up to 90 days after termination of employment; and all unvested shares of a stock option grant will continue to vest for a period of one year after the date of termination of employment due to death, disability or normal retirement, but in no event may the stock options be exercised after the expiration date.
- ERP: All eligible participants are entitled to receive an annual contribution if employed through the last day of the plan year or if termination of employment occurred during the plan year due to retirement on or after the attainment of age 55, with 10 years of service or disability.

Benefits under Change of Control Severance Agreements

As part of a comprehensive package to attract and retain a talented executive team, and consistent with market practices, we have also entered into change of control severance agreements with each of our NEOs that provide benefits upon a change of control or potential change of control, including severance benefits if the executive officer is terminated following such event. A change of control means, in summary: (i) the acquisition by a party or a group of 20% or more of the outstanding stock of the Company; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors; (iii) the acquisition of the Company by means of a reorganization, merger, consolidation or asset sale, unless the holders of our common securities continue to own at least 60% of the surviving entity, no party or group owns 20% or more of the surviving entity and a majority of the Board of the surviving entity are BJ's directors; or (iv) the approval of a liquidation or dissolution of the Company. A potential change of control means, in summary: (i) the Company enters into an agreement that would result in a change of control; or (ii) the Board of Directors adopts a resolution that a potential change of control has occurred. The change of control severance agreements with our NEOs generally provide as follows:

- Within 30 days after the earlier of a change of control or a potential change of control, all NEOs who are participating in the GIP or MIP will receive payment of the MIP prorated at target for the performance period and payment of the GIP prorated based on actual results for the performance period to the date of the change of control or potential change of control, whichever is earlier.
- Within 30 days following a qualified termination of employment, which is generally defined as termination by the Company other than for cause, by the executive for good reason (as described in further detail below) or by reason of death, incapacity or disability, after a change of control, and only if there is such a qualified termination of employment, all NEOs are entitled to receive, to the extent not already received as severance benefits under their employment agreements, three times the following salary, auto allowance and MIP payments:
    - *Salary*: the highest of the executive's base salary in effect immediately prior to the date of termination, immediately prior to the change of control, or in effect within 180 days before the change of control, offset by any payments made under any long-term disability plan for the three years following the termination of employment.
    - *Auto Allowance*: the highest of the executive's auto allowance in effect immediately prior to the date of termination, immediately prior to the change of control, or in effect within 180 days before the change of control.
    - *MIP*: the executive's target payment under the MIP.
    - Following a qualified termination of employment, all NEOs are entitled to receive three years of medical and life insurance at the highest level provided to the executive either immediately prior to the change of control or within 180 days before the change of control. In addition, in certain circumstances, all NEOs will continue to receive disability benefits and insurance at the same level that they received prior to termination of employment.

In addition, in the case of a change of control:

- Stock options can be substituted with shares of the acquiring company and become immediately exercisable, and all outstanding shares of restricted stock become free of all restrictions.
- The ERP account balance will become fully vested without regard to years of service. The fiscal base earnings will be annualized for the year in which the change of control occurs, and the contribution percent will be based on the average contribution percent for the preceding three years or, if fewer, the NEO's years of service.

Termination for good reason means, in summary, the voluntary termination by the executive officer of his or her employment within 120 days after (a) a diminution in the executive's position, authority or responsibilities,

(b) a reduction in his or her compensation or benefits, (c) any purported termination for cause in which the Company does not follow the procedure set forth in the change of control severance agreement, (d) a relocation of the executive, and (e) any breach by the Company of the change of control severance agreement.

In March 2011, following an analysis of the potential impact of the tax provisions currently contained in the Company's Change of Control Severance Agreements, the ECC approved amendments to these agreements, including those with our NEOs. Prior to the amendments, the agreements provided for an automatic reduction of the benefits an executive would receive to the extent such benefits would result in the imposition of an excise tax on the executive by reason of sections 280G and 4999 of the Internal Revenue Code. As amended, the agreements now provide that if an executive would receive at least $25,000 more on an after-tax basis by receiving all of the benefits under the agreements, then the benefits payable to the executive will not be reduced. In this case, the executive would receive the full benefits and be personally liable for payment of the excise tax imposed. As was the case prior to the amendments, the Company is not, under any circumstance, obligated to provide a tax gross-up payment to any executive.

Potential Payments Upon Termination or Change of Control

The following table describes the potential payments and benefits upon a termination without cause by BJ's for each of the NEOs as if their employment was terminated as of January 29, 2011:

Potential Payments and Benefits Upon Termination Without Cause

Name	Salary Continuation	Auto Allowance	Benefits Continuation	Estimated Total Value of Equity Acceleration(1)	Total Termination Benefits
Laura J. Sen	$2,000,000	$41,130	$31,705	$8,280,454	$10,353,289
Frank D. Forward	$1,030,000	$30,748	$36,505	$2,277,399	$ 3,374,652
Thomas F. Gallagher	$1,029,000	$30,748	$20,162	$2,489,274	$ 3,569,184
Christina M. Neppl	$ 950,000	$30,748	$33,028	$2,277,399	$ 3,291,175
Lon F. Povich	$ 884,000	$30,748	$33,076	$2,418,649	$ 3,366,473

(1) Includes options and shares of restricted stock. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $43.50, the closing market price of our common stock on January 28, 2011 (the last trading day prior to January 29, 2011), and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $43.50.

The following table describes the potential payments and benefits upon a termination by reason of death or disability for each of the NEOs as if their employment was terminated as of January 29, 2011:

Potential Payments and Benefits Upon Termination by Reason of Death or Disability

Name	Estimated Total Value of Equity Acceleration(1)	Total Termination Benefits
Laura J. Sen	$ 0	$ 0
Frank D. Forward	$738,195	$738,195
Thomas F. Gallagher	$ 0	$ 0
Christina M. Neppl	$ 0	$ 0
Lon F. Povich	$ 0	$ 0

(1) Includes options and shares of restricted stock. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $43.50, the closing market price of our common stock

on January 28, 2011 (the last trading day prior to January 29, 2011), and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $43.50.

The following table describes the potential payments and benefits to each of the NEOs upon a change of control or potential change of control as if the change of control had occurred on January 29, 2011:

Potential Payments and Benefits Upon a Change of Control

Name	MIP Target Award	Estimated Total Value of Equity Acceleration(1)	Total Change of Control Benefits
Laura J. Sen	$737,020	$8,280,454	$9,017,474
Frank D. Forward	$153,462	$2,277,399	$2,430,861
Thomas F. Gallagher	$153,078	$2,489,274	$2,642,352
Christina M. Neppl	$140,164	$2,277,399	$2,417,563
Lon F. Povich	$131,717	$2,418,649	$2,550,366

(1) Includes options and shares of restricted stock. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $43.50, the closing market price of our common stock on January 28, 2011 (the last trading day prior to January 29, 2011), and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $43.50.

The following table describes the potential additional payments and benefits upon an involuntary termination for each of the NEOs as if their employment was terminated following a change of control or potential change of control as of January 29, 2011:

Potential Additional Payments and Benefits Upon Termination Following a Change of Control

Name	Salary Continuation	MIP	Auto Allowance	Benefits Continuation	Total Additional Termination Benefits
Laura J. Sen	$3,000,000	$2,250,000	$61,695	$47,557	$5,359,252
Frank D. Forward	$1,545,000	$ 463,500	$46,121	$54,757	$2,109,378
Thomas F. Gallagher	$1,543,500	$ 463,050	$46,121	$30,243	$2,082,914
Christina M. Neppl	$1,425,000	$ 427,500	$46,121	$49,542	$1,948,163
Lon F. Povich	$1,326,000	$ 397,800	$46,121	$49,614	$1,819,535

Amounts in the preceding two change of control tables assume that the executives received the full payment without any reduction applied. As discussed above, in March 2011, the ECC approved amendments to the Change of Control Severance Agreements. Prior to the amendments, the agreements provided for an automatic reduction of the benefits an executive would receive to the extent such benefits would result in the imposition of an excise tax on the executive by reason of sections 280G and 4999 of the Internal Revenue Code. As of March 2011, the agreements provide that if an executive would receive at least $25,000 more on an after-tax basis by receiving all of the benefits under the agreements, then the benefits payable to the executive will not be reduced. In this case, the executive would receive the full benefits and be personally liable for payment of the excise tax imposed.

Compensation Committee Interlocks and Insider Participation

During 2010, the members of the Executive Compensation Committee were Edmond J. English, Michael J. Sheehan, Christine M. Cournoyer and Leonard A. Schlesinger (and, prior to his retirement on May 24, 2010,S. James Coppersmith). None of the members of the ECC was at any time during 2010, or formerly, an officer or employee of the Company. None of the Company's executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as one of our directors or a member of the ECC.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under the Company's equity compensation plans as of January 29, 2011:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	839,000	30.17	3,715,000(1)
Equity compensation plans not approved by security holders(2)	—	—	—
Total	839,000	30.17	3,715,000

(1) As of January 29, 2011, the number of securities remaining for future issuance consists of 3,715,000 shares issuable under the Company's 2007 Stock Incentive Plan, which was approved by the Company's shareholders. Awards under the 2007 Stock Incentive Plan may include restricted stock, unrestricted stock, stock appreciation rights, performance shares or other equity-based awards, as the Board of Directors may determine.

(2) The Company has no equity compensation plans not approved by security holders.

Indemnification Agreements

The Company has entered into agreements with each of its directors and executive officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that he or she is or was a director or officer of the Company or served at the Company's request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except to the extent Delaware law permits broader contractual indemnification. The indemnification agreements provide procedures, presumptions and remedies designed to substantially strengthen the indemnity rights beyond those provided by the Company's Amended and Restated Certificate of Incorporation and by Delaware law.

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2011. Although shareholder approval of the selection of PricewaterhouseCoopers LLP is not required by law, the Company's Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection. If this proposal is not approved by the Company's shareholders at the annual meeting, the Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. Even if the selection of PricewaterhouseCoopers LLP is ratified, the Audit Committee, in its discretion, may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from shareholders.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2011.

PROPOSAL THREE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required under the newly enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we are providing our shareholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our NEOs as disclosed in this proxy statement.

Our executive compensation programs are designed to attract, motivate, and retain our executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of our annual and longer-term financial and strategic goals and for driving corporate financial performance and stability. The programs contain elements of cash and equity-based compensation and are designed to align the interests of our executives with those of our shareholders. The "Executive Compensation" section of this proxy statement beginning on page 21, including "Compensation Discussion and Analysis," describes in detail our executive compensation programs and the decisions made by the ECC with respect to the fiscal year ended January 29, 2011.

As we describe in the Compensation Discussion and Analysis, our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders. The ECC believes this link between compensation and the achievement of our annual and longer-term business goals has helped drive our performance over time. At the same time, we believe our program does not encourage excessive risk-taking by management. In 2010, all of our NEOs received compensation packages below the median of our peer group.

Our Board of Directors is asking shareholders to approve a non-binding advisory vote on the following resolution:

RESOLVED: That, the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this proxy statement, is hereby approved.

As an advisory vote, this proposal is not binding. Neither the outcome of this advisory vote nor of the advisory vote included in Proposal Four overrules any decision by the Company or the Board of Directors (or any committee thereof), creates or implies any change to the fiduciary duties of the Company or the Board of Directors (or any committee thereof), or creates or implies any additional fiduciary duties for the Company or the Board of Directors (or any committee thereof). However, our ECC and Board of Directors value the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL FOUR

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act, which added Section 14A to the Exchange Act, provides shareholders with the opportunity to indicate, on a non-binding, advisory basis, their preference as to the frequency of future say on pay votes, often referred to as "say when on pay." For this proposal, shareholders can indicate whether they would prefer that we hold future advisory votes on executive compensation every one, two or three years, or they may abstain.

Consistent with our view that our executive compensation program should serve as an incentive and retention tool, we take a long-term view of executive compensation and encourage our stockholders to do the same. The Board recommends that future advisory votes on executive compensation should be held every three years, or on a triennial basis, so that the next advisory vote would be held at our annual meeting of shareholders in 2014.

The Executive Compensation Committee has designed our executive compensation program to reward performance over a multi-year period. As set out in full in our Compensation Disclosure and Analysis, we believe that our pay is aligned with performance. Long–term incentives are an important element of our executive compensation program, including in recent years the grant of a substantial number of shares of performance-based restricted stock that vests based on the achievement of three-year performance goals. We believe that having an advisory vote on executive compensation every three years better correlates with these longer-term compensation programs and objectives and our business planning cycles.

Providing an advisory vote every three years gives shareholders and proxy advisory firms adequate time to evaluate the effectiveness of long-term compensation strategies and related business outcomes. It also provides the Executive Compensation Committee time to thoroughly respond to shareholder input and implement appropriate changes. Too-frequent executive compensation advisory votes may encourage short-term analysis of executive compensation. Annual or biennial executive compensation advisory votes also may not allow stockholders sufficient time to evaluate the effect of changes we make to executive compensation.

Finally, offering the advisory vote every three years will improve the ability of institutional funds that hold shares in a large number of public companies to exercise their voting rights in a more deliberate, thoughtful and informed way. We believe that institutions will be able to provide us with more meaningful input on our compensation program if they are not simultaneously required to evaluate the compensation program of every public company, every year.

We speak to our major shareholders on a regular basis, and we believe that those meetings and conversations provide an effective opportunity for our shareholders to provide input on our compensation systems and other matters. We encourage stockholders to contact the Board of Directors at any time to provide feedback about corporate governance or executive compensation matters.

Although the vote is non-binding, the Board and the Executive Compensation Committee will review the voting results in making a decision as to the policy to be adopted by the Board on the frequency of future advisory votes on executive compensation.

The Board of Directors recommends that shareholders vote for an advisory vote on executive compensation every THREE YEARS

PROPOSAL FIVE

SHAREHOLDER PROPOSAL REGARDING BIRD WELFARE

People for the Ethical Treatment of Animals (PETA), 501 Front Street, Norfolk, Virginia 23510, beneficial owner of 100 shares of common stock, has notified us that they intend to present a resolution at the annual meeting. **Your Board of Directors recommends a vote AGAINST this shareholder proposal.** As required by federal regulations, the resolution is included below exactly as submitted:

RESOLVED: that, to advance the company's financial interests and the welfare of chickens and turkeys killed for its restaurants, shareholders encourage the Board to purchase 100 percent of turkey from suppliers that use controlled-atmosphere killing (CAK), a less cruel method of slaughter, by the end of 2012, and to require the company's chicken suppliers to switch to CAK within four years.

Supporting Statement:

The industry is rapidly moving toward CAK in an effort to improve animal welfare, with numerous CAK turkey-processing plants already in operation and at least two chicken processers transitioning to CAK in 2011. It is only a matter of time until the rest of the industry follows suit and implements this improved method of slaughter.

BJ's Wholesale Club's suppliers' current slaughter method is cruel and inefficient. Consider the following:

- BJ's Wholesale Club's poultry suppliers use electric immobilization in their slaughterhouses. This involves shackling live birds, shocking them with electrified water in a "stun" bath, cutting their throats, and removing their feathers in tanks of scalding—hot water.
- Birds often suffer broken bones, bruising, and hemorrhaging during the shackling process, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Because the electric current in the "stun" bath is kept too low to effectively render birds unconscious, many have their throats cut while they are still able to feel pain.
- Birds are often scalded to death in defeathering tanks. When this happens, they often defecate, further decreasing yield and increasing the likelihood of contamination.
- Frenzied birds flap their wings, kick workers, and vomit and defecate on them, leading to increased worker injuries and illness and poor overall ergonomics.

CAK is better for the birds' welfare and more efficient. Consider the following benefits:

- With CAK, birds who are still in their transport crates are placed in chambers, where their oxygen is replaced with nonpoisonous gasses, putting them "to sleep".
- Every published report on CAK and numerous meat-industry scientific advisors—including Drs. Temple Grandin, Mohan Raj, and Ian Duncan—have concluded that it is superior to electric immobilization with regard to animal welfare.
- Because there is no live shackling or live scalding, product quality and yield are greatly improved and contamination is drastically decreased. And because workers never handle live birds, ergonomics improve, injury and illness rates decrease, and the opportunities for workers to abuse live birds are eliminated.

Many of BJ's Wholesale Club's competitors are moving to or already sourcing turkey or chicken from suppliers that use CAK, including Chipotle, Starbucks, KFCs in Canada, Ruby Tuesday, Subway, Quiznos, Kroger, A&P, Harris Teeter, Subway, and Winn-Dixie.

We urge shareholders to support this socially and ethically responsible resolution.

Management's Statement in Opposition to the Proposal

The safety and quality of the products we sell in our warehouse clubs is, and has always been, a top priority for us. An identical proposal was presented to the shareholders for vote at last year's annual meeting and only received the support of 1,064,709 shares out of 44,937,623 votes cast on this matter. For the same reasons as last year, we continue to oppose this proposal and do not believe this proposal is in the best interest of shareholders.

BJ's does not own, raise, transport or process poultry. We sell poultry that we purchase from our suppliers, which are primarily two of the three largest poultry processors in the United States (specifically, Perdue Incorporated, the third largest poultry processor in the United States, and Tyson Foods, Inc., the world's largest processor of chicken, beef and pork). As a purchaser, but not a processor, of poultry, we require that the livestock used to produce products sold in our BJ's clubs be raised, handled, transported and processed using procedures that are consistent with industry best practices and that comply with all applicable laws and all animal handling/ animal welfare guidelines as established by applicable industry associations.

Different humane methods exist for harvesting poultry, including the method of controlled-atmosphere killing referenced in the proposal. However, the research remains inconclusive as to whether controlled atmosphere killing is truly a better alternative to conventional stunning methods. The National Chicken Council released a statement on February 16, 2009 that said "According to scientists, there is no advantage in terms of animal welfare for gas killing systems for poultry compared to the conventional stunning systems used by the United States chicken industry. The industry feels that while gas systems are worthy of further study, there is no proven reason yet to move away from conventional stunning systems." In its most recent statement, the National Chicken Council stated "given the efficacy of electrical stunning systems and the questions surrounding gas stunning, it is likely that electrical systems will remain standard in the United States for the time being."

In light of the current state of the research in this area, we do not believe at this time that it is appropriate to give preference to suppliers that use controlled atmosphere killing as opposed to conventional stunning methods.

Accordingly, our Board recommends a vote AGAINST this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee consists of five directors, each of whom is independent as defined by the applicable standards of the NYSE. A description of the responsibilities of the Audit Committee is set forth above under the caption "The Board of Directors and its Committees-Audit Committee" on pages 9 to 10.

The Audit Committee has reviewed and discussed the Company's audited financial statements for fiscal 2010 with the management of the Company. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees), as amended, as adopted by the PCAOB. The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from the Company. The Audit Committee also considered whether the independent registered public accounting firm's provision of the other, non-audit related services to the Company which are referred to in "All Other Fees" on page 52 is compatible with maintaining such firm's independence.

Based on the review and the discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2011, for filing with the SEC.

By the Audit Committee of the Board of Directors of the Company

Thomas J. Shields, *Chair*
Helen Frame Peters
Paul Danos
Edmond J. English

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND OTHER MATTERS

Fees to Independent Registered Public Accounting Firm

The following table presents the fees and expenses of PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, for each of the last two fiscal years.

	Fiscal Year Ended	
	January 29, 2011	January 30, 2010
Audit Fees(1)	$1,380,080	$1,545,894
Audit-Related Fees(2)	50,420	60,306
Tax Fees(3)	35,944	81,106
All Other Fees (4)	3,394	201,607
Total	$1,469,838	$1,888,913

(1) Audit fees include the annual audit of the financial statements and Sarbanes-Oxley 404 attestations and reviews of the financial statements included in each of the Company's quarterly reports on Form 10-Q.

(2) Audit-related fees consisted principally of consultations concerning financial accounting and reporting standards as well as assurance and related services that are reasonably related to the performance of the audit and review of the Company's financial statements and which are not reported under "Audit Fees." These services in 2010 and 2009 included audits of the Company benefit plans.

(3) Tax fees consist of fees for tax compliance and tax advice and planning services. Tax compliance services, which relate to preparation of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $34,075 of the total tax fees billed in fiscal 2010 and $29,200 of the total tax fees billed in fiscal 2009. Tax advice and planning services relate to assistance with tax audits and appeals, and employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4) All other fees consist of $3,394 and $3,000 of licensing fees in 2010 and 2009, respectively, and $198,607 of advisory services related to the Company's information technology projects in 2009.

Pre-approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent registered public accounting firm. This policy generally provides that the Company will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the Chair of the Audit Committee the authority to approve any audit or non-audit services to be provided to the Company by its independent registered public accounting firm. Any approval of services by the Chair of the Audit Committee pursuant to this delegated authority is reported at the next meeting of the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Executive officers, directors and greater-than-ten-percent beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations regarding the filing of required reports, all Section 16(a) filing requirements applicable to its directors, executive officers and greater-than-ten-percent beneficial owners with respect to fiscal 2010 were met.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2012 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Exchange Act must be received by the Company no later than 5:00 p.m., Eastern Time, on December 9, 2011, in order to be considered for inclusion in the Company's proxy materials for that meeting. The Company suggests that proponents submit their proposals via registered or certified mail. Proposals should be addressed to Lon F. Povich, Secretary, BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, Massachusetts 01581.

The Company's by-laws require that the Company be given advance written notice of shareholder nominations for election to the Company's Board of Directors and of other matters which shareholders wish to present for action at an annual meeting of shareholders (other than matters included in the Company's proxy materials in accordance with Rule 14a-8 under the Exchange Act). The Secretary must receive such notice at the address noted above not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting, provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, the Secretary must receive such notice not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made. Assuming that the 2012 Annual Meeting of Shareholders is held during the period from May 6, 2012 to August 4, 2012 (as it is expected to be), in order to comply with the time periods set forth in the Company's by-laws, appropriate notice would need to be provided to the Secretary of the Company at the address noted above no earlier than February 25, 2012, and no later than March 17, 2012. If a shareholder fails to provide timely notice of a proposal to be presented at the 2012 Annual Meeting of Shareholders, the proxies designated by the Board of Directors of the Company will have discretionary authority to vote on any such proposal which may come before the meeting.

The Company's by-laws also specify requirements relating to the content of the notice which shareholders must provide to the Secretary of the Company for any matter, including a shareholder nomination for director, to be properly presented at a shareholder meeting.

OTHER MATTERS

The Board of Directors has no knowledge of any other matter which may come before the meeting and does not intend to present any such other matter. Pursuant to the Company's by-laws, the deadline for shareholders to notify the Company of any proposals or director nominations to be presented for action at the annual meeting has passed. However, if any other matters shall properly come before the meeting or any adjournment thereof, the persons named as proxies will have discretionary authority to vote the shares represented by the accompanying proxy in accordance with their own judgment.

OTHER INFORMATION

The Executive Compensation Committee Report on page 34 to 35, the Audit Committee Report on pages 50 to 51 and the information regarding the Audit Committee's charter and the independence of Audit Committee members on page 9 shall not be deemed incorporated by reference by any general statement incorporating this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.

The cost of solicitation of proxies will be borne by the Company. The Company has retained Georgeson Shareholder Communications Inc. to assist in soliciting proxies by mail, e-mail, telephone and personal interview for a fee of $8,500, plus expenses. Officers and employees of the Company may, without additional remuneration, also assist in soliciting proxies in the same manner. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting materials to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and notices of availability. This means that only one copy of this proxy statement, the Company's Annual Report for the fiscal year ended January 29, 2011, or a notice of availability may have been sent to multiple shareholders in each household. The Company will promptly deliver a separate copy of these documents to any shareholder upon written or oral request to the Investor Relations Department of the Company, BJ's Wholesale Club, Inc., 25 Research Drive, Westborough, Massachusetts 01581, telephone: (775) 512-6650. Any shareholder who wants to receive separate copies of these documents, or any shareholder who is receiving multiple copies and would like to receive only one copy per household, should contact the shareholder's bank, broker, or other nominee record holder, or the shareholder may contact the Company at the above address and phone number.

By Order of the Board of Directors



Lon F. Povich
Secretary

April 8, 2011

Shareholder Information

Corporate Office

25 Research Drive
Westborough, MA 01581
(774) 512-7400

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone: (866) 202-2414 (Inside the United States and Canada)
Telephone: (201) 680-6578 (Outside the United States and Canada)
For the hearing impaired: (800) 231-5469 (TDD)
Web Site: www.bnymellon.com/shareowner/isd

Annual Meeting

The 2011 Annual Meeting of Shareholders will be held at 11:00 a.m., Eastern Time, on May 26, 2011, at the Doubletree Hotel in Westborough, Massachusetts.

Financial and Other Information

BJ's Annual Report on Form 10-K for the fiscal year ended January 29, 2011 is available via the Internet at www.bjs.com. In addition, financial reports, recent filings with the Securities and Exchange Commission (the "SEC"), news releases and other Company information are available at www.bjs.com.

Inquiries

BJ's Wholesale Club Investor Relations Department
Telephone: (774) 512-6610
E-mail: investor@bjs.com

Forward Looking Statements

This Annual Report includes statements about management's future expectations and the Company's plans and prospects that are forward-looking statements under the SEC's "Safe Harbor" rules. Statements including the words "believes", "anticipates", "plans", and "expects" and similar expressions are intended to indicate forward-looking statements. Actual results could differ materially from these statements as a result of various factors discussed in BJ's annual and quarterly filings with the SEC. A discussion of these factors can be found in "Item 1A. Risk Factors" of the Form 10-K included in this Annual Report.

Performance Graph

Set forth below is a line graph comparing the cumulative total stockholder return on the Company's common stock, based on the market price of the common stock, with the cumulative total return of companies in the Standard & Poor's 500 Stock Index and the Dow Jones Industry Group Index RTB-Retail, Broadline from January 28, 2006 (the last trading day of fiscal 2005) to January 29, 2011 (the last trading day of fiscal 2010). The Dow Jones Industry Group Index RTB-Retail, Broadline is comprised currently of 25 specialty retail companies, including the Company. The graph assumes that the value of the investment at January 28, 2006 was $100 and that all dividends were reinvested. The values of investments in the companies in the Standard & Poor's 500 Stock Index and the Dow Jones Industry Group Index RTB-Retail, Broadline were measured as of the date nearest to the end of the indicated period for which index data is readily available.


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BJ's Wholesale Club, Inc.
S&P 500
Dow Jones US Broadline Retailers

BJ's Wholesale Club, Inc. • 25 Research Drive • Westborough, Massachusetts 01581



www.bjs.com